Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and comprises our Bell Wireline and Bell Wireless segments. Bell Aliant means, until December 31, 2010, Bell Aliant Regional Communications Income Fund and its subsidiaries, and from January 1, 2011, its successor, Bell Aliant Inc. and its subsidiaries.
     All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to the glossary on page 131 for a list of defined terms.
     Please refer to BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2010 when reading this MD&A. In preparing this MD&A, we have taken into account information available to us up to March 10, 2011, the date of this MD&A, unless otherwise stated.
     You will find BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2010, BCE Inc.’s annual information form for the year ended December 31, 2010 dated March 10, 2011 (BCE 2010 AIF) and recent financial reports on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
     This MD&A comments on our operations, performance and financial condition for the years ended December 31, 2010, 2009 and 2008.

ABOUT FORWARD-LOOKING STATEMENTS

BCE’s 2010 annual report including this MD&A and, in particular, but without limitation, the sections of this MD&A entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Credit Ratings and Liquidity contain forward-looking statements. These forward-looking statements include, but are not limited to, BCE Inc.’s 2011 expected common share dividend and dividend policy, Bell Canada’s financial policy targets, the business outlook for BCE’s segments, BCE’s business objectives and strategies, the sources of liquidity we expect to use to meet our 2011 cash requirements, Bell Canada’s 2011 expected pension plan funding, our fibre-optic deployment plans, and the proposed acquisition by BCE Inc. of the remaining 85% interest in CTVglobemedia Inc. (CTV) that it does not already own and certain strategic benefits and operational, competitive and cost efficiencies expected to result from the transaction. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Unless otherwise indicated by us, forward-looking statements in BCE’s 2010 annual report, including in this MD&A, describe our expectations at March 10, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in BCE’s 2010 annual report, including in this MD&A, for the purpose of giving information about management’s current strategic priorities, expectations and plans, and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in BCE’s 2010 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on March 10, 2011. Refer in particular to the section of this MD&A entitled Business Outlook and Assumptions for a description of certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this annual report and, in particular, but without limitation, contained in this MD&A in the sections entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Credit Ratings and Liquidity. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Important risk factors that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in BCE’s 2010 annual report include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, average revenue per unit (ARPU) and financial results; variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels; the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services; the increased adoption by customers of TV alternative services; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; the complexity and costs of our IT environment; events affecting the ability of third-party suppliers to provide to us essential products and services and our ability to purchase essential products and services such as handsets; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic; capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings (including the possibility of Industry Canada increasing spectrum licence fees and possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; the expected timing and completion of the proposed acquisition by BCE Inc. of the remaining 85% interest in CTV that it does not already own is subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, any required remaining regulatory approvals; and employee retention and performance.
     These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results. We caution readers that the risks described above and in other sections of this MD&A are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 10, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ABOUT OUR BUSINESS

BCE is Canada’s largest communications company. We are a comprehensive provider of wireline voice and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. In 2010, we reported the results of our operations in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Bell, which encompasses our core operations, is the largest local exchange carrier in Ontario and Québec, and is comprised of our Bell Wireline and Bell Wireless segments. We also own a 44.1% interest in, and, through our right to appoint a majority of the directors, control, Bell Aliant, the incumbent carrier in Canada’s Atlantic provinces and in rural and regional areas of Ontario and Québec. For the year ended December 31, 2010, we generated consolidated operating revenues of $18,069 million, consolidated operating income of $3,672 million and consolidated EBITDA(1) of $7,188 million.
     Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 2 to the consolidated financial statements for additional information about our segments. We also discuss our results by product line to provide further insight into our operations.

RETURNING VALUE TO SHAREHOLDERS

In 2010, BCE Inc. continued to further its track record as a dividend growth company with the announcement of two increases in the annual dividend payable on BCE Inc.’s common shares. The two increases during the course of 2010 were as follows:

  on August 5, 2010, we announced a 5.2% increase from $1.74 to $1.83 per common share, starting with the quarterly dividend payable on October 15, 2010 on December 10, 2010, we announced a 7.7% increase from $1.83 to $1.97 per common share, starting with the quarterly dividend payable on April 15, 2011 to shareholders of record at the close of business on March 15, 2011.

With these dividend increases, which were consistent with BCE Inc.’s common share dividend policy of a target payout ratio of 65% to 75% of Adjusted net earnings per share (Adjusted EPS)(2), BCE Inc.’s annual common share dividend has increased 35% since the fourth quarter of 2008. The company’s dividend policy was adopted by the board of directors of BCE Inc. with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors.
     On December 17, 2009, BCE Inc. announced a normal course issuer bid (NCIB) program for 2010 (2010 NCIB) under which BCE Inc. could purchase for cancellation up to 20 million common shares, subject to a maximum aggregate purchase price of $500 million, over the twelve-month period starting December 29, 2009 and ending on December 28, 2010. On December 6, 2010, BCE Inc. completed its 2010 NCIB program having repurchased and cancelled approximately 16.2 million common shares, at an average price of around $30.80 per share, for a total cost of $500 million, 6.67 million of which were purchased by way of private agreement with arm’s-length third-party sellers.

BELL WIRELINE SEGMENT

Our Bell Wireline segment provides local telephone, long distance, data (including Internet access and information and communications technology (ICT) solutions) and other communications services to residential and business customers primarily in the urban areas of Ontario and Québec. We also offer competitive local exchange carrier (CLEC) services to business customers in Alberta and British Columbia.
     We sell local telephone and long distance services under the Bell Home Phone brand and Internet access under the Bell Internet brand. We also provide DTH satellite television services on a nationwide basis under the Bell TV brand, as well as Internet protocol television (IPTV) service in select areas of Toronto and Montréal as of September 2010 that is being commercially marketed as Bell Fibe TV, allowing us to provide a comprehensive quadruple-play bundle of communications services.
     Also included in this segment are the results of our wholesale business, which provides local telephone, long distance, data and other services to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s northern territories.
     Our Bell Wireline segment also includes wireline-related product sales from our wholly-owned subsidiary, national consumer electronics retailer The Source (Bell) Electronics Inc. (The Source), the assets of which we acquired on July 1, 2009.

(1)

EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(2)

The terms Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL WIRELESS SEGMENT

Our Bell Wireless segment provides wireless digital voice and Internet/data communications products and services to residential and business customers across Canada. Our wireless services, offered over technologically advanced national wireless networks, are available to virtually all of the Canadian population. At December 31, 2010, we had more than 7.2 million wireless subscribers, 77% of which were on monthly rate plans (postpaid). Bell Wireless includes the results of operations of Bell Mobility Inc. (Bell Mobility), Virgin Mobile Canada (Virgin), wireless product sales from The Source and the wireless operations of Northwestel. On July 1, 2009, we completed the acquisition of the remaining 50% of the equity of Virgin not already owned by Bell, which included a long-term brand licensing agreement with the Virgin Group.

BELL ALIANT SEGMENT

Our Bell Aliant segment provides local telephone, long distance, Internet, data, video, wireless, IT services and products, and other ICT services to residential and business customers in Canada’s Atlantic provinces, as well as in rural and regional areas of Ontario and Québec. Formed on July 7, 2006, Bell Aliant is one of the largest regional telecommunications service providers in North America. At December 31, 2010, BCE owned approximately 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE has the right to elect a majority of the board of directors of Bell Aliant and, therefore, controls Bell Aliant. On January 1, 2011, Bell Aliant converted to a corporate structure from an income fund. BCE’s ownership position did not change as a result of this conversion.

ACQUISITION OF CTV

BCE announced on September 10, 2010 that it has agreed to acquire the remaining 85% interest in CTV that it does not already own. BCE intends to acquire this remaining 85% interest for approximately $1.3 billion in equity value from The Woodbridge Company Limited (Woodbridge Limited), Ontario Teachers’ Pension Plan Board and Torstar Corporation. Including the value of BCE’s present 15% ownership stake, the transaction has an equity value of approximately $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is approximately $3.2 billion. The available sources of funding for the acquisition include a new, fully committed unsecured credit facility of $2 billion entered into on October 28, 2010 by Bell Canada with a syndicate of financial institutions, approximately $750 million in new BCE Inc. common shares that will be issued to Woodbridge Limited, or an affiliate thereof, and surplus cash on hand. For the twelve-month period ended August 31, 2010, CTV had revenues of approximately $1,800 million and EBITDA of $380 million.
     In a separate transaction, completed on December 31, 2010, Woodbridge Limited, through a wholly-owned subsidiary, acquired ownership of The Globe and Mail, in which BCE retains a 15% equity position.
     CTV holds specialty television, digital media, conventional television and radio broadcasting assets. With video streaming rapidly growing in popularity among Canadians, who are increasingly moving to mobile, online and digital television platforms for video content, we intend to acquire CTV’s range of video content with the objective of enhancing the execution of our strategic imperatives by seeking to leverage our broadband network investments, to accelerate video growth across all four screens – mobile smartphones and tablets, online and television – and to achieve a competitive cost structure. With 100% ownership of CTV, BCE will seek to maximize strategic and operating synergies with CTV, including the efficiency of BCE’s content and advertising spend. Effective at the time of the closing of the transaction, which is expected to occur in the second quarter of 2011, BCE will consolidate CTV’s financial results.
     The proposed acquisition of CTV by BCE Inc. is subject to regulatory approval from both the Competition Bureau and the Canadian Radio-television and Telecommunications Commission (CRTC). The Competition Bureau indicated on February 1, 2011 that the Commissioner of Competition did not intend, at that time, to challenge the proposed acquisition. On March 7, 2011, the CRTC approved BCE Inc.’s acquisition of CTV. In addition, the listing on the Toronto and New York stock exchanges of the new BCE Inc. common shares to be issued to Woodbridge Limited, or an affiliate thereof, is subject to approval by such stock exchanges.

BCE INC.   2010 ANNUAL REPORT   |   25

MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL PRODUCTS AND SERVICES

The following table shows selected data on Bell’s operations from 2008 to 2010.

BELL WIRELINE	2010	2009	2008

WIRELINE

Local network access services (NAS) net losses	(385,317)	(447,424)	(436,172)
Local NAS	6,475,705	6,861,022	7,308,446

DATA

High-speed Internet net activations	40,335	37,618	50,814
High-speed Internet subscribers(1)	2,097,326	2,056,991	2,054,533

VIDEO

Video net activations	71,221	113,315	29,741
Video subscribers(1)	2,020,058	1,948,877	1,851,771
Average revenue per subscriber ($/month)	73.49	69.59	65.37
Churn (%) (average per month)	1.4%	1.2%	1.2%

BELL WIRELESS

WIRELESS

Gross activations(2)	1,999,482	1,794,237	1,651,494
Net activations(2)	408,746	372,607	350,044
Postpaid	500,139	330,815	331,043
Prepaid	(91,393)	41,792	19,001
Subscribers(1)(2)	7,242,048	6,833,302	6,497,521
Average revenue per unit ($/month)(3)	52.03	51.70	54.29
Churn (%) (average per month)(3)	1.9%	1.7%	1.6%
Cost of acquisition (COA) ($/subscriber)(3)	397	350	395
Proforma(4):
Average revenue per unit ($/month)(4)	52.03	50.88	52.70
Churn (%) (average per month)(4)	1.9%	1.8%	1.7%
Cost of acquisition (COA) ($/subscriber)(4)	397	336	373

(1)	Following a company-wide review of subscriber metrics, our wireless, Internet and Video customer bases were reduced by 36,826, 35,160 and 16,209, respectively, at the end of 2009.
(2)	Total wireless gross activations, net activations and end of period subscribers include 100% of Virgin’s subscribers.
(3)

Beginning in the third quarter of 2009, wireless average revenue per unit, churn and COA reflect 100% of Virgin’s results due to our acquisition on July 1, 2009 of the remaining 50% not already owned. All prior periods reflect the original 50% ownership.

(4)	Wireless average revenue per unit, churn and COA in the prior years have been restated to include 100% of Virgin’s results, rather than 50%.

Bell is our primary operational focus and the largest component of our business.
     Traditional legacy telecommunications services (legacy services), as referred to in this MD&A, are those services, such as long distance and local telephone services, voice private lines and dedicated digital private line services, that we offer over our traditional circuit-switched voice and data networks. Growth services, as referred to in this MD&A, are made up of our wireless, video, high-speed Internet and other services, including ICT solutions.
     Our Bell Wireline segment generates revenues from the following five major lines of business:

  local and access services

  long distance services

  data services

  video services

  equipment and other.

LOCAL AND ACCESS SERVICES

Bell operates an extensive local access network that provides local telephone services to residential and business customers primarily in the urban areas of Ontario and Québec. We also provide local telephone services to residential and business customers in Alberta and British Columbia and in Canada’s northern territories through Northwestel. The 6.5 million NAS lines we provide to our customers are a key factor in establishing customer relationships and are the foundation for the other products and services we offer. Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  call management services such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance service providers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We offer a variety of Bell Home Phone packages that include unlimited local phone calling with a number of different call management services depending on the package chosen by the customer. When a Bell Home Phone package is combined with our other products to form a service bundle, a customer is eligible to receive a monthly discount. To qualify, a customer must subscribe to at least two of the following products: Bell Home Phone, Long Distance, Bell Internet, Bell TV and Bell Mobility. Customers subscribing to one of our bundle-eligible plans receive a single bill for all of their Bell services.
     We faced a continued high level of competitive intensity from cable companies in 2010 as a result of them offering voice services over their networks, which continued to place downward pressure on our local telephony market share, especially in the residential market. Cable telephony in particular is being driven by its inclusion in discounted bundles and is offered by cable operators in most major and mid-sized communities, as well as in many smaller communities. In addition, increased customer adoption of wireless telephony as their primary means of voice communication is resulting in a reduced number of primary NAS lines and contributing to a higher rate of wireless substitution.
     The CRTC regulates rates for services in our incumbent territories that are subject to regulation. At December 31, 2010, over 90% of Bell Canada’s residential telephone access lines and over 80% of Bell Canada’s business telephone access lines in Ontario and Québec were deregulated, providing us with the operating flexibility to bundle our services, pursue customer winbacks and offer pricing that is competitive with cable telephony and Voice over Internet Protocol (VoIP) providers.

LONG DISTANCE SERVICES

We provide domestic and international long distance voice services to residential and business customers. These services include a wide variety of subscription plans ranging from monthly unlimited provincial or North American calling plans catering to heavy callers to pay-per-minute plans for more casual callers.
     We also provide wholesale access service to other carriers and resellers, and receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     We offer large usage long distance packages for a set monthly price to Bell Home Phone customers, allowing for affordable long distance calling across North America.
     We also offer an unlimited world long distance plan to Bell Bundle customers that allows for unlimited long distance calls to more than 70 countries, including within Canada and the United States, for one set monthly price.
     We experience significant competition in the provision of long distance service to residential and business customers from VoIP service providers and cable companies and others, dial-around providers and prepaid card providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide long distance service at low prices using personal computers and broadband connections.

DATA SERVICES

We provide high-speed Internet access service under the Bell Internet brand for residential and business customers. At December 31, 2010, we provided high-speed Internet access to approximately 2.1 million customers, whether through digital subscriber line (DSL) technology, fibre-optic or wireless broadband service. Our high-speed Internet access footprint in Ontario and Québec reached approximately 93% of our homes and business lines passed at December 31, 2010.
     We currently offer three DSL packages, marketed as Essential, Essential Plus and Performance, which provide download speeds of up to 500 kilobits per second, 2 megabits per second (Mbps) and 6 Mbps, respectively. We launched a full suite of Bell Fibe Internet products on February 4, 2010 in the Montréal and Greater Toronto areas, providing users with higher download speeds of up to 25 Mbps. Fibe Internet is enabled by advanced very high-speed digital subscriber line 2 (VDSL2) technology enhancements to Bell’s fibre-to-the-node (FTTN) network.
     We also offer wireless Internet through our Bell Wireless segment, which provides high-speed Internet access to personal desktop computers or laptops at speeds of up to 21 Mbps, using a mobile Internet universal serial bus (USB) stick. In November 2010, Bell became the first wireless company in North America to deploy leading-edge Dual cell technology, which doubles the speed of high-speed packet access plus (HSPA+) mobile data service from up to 21 Mbps to as high as 42 Mbps when using capable USB modem devices. Bell has launched 42 Mbps service initially in Toronto and intends to expand service to more Canadian cities and towns through 2011.
     We run Canada’s largest general interest portal, Sympatico.ca. The portal receives about 18 million unique visitors per month and reaches over 70% of online Canadians.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     We also sell a full range of data services to business customers. In addition to Internet access, some of the services we offer include:

  Internet protocol (IP)-based Services – Bell manages the largest IP multi-protocol label switching footprint of any Canadian provider, enabling us to offer customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and video. Our IP-based services include IP virtual private networks, Ethernet, business Internet and VoIP.

  ICT Solutions – Bell provides ICT solutions that include professional, managed and infrastructure services.

– Professional Services – We offer customers consulting, IT integration and resource services

– Managed Services – Services offered include network management, security, hosting, cloud computing, wireless and voice connectivity

– Infrastructure Services – We deliver a wide range of best-in-class technologies from leading industry partners. We assist customers through equipment selection, procurement, provisioning, deployment and maintenance.

We also continue to offer legacy data services, such as integrated services digital network, frame relay and ATM services to existing customers. The market for these services is declining over time as customers migrate to newer technologies.

VIDEO SERVICES

We are Canada’s largest digital television provider, nationally broadcasting more than 500 all-digital video and audio channels and a wide range of domestic and international programming. We currently distribute our video services to more than 2 million customers.
     Our primary video operations are marketed nationally under the Bell TV brand and carried out through our wholly-owned Bell TV subsidiary, which has been offering DTH satellite service since 1997. Our DTH operations currently use three satellites. Telesat Canada (Telesat), our former subsidiary, operates or directs the operation of these satellites. We have leveraged this satellite capacity to offer a menu of programming options, such as a wide range of over-the-air and specialty programming, more than 100 high-definition (HD) channels with TV shows, movies, sports and other entertainment options and a broad selection of pay-per-view service offers.
     We also offer hardware, including personal video recorders (PVRs), Bell TV Online subscription video-on-demand, pick-and-pay programming, and the most HD channels in Canada.
     On September 13, 2010, we officially launched Bell Fibe TV, our new IPTV service, in several Toronto and Montréal neighbourhoods. Delivered over our advanced high-speed fibre optic network and powered by Microsoft’s Mediaroom multimedia software, Fibe TV complements our national Bell TV satellite service and expands TV choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home PVR, the ability to record up to four programs simultaneously, a picture-in-picture program guide, advanced search capabilities, and the fastest channel change in the market. Unlike cable, Fibe TV’s IP-based software technology makes possible many of these features and allows us to leverage Internet content and applications into the television environment, while providing the ability to instantly deliver future innovations without the need for new receivers or a visit from a technician.

EQUIPMENT AND OTHER

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment video set-top box (STB) sales

  network installation and maintenance services for third parties product sales, other than wireless products, at national consumer electronics retailer The Source.

WIRELESS SERVICES

We offer a broad range of wireless voice and data communications products and services to consumer and business customers across Canada. We also provide an array of value-added services such as call display and voicemail, e-mail, text, picture and video calling and messaging, music downloads, ringtones and games, video streaming, live TV, as well as roaming services with other wireless service providers. Customers can choose to pay for their services through a postpaid plan or in advance (prepaid). Our postpaid rate plans, payable on a monthly basis, are available with a one, two or three-year contract that offer handset discounts, but also can be obtained

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MANAGEMENT’S DISCUSSION AND ANALYSIS

without a contract. At December 31, 2010, we served more than 7.2 million wireless customers, of which over 5.5 million subscribed to postpaid rate plans.
     We provide wireless communications services under the Bell, Virgin Mobile and Solo Mobile brands. Virgin Mobile is a brand owned and operated by Bell Mobility, geared primarily towards the youth and young adult markets, emphasizing the Internet and text capabilities of its hardware and service offerings with media-rich content, full-track music, movies, games and messaging services. Solo Mobile is a brand owned and operated by Bell Mobility, positioned to compete against other flanker brands in Canada.
     We offer a wide variety of single-user and shared postpaid rate plans, designed for local and long distance service. Data also can be added to voice service. We provide a wide range of wireless data services to consumers and business clients, including text and e-mail services, picture and video messaging, Internet browsing, ring tunes, ringtones and screen-savers, social networking, instant messaging, multimedia such as music downloads, video streaming, TV, full-length movies and other services such as GPS navigation and location-based services. Mobile business services include sales force automation and customer relationship management tools, field service automation, and resource and asset tracking tools.
     Our wireless HSPA+ network, launched in November 2009, delivers high-speed mobile access of up to 21 Mbps to 96% of the Canadian population. The HSPA+ network supports full global roaming, as well as a wide range of smartphones, wireless Internet sticks, tablets and other leading-edge mobile devices. The new network also supports international roaming in more than 200 countries, including a preferred roaming agreement with AT&T Inc. (AT&T), the largest HSPA operator in the United States. The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability. In November 2010, Bell became the first wireless company in North America to deploy leading-edge Dual cell technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using capable USB modem devices. Bell has launched 42 Mbps service initially in Toronto and intends to expand service to more Canadian cities and towns through 2011.
     In addition to our HSPA+ network, we operate a national 3G code division multiple access (CDMA)/evolution, data optimized (EVDO) network covering 99% of Ontario’s and Québec’s population and approximately 97% of Atlantic Canada’s population at December 31, 2010. Our CDMA network also covers major cities in the provinces of Alberta and British Columbia. At the end of 2010, Bell’s EVDO network covered 91% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment. Bell currently plans to continue operating its CDMA network for the foreseeable future.
     With our dual high-speed data networks, we are able to offer Canadian consumers the broadest range of choice in wireless smartphones, including devices from Apple, RIM BlackBerry, Samsung, HTC and LG, as well as other QWERTY-keyboard smartphones, touch screen tablets and other devices designed for data services such as e-mail, messaging, Internet access and social networking.

EMPLOYEES

At December 31, 2010, BCE employed 50,200 people on a full- or part-time basis, compared to 50,900 at the end of 2009.
     The total number of Bell employees at the end of 2010 was 42,900, which includes 3,400 employees at The Source, compared with 42,800 on December 31, 2009, which includes 3,500 employees at The Source. The increase was due mainly to a higher headcount primarily in our Bell Wireless segment, and in our network and field operations units, in order to support our significant wireless subscriber growth and smartphone adoption over the past year, broadband fibre deployment activities, IPTV rollout, and ongoing service quality initiatives. This was partly offset by a reduced workforce, year over year, in our Bell Residential and Bell Business Markets units, driven by employee departures, attrition, and other targeted reductions brought about by further operating efficiencies and productivity improvements. Approximately 45% of Bell employees are represented by labour unions. No significant collective bargaining agreements were signed or expired in 2010.
     At Bell Aliant, the total number of employees decreased to 7,300 in 2010 from 8,100 in the previous year, due mainly to the consolidation of certain contact centres in Atlantic Canada, voluntary retirement incentives offered to certain unionized staff, and further streamlining of Bell Aliant’s management workforce.

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STRATEGIC IMPERATIVES

This section contains forward-looking statements concerning our business objectives and strategies. For a description of assumptions underlying certain of such forward-looking statements, refer to Business Outlook and Assumptions. For a description of certain risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as a foremost provider of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.
     Our strategy to deliver a better customer experience at every level is enabled by our five strategic imperatives:

  Improve Customer Service

  Accelerate Wireless

  Leverage Wireline Momentum

  Invest in Broadband Networks and Services

  Achieve a Competitive Cost Structure.

These strategic imperatives are rooted in efficiently and cost effectively delivering consistent, reliable, high-quality communications services to customers, proactively managing legacy revenue erosion and profitably expanding our customer base.
     Our ability to return cash to shareholders now and in the future is directly supported by accelerating our business performance. Our progress in executing our customer-focused strategy in 2010 supports the financial flexibility required to continue to create value for shareholders, to maintain a strong balance sheet and to invest significantly in network and service program expansion. We intend to execute our business plan in 2011 on the basis of disciplined market leadership behaviour, while maintaining a balance between profitable growth and market share in each of our lines of business.

The following table highlights some of the progress we made in 2010 in advancing our 5 Strategic Imperatives.

STRATEGIC IMPERATIVE	OBJECTIVES	2010 ACCOMPLISHMENTS

Improve customer service

Deliver the programs and investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers.

Enhance customers’ overall experience with Bell by delivering the service basics in terms of call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees, all of which will help differentiate us from our competitors and gain long-term customer loyalty.

Same Day Next Day service completion rates for repairing service issues with Bell Home Phone, Bell TV and Bell Internet were consistently higher than 90%.

For new residential installations, we delivered within 48 hours more than 95% of the time.

80% of all new high-speed Internet service customers received a full installation by Bell technicians, up from 64% in 2009.

Began offering residential customers convenient appointment windows seven days a week for all home service installations.

All service vehicles now equipped with GPS and laptops, helping our technicians save time and be properly prepared to fulfill all customers’ needs the first time they go to the home. This, in addition to the introduction of Regional Resolution Teams that enabled better support for field services technicians, helped to drive a 6% gain in productivity.

Improved call centre routing technology through implementation of “All Call Distributors”.

Introduced single point of contact for multi-product customers for billing inquiries.

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STRATEGIC IMPERATIVE	OBJECTIVES	2010 ACCOMPLISHMENTS

Accelerate wireless

Profitably grow our wireless business by focusing on postpaid subscriber acquisition and retention, maximizing ARPU by targeting high-value subscribers, increasing our share of in-bound global roaming, driving higher wireless data penetration and usage, as well as leveraging our HSPA+ network, device and mobile content leadership.

Key elements of our wireless strategy include:

  focusing on voice and data services that are attractive to both residential and business customers maintaining the most technologically advanced, high-quality and pervasive wireless network possible offering a wide range of high-quality handsets

  improving customer service while reducing churn

  expanding sales distribution channels to increase points of presence and retail traffic.

Added 500,139 net new postpaid subscribers, an increase of 51% over 2009, on a record number of annual gross activations.

Achieved a 35% and 41% wireless market share of postpaid gross and net activations among the three major wireless carriers, respectively, compared with 30% and 27% in 2009.

Increased our base of smartphone subscribers by 82% in 2010. Smartphone users now represent approximately 28% of our postpaid subscriber base.

Wireless data revenue grew 41% year over year, up from 27% in 2009.

Launched Bell Mobility and Virgin wireless products at The Source, significantly increasing the number of places where customers can buy our wireless products and services.

Offered the latest devices from leading manufacturers with the addition of 33 new mobile devices to our handset line-up in 2010, 21 of which were exclusive to Bell Mobility.

Reinforced our mobile TV leadership by entering into a number of partnerships to serve the increasing demand for anywhere access to live mobile sports and news video content. In addition to exclusive wireless services such as NHL and live Olympic coverage, we announced agreements to deliver content from the Montreal Canadiens, CTV, TSN, RDS, NFL and BNN to Bell Mobility smartphones.

Leverage wireline momentum

Reduce the rate of local residential line losses through winbacks, driving higher multi-product home penetration, and increasing household-move wins and retentions. Our TV and broadband Internet services remain critical components of our service bundling strategy, which we intend to further leverage in order to drive subscriber acquisition and retention, and to maximize average revenue per household.

In our business markets, our focus will remain on retaining small business customers and winning important large business customer contracts. This will be supported by the strength of our IP Multi-Protocol Label Switching (MPLS) network and the breadth of our ICT services, which should help moderate the decline in voice and data revenues.

Reduced the number of residential line losses by 17% over 2009 through better service delivery, winbacks and service bundling. We also reduced the number of business line losses by 4.6% year over year.

Achieved industry-leading wireline EBITDA growth of 5.9%.

Introduced Bell Fibe Internet in February 2010, an upgraded Internet service that offers faster download and upload speeds.

Grew our FTTN Internet subscriber base by 26% in 2010. FTTN subscribers represent approximately one-third of our residential Internet customer base.

Introduced Bell Fibe TV in select neighbourhoods across Toronto and Montréal in September 2010. Delivered over our advanced high-speed fibre optic network, Fibe TV complements our national Bell TV satellite service and expands TV choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features.

Maintained our industry leadership in HD television with more than 100 HD channels.

Introduced Video on Demand on Bell TV.

Won most major large business customer contracts in 2010.

Announced the construction of two new data centres that will provide our business customers with co-location, managed hosting and next-generation cloud computing services. Once they are in service, Bell will have six such centres across Canada.

Acquired Hypertec Availability Services’ hosting division, the leading top-tier data hosting provider in Quebec. We also purchased xwave, the Bell Aliant division specializing in IT professional services and advanced technology solutions. These acquisitions will enhance Bell’s ability to provide an expanded portfolio of services to corporate and public sector clients, while putting us at the forefront of managed hosting and cloud computing services.

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STRATEGIC IMPERATIVE	OBJECTIVES	2010 ACCOMPLISHMENTS

Invest in broadband networks and services

Continue investing in broadband fibre build-outs and pursue advanced network enhancements to our wireless HSPA+ network to support continued subscriber growth on broadband platforms.

We aim to roll out thousands of new fibre-to-the-home (FTTH) and FTTN network locations serving millions of households and businesses, enabling new online video, networking and other rich, high-speed IP-based services.

We also intend to continue leveraging the HSPA+ national network to attract high-value postpaid subscribers to Bell and maximize ARPU.

In 2010, Bell invested approximately $2.5 billion of capital to extend our networks and enhance their speed, capacity and reliability.

Expanded our high-speed fibre optic capabilities through our FTTN rollout to residential neighbourhoods and to MDUs throughout the Québec–Windsor corridor, including the substantial completion of FTTN coverage of the Greater Toronto and Montréal areas.

We enhanced our existing FTTN network to begin providing homes in Toronto and Montréal with the capability to receive Bell Fibe TV.

Began the deployment of FTTH in Québec City that will offer consumers and business customers download speeds of up to 100 Mbps and upload speeds of up to 20 Mbps.

Began the deployment of FTTH to all new urban and suburban housing developments in Ontario and Québec. This is in addition to our deployment of fibre-to-the-building (FTTB) to MDUs already underway.

Extended our industry-leading national HSPA+ wireless network to more than 96% of the Canadian population.

Began the first North American commercial deployment of HSPA+ Dual Cell technology, increasing data speeds up to 42 Mbps for compatible devices.

Initiated long-term evolution (LTE) technology trials.

Achieve a competitive cost structure

Cost containment is a core element of our financial performance and remains a key factor in our objective to maintain margins as we continue to experience legacy revenue declines and a further shift in product mix towards growth services. We aim to accomplish this through operating our business in the most cost-effective way possible to extract maximum operational efficiency and productivity gains.

Reduced wireline operating costs (excluding The Source acquisition and Olympics-related expenses) by approximately $290 million as a result of our continued focus on lowering costs and improving productivity.

Renegotiated several major vendor contracts and introduced procurement efficiencies that trimmed our external supplier budget.

Residential customer call volumes dropped by 11% year over year.

Continued to adhere to strict policies to minimize discretionary spending across the company with extensive checks and balances in place to ensure only essential travel expenses are approved. As well, we introduced smart meeting tools to enable employee collaboration without travel.

Cost savings achieved from lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices, video STBs and cross-border exchange traffic.

Subsequent to the end of 2010, we streamlined our team structure by bringing all wireless and residential wireline services under the same executive leadership to improve customer focus and optimize efficiency. Additionally, we consolidated all wireline and wireless network technology, planning, deployment and operations across Bell under a single Chief Technology Officer, and integrated all TV installation and repair functions into our Field Services unit.

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BUSINESS OUTLOOK AND ASSUMPTIONS

This section contains forward-looking statements concerning the business outlook of our Bell Wireline, Bell Wireless and Bell Aliant segments. This section also describes certain key economic, market and operational assumptions we have used in making such forward-looking statements and other forward-looking statements contained in this MD&A. For a description of risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Based on the Bank of Canada’s recent estimates, the Canadian economy is expected to grow approximately 2.4% in 2011. In addition, we have made certain market assumptions in preparing our business outlook for 2011, including the following:

  continued cost rationalization and cautious spending by business customers given employment levels and the modest pace of economic recovery current levels of residential wireline competition to continue especially from cable companies and providers of VoIP services higher wireline substitution, due primarily to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated, in particular, by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Our business outlook is also based on certain operational assumptions and other market assumptions that are discussed below.

BELL WIRELINE

In our residential markets, our plan for 2011 assumes a further slowdown in local line losses as we leverage our broadband fibre investments in both TV and Internet to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our other residential services.
     Many of our residential market product lines demonstrate a good level of inelasticity to a downturn in the economy. However, with an expected increase in housing starts and residential moves as the pace of economic recovery improves, we could experience higher customer turnover.
     Although we expect to continue to incur local line losses, primarily as a result of cable telephony competition, we are targeting a relatively stable rate of residential NAS erosion based on the assumption that targeted retention and service bundle offers, customer winbacks and better service execution will reduce residential NAS line losses year over year. However, aggressive marketing actions from the new wireless entrants, which may include offering low-priced wireless home phone replacement plans, could also result in higher residential customer NAS line losses.
     At Bell TV, we intend to drive subscriber acquisition and higher ARPU based on the assumption that we will leverage our market leadership position in HD programming, seek greater penetration within the MDU market and capitalize on our extensive retail distribution network, which includes The Source, while proceeding with a progressive rollout of Fibe TV service in Toronto and Montréal. With Fibe TV expected to contribute to stronger overall TV subscriber growth, along with continued ARPU strength driven by product enhancements, higher value premium package programming and pricing discipline, video revenue growth is expected to remain relatively strong in 2011.
     Our focus at Bell Internet will centre on leveraging our broadband fibre network to drive further growth in Fibe Internet subscribers, higher ARPU and lower churn, while pursuing pricing methods which allow us to cover the capital costs of upgrading the network and expanding capacity to meet growing demand. The proliferation of devices such as tablets and e-readers that consume vast quantities of bandwidth require ongoing investment to ensure that we continue to offer our customers the most competitive packages for the best value. We also intend to achieve service improvements by further enhancing the speed and reliability of our Internet network, while continuing to offer installation and service capabilities that differentiate us from our competitors. Substantial ongoing investments in our fibre optic networks to further expand our wireline broadband footprint are expected to strengthen our competitive position versus the cable companies and allow for introduction of leading edge IP products into the home not available through cable technologies.
     In our business markets for 2011, we will seek to minimize the decline in revenues from legacy voice and data services mainly through ongoing service innovation and product value enhancements, targeted marketing initiatives to slow NAS erosion, leveraging the strength of our core connectivity services portfolio, introducing new IP-based services, as well as focusing on key ICT portfolios such as hosting and cloud services. We also expect to offset the unfavourable impact on margins from ongoing legacy erosion, continued customer migration to IP-based systems and sustained competitive pricing pressures with rigorous cost management.
     As the economy strengthens and employment rates improve, we expect that the performance of our Business Markets unit, including business NAS line losses, will improve

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gradually, based on an assumption of increased customer spending, new business formation and higher demand for connectivity and ICT services. However, even with a better-performing economy, more conservative strategies by business customers may result in lower capital spending requirements, deferral of ICT projects and NAS erosion. Through our Business Markets unit, we will continue to deliver network-centric ICT solutions to large business and public sector clients that increase the value of connectivity services. We expect to experience continued competitive intensity in all business markets as cable operators continue to transition from consumer-only plays and other telecom competitors seek to grow their business in these markets. In addition, we expect to experience continued competition from other system integrators, outsourcers and professional service firms for our ICT services. We also intend to introduce service offerings that help drive innovative solutions and value for our small and mid-sized customers, while focusing on growing overall profitability through customer retention, increasing ARPU levels and optimizing operations to further reduce costs.
     We also intend to maintain a strong focus on controlling overall wireline costs in order to help offset costs associated with scaling Bell’s Fibe TV service and to support our objective of keeping EBITDA margins stable. This assumes that we will be able to achieve expense savings from renegotiated contracts with our vendors and outsource suppliers, lower corporate support costs, further streamlining our labour force, field service productivity improvements, consolidating management roles and organizational structures to achieve further operational efficiencies, reducing traffic that is not on our own network, and managing content costs.

BELL WIRELESS

We expect that our Wireless unit will continue to be a key contributor to Bell’s revenue and EBITDA results in 2011. The financial performance of Bell Wireless is based on its continued ability to focus on profitable growth and execute its market strategies. Bell Wireless’ expected performance in 2011 is based on the assumption that it will benefit from the flow-through of significant investments made in 2010 in customer acquisition and retention along with continued acceleration in smartphone activations and data usage that is expected to lead to increased data ARPU growth, which should help to counter declining voice ARPU and the negative impact of new wireless entrant competition.
     We expect new wireless entrant competition to intensify in 2011 as additional service providers come to market and the existing providers continue to open new markets and improve their distribution reach. As a result, we expect pressures on pricing and customer churn, highlighting the critical importance of continuing to improve customer satisfaction and proactively focusing on customer retention. This is expected to be mitigated by increased smartphone device penetration and incremental growth in data usage and roaming.
     We have assumed that our expected wireless revenue growth will be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base. We will seek to achieve our ARPU objectives through data revenue growth, supported by our HSPA+ network, higher demand for data services and increasing usage from wireless services such as text and picture messaging, web browsing, music and video downloads and community portals such as Facebook and YouTube. We also have assumed that we will benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services. Another emerging key growth opportunity is enabled by the new category of tablet devices, which has the potential to generate incremental revenues per subscriber and contribute to increasing wireless penetration levels in Canada.
     We intend to continue introducing new products and services to the market in a timely manner, balancing innovation with profitability. The development of wireless data transmission technologies has led to the development of more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, photos, music and streaming video clips, TV and other functions. We believe that the introduction of such new applications will drive the growth for data services. As a result, we aim to introduce additional high-speed enabled data devices, applications and other services to our wireless customers in order to deliver increasing value to them. However, the proliferation of these relatively more expensive and sophisticated devices, as well as heightened competitive activity, is expected to exert pressure on EBITDA due mainly to increased handset subsidization resulting in higher subscriber acquisition and customer retention costs. Despite these increased costs, we should benefit from higher wireless margins in 2011 given that we do not expect to spend incrementally as much on subscriber acquisition, year over year, in order to maintain a reasonable market share of postpaid gross and net additions even with increasing new wireless entrant competition.
     Our 2011 financial outlook for Bell Wireless also assumes continued diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smartphone customer penetration.

BELL ALIANT

Bell Aliant remains focused on its five strategic objectives initially implemented in 2009. Firstly, it intends to improve the customer experience through improvements to service fundamentals supported by operational improvements to its processes, tools and training. Secondly, it intends to mitigate customer churn through increasing the penetration of service bundles and increasing its retention efforts. Bell

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Aliant also intends to make enhancements to its bundle offers in 2011 as these have proven to be effective churn-reduction tools in the past. Thirdly, Bell Aliant plans to focus on growing its broadband business by increasing its investment in FTTH technology in 2011 with the objective of bringing FibreOP services to more than 600,000 homes and businesses by the end of 2012. This investment will provide customers in the FTTH footprint with access to TV and exceptionally fast Internet services. As well, Bell Aliant will continue to selectively invest in DSL expansion and, with government and partners, in rural broadband development such as the state-of-the-art backbone fibre optic network to many communities in northern Ontario, enabling speeds up to 50 times faster than current systems. These partnerships allow it to expand its telecommunications infrastructure to areas where it might not normally be economically feasible to do so. Bell Aliant’s fourth strategic objective is to become more profitable and more competitive through resetting its cost structure. As a result of previous organizational restructurings, Bell Aliant is well-positioned to operate more efficiently in the future. Bell Aliant plans to focus on increasing productivity by concentrating on continued cost containment, procurement improvements and gains in process and operational efficiency. Finally, in 2011, Bell Aliant will maintain its performance-based culture by providing clear direction on its strategy and more closely aligning personal performance with corporate objectives. Building on current learning programs, it will continue to focus on the development of its employees, by refining tools that will simplify the talent management process for our leaders of people and investing in new learning opportunities for its leaders and front-line managers.

2010 OPERATING HIGHLIGHTS

Our operating performance in 2010 was driven by solid execution across all our businesses, with accelerated wireless subscriber acquisitions, strong wireline financial performance and continued progress in cost reductions and efficiency.
     Bell Wireless had a record number of new gross customer activations in 2010, driven by strong market execution that leveraged our best-in-class HSPA+ network, leading line-up of smartphone devices, enhanced data services like Bell Mobile TV and our extensive distribution network. Based on this performance, we achieved a 35% and 41% wireless market share of postpaid gross and net activations among the three major wireless carriers, respectively, representing significant year-over-year improvements of 4.4 and 13.8 percentage points.
     Bell Wireline generated strong operating income growth, substantial improvement in NAS line losses, and solid TV and Internet net activations, supported by the launches of Bell Fibe TV and Fibe Internet on our expanding broadband fibre network.
     Our financial results for 2010 were highlighted by strong net earnings growth of 32.7% and substantial operating cash flow generation, reflecting increased wireless revenue growth, wireline EBITDA growth of 5.9% and margin improvement.
     Bell had revenue growth of 2.7% in 2010, due mainly to higher wireless revenue growth driven by a larger customer base and increased data usage, as well as the inclusion of results from The Source and Virgin acquisitions, which occurred on July 1, 2009. Higher TV and Internet revenues, in addition to increased sales of IP broadband connectivity services and ICT solutions to business customers, also contributed to the year-over-year improvement in Bell’s operating revenues. However, overall revenue growth was moderated by the slow pace of economic growth as evidenced by continued sluggish employment rates, relatively few new business starts, and cautious business spending.
     Operating income at Bell was 22.2% higher in 2010, due mainly to reduced restructuring and other charges, higher EBITDA, and lower depreciation and amortization expense. Bell’s EBITDA grew 2.4% in 2010, reflecting higher operating revenues and rigorous expense management, despite increased costs associated with acquiring a larger number of new wireless subscribers year over year and greater spending on wireless retention and handset upgrades. Cost savings were realized from vendor contract renegotiations with key IT and outsource suppliers and previously implemented labour force reductions, as well as other productivity improvements in both our field operations and call centres. Our work to drive down costs enabled us to maintain Bell’s EBITDA margin effectively unchanged year over year at 38%, even with considerable incremental costs incurred to grow and retain our customers as well as sustained competitive pressures. Bell’s EBITDA improvement in 2010 also reflected lower year-over-year net benefit plans (or pension) expense, decreased capital taxes and hedging of our U.S. dollar-denominated expenses at more favourable rates compared with 2009.
     We grew total net customer activations in 2010 for wireless, TV, broadband Internet and NAS in aggregate by 78%, reflecting effective marketing and our attractive product and service offerings even as we faced intense competition in all our markets.
     Total wireless net activations in 2010 increased 9.7% to 408,746, driven by strong postpaid subscriber growth that resulted in an 11.4% year-over-year increase in gross activations. Higher-value postpaid net activations increased 51.2% to a record 500,139 subscribers. However, we lost 91,393 net prepaid customers in 2010 on 9.6% fewer prepaid gross activations and higher customer churn year over year. The decline in prepaid activations reflected aggressive acquisition offers from the new wireless entrants aimed at lower value customers and our targeted focus on postpaid subscriber acquisition.

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     We added 71,221 net TV subscribers in 2010, representing a 37.1% decrease compared with 2009. Despite the successful commercial launch of Bell Fibe TV in September 2010 in select areas of Toronto and Montréal and increased wholesale activations, total TV net activations decreased year over year due mainly to higher retail churn resulting from aggressive pricing and promotions by our cable TV competitors. Lower gross activations in our direct channels also contributed to fewer TV net activations, where we had seen very strong sales in 2009.
     We experienced a rebound in broadband Internet subscriber growth in 2010 driven by our Fibe high-speed Internet service, which contributed to net activations of 40,335 compared with 37,618 in 2009. Our Internet subscriber results in 2010 also reflected fewer residential and business customer deactivations year over year, despite ongoing aggressive acquisition offers from our competitors and wireless substitution.
     In our traditional local telephone business, we reduced the total number of NAS line losses in 2010 by 13.9%, mainly as a result of growth in the number of multiple-product bundle households, increased customer winbacks and fewer business access line deactivations, as well as higher wholesale net additions owing to a resale agreement entered into with a third-party reseller of residential services. Consistent with the improvement in residential and business line losses, the annual rate of NAS erosion slowed in 2010 to 5.6% from 6.1% in 2009.
     Capital expenditures at Bell increased 3.1% in 2010 to $2,463 million, corresponding to a capital intensity ratio of 16.0% of operating revenues, compared with 15.9% in 2009. Higher year-over-year capital spending was due mainly to increased investment for the deployment of broadband fibre to residential homes and businesses in Ontario and Québec, and to ongoing enhancements of Bell’s core wireline broadband network in support of our IPTV service. These investments in core infrastructure serve to strengthen our competitive position in the market and contribute to the improvement in overall customer service. Capital expenditures at Bell Wireless were lower in 2010, due to higher spending in 2009 on the construction of the HSPA+ wireless network, which was launched in November 2009.
     For BCE, operating revenues grew 1.9% in 2010, while operating income and EBITDA increased 15.1% and 1.4%, respectively, mainly as a result of improved year-over-year performance at Bell as described above.
     BCE’s cash flows from operating activities were $4,724 million in 2010, down from $4,884 million in 2009. Free cash flow(3) available to BCE Inc.’s common shareholders decreased 5.6% to $1,374 million in 2010 from $1,456 million in 2009. The year-over-year decrease was due primarily to higher pension plan funding, which included a $750 million voluntary contribution and increased capital spending offset partly by higher EBITDA, reduced investment in working capital, lower interest paid on long-term debt and decreased restructuring payments.
     Net earnings applicable to common shares for 2010 were $2,165 million, or $2.85 per share, compared with $1,631 million, or $2.11 per share, in 2009. Higher EBITDA, lower depreciation and amortization expense, decreased restructuring and other charges, reduced interest expense, and the positive impact of fewer common shares outstanding due to share repurchases under BCE Inc.’s 2010 NCIB program were partly offset by higher income tax expense in 2010. Similarly, Adjusted EPS, which is calculated before restructuring and other costs and net gains or losses on investments, increased to $2.84 per common share in 2010 from $2.50 per common share in 2009.
     We also continued to maintain a sharp focus on our capital market objectives in 2010. We delivered on our objective to increase shareholder returns through two increases in the common share dividend, delivering a 35% increase overall since the fourth quarter of 2008, and the completion of a $500 million share buyback program in December at an average price per share of approximately $30.80. We repaid approximately $400 million of long-term debt in 2010 from cash on hand and accessed the capital markets, raising $1 billion in proceeds from the issuance of Bell Canada five-year notes on attractive terms while maintaining strong investment grade credit ratings. Moreover, with the $750 million voluntary cash pension contribution made in December 2010 in respect of Bell Canada’s defined benefit plan, we are systematically addressing Bell Canada’s pension solvency deficit.
     Additionally, we substantially advanced Bell’s strategic agenda through our significant and ongoing wireless and wireline broadband investments, which drove customer additions on our growth services platforms, and acquisitions that support our strategic execution going forward – including the proposed acquisition of CTV, Canada’s #1 media company, as well as the acquisition of the hosting division of Hypertec and the acquisition of xwave to support the growth in data hosting and cloud computing at our Bell Business Markets unit.
     Some of our segments’ revenues vary slightly by season. Wireline segment revenues tend to be higher in the fourth quarter because of higher product and consumer electronic equipment sales. Our operating income can also vary by season. Wireless segment operating income tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season. Additionally, the third quarter has become more significant in terms of wireless subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter.

(3)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

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SELECTED ANNUAL AND QUARTERLY INFORMATION

ANNUAL FINANCIAL INFORMATION

The following tables show selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP), for each year from 2006 to 2010. We discuss the factors that caused our results to vary over the past three years throughout this MD&A.

	2010	2009	2008	2007	2006

OPERATIONS

Operating revenues	18,069	17,735	17,661	17,707	17,516
Cost of revenue, exclusive of depreciation and amortization	(4,949)	(4,525)	(4,389)	(4,058)	(3,945)
Selling, general and administrative expenses	(5,932)	(6,121)	(6,268)	(6,658)	(6,780)

EBITDA(1)	7,188	7,089	7,004	6,991	6,791

Depreciation	(2,542)	(2,595)	(2,537)	(2,547)	(2,503)
Amortization of intangible assets	(750)	(776)	(727)	(634)	(612)
Restructuring and other	(224)	(527)	(871)	(331)	(354)

Operating income	3,672	3,191	2,869	3,479	3,322
Other income (expense)	124	(18)	(253)	2,406	(186)
Interest expense	(670)	(723)	(791)	(859)	(940)

Pre-tax earnings from continuing operations	3,126	2,450	1,825	5,026	2,196
Income taxes	(550)	(368)	(469)	(735)	(78)
Non-controlling interest	(299)	(333)	(323)	(332)	(222)

Earnings from continuing operations	2,277	1,749	1,033	3,959	1,896
Discontinued operations	–	(11)	(90)	98	111

Net earnings	2,277	1,738	943	4,057	2,007
Dividends on preferred shares	(112)	(107)	(124)	(131)	(70)

Net earnings applicable to common shares	2,165	1,631	819	3,926	1,937

Net earnings per common share
Continuing operations – basic	2.85	2.12	1.13	4.76	2.12
Continuing operations – diluted	2.85	2.12	1.12	4.75	2.12
Net earnings – basic	2.85	2.11	1.02	4.88	2.25
Net earnings – diluted	2.85	2.11	1.01	4.87	2.25

Included in net earnings
Net gains (losses) on investments
Continuing operations	133	48	(358)	2,125	419
Discontinued operations	–	(7)	(62)	123	106
Restructuring and other	(127)	(339)	(572)	(206)	(222)
Cost incurred to form Bell Aliant	–	–	–	–	(42)
Adjusted net earnings(2)	2,159	1,929	1,811	1,884	1,676
Adjusted EPS(2)	2.84	2.50	2.25	2.34	1.95

Ratios
EBITDA margin (%)	39.8%	40.0%	39.7%	39.5%	38.8%
Operating margin (%)	20.3%	18.0%	16.2%	19.6%	19.0%
Return on equity (%)	15.1%	11.3%	5.6%	30.0%	15.7%

(1)

EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

(2)

The terms Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – Adjusted net earnings in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measures.

BCE INC.   2010 ANNUAL REPORT   |   37

MANAGEMENT’S DISCUSSION AND ANALYSIS

	2010	2009	2008	2007	2006

BALANCE SHEET

Total assets	39,276	38,050	39,663	38,230	37,415
Cash	774	687	3,052	2,646	557
Debt due within one year (including bank advances and notes payable)	1,329	600	2,201	721	1,004
Long-term debt	10,581	10,299	10,099	10,766	12,007
Common shareholders’ equity	14,437	14,204	14,541	14,462	11,697

Ratios
Total debt to total assets (times)	0.30	0.29	0.31	0.30	0.35
Long-term debt to total shareholders’ equity (times)	0.67	0.64	0.70	0.65	0.97

Cash flows
Cash flows from operating activities	4,724	4,884	5,909	5,730	5,353
Cash flows used in investing activities	(2,976)	(3,217)	(3,948)	(58)	(3,683)
Capital expenditures	(2,959)	(2,854)	(2,986)	(3,140)	(3,120)
Business acquisitions	(62)	(338)	(56)	(163)	(65)
Business dispositions	8	11	(10)	3,123	–
Formation of Bell Aliant	–	–	–	(7)	(255)
Other investing activities	(98)	(89)	(726)	13	(3)
Cash flows used in financing activities	(1,662)	(4,044)	(1,559)	(3,914)	(3,639)
Repurchase of common shares	(500)	(894)	(92)	(227)	(1,241)
Issue of common shares	39	2	50	153	29
Net (issuance) repayment of debt instruments	663	(1,385)	(451)	(1,766)	(432)
Financing activities of subsidiaries with third parties	–	–	–	(333)	(292)
Cash dividends paid on common shares	(1,318)	(1,201)	(587)	(1,147)	(1,169)
Cash dividends paid on preferred shares	(108)	(107)	(129)	(124)	(84)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(370)	(369)	(366)	(404)	(293)
Cash provided by discontinued operations	–	2	3	319	2,105
Free cash flow(1)	1,374	1,456	1,689	1,960	1,810

SHARE INFORMATION

Average number of common shares (millions)	759.0	772.9	805.8	804.8	861.4
Common shares outstanding at end of year (millions)	752.3	767.2	803.1	805.3	807.6
Market capitalization	26,586	22,249	20,182	31,930	25,359
Dividends declared per common share (dollars)	1.78	1.58	0.73	1.46	1.32
Book value per share (dollars)	19.19	18.51	18.11	17.96	14.48
Total dividends declared on common shares	(1,352)	(1,218)	(588)	(1,172)	(1,132)
Total dividends declared on preferred shares	(112)	(107)	(124)	(131)	(70)
Market price per common share (dollars)
High (end of day)	36.09	29.00	40.23	41.74	32.92
Low (end of day)	27.43	23.35	21.23	29.13	25.56
Close	35.34	29.00	25.13	39.65	31.40

Ratios
Capital intensity (%)	16.4%	16.1%	16.9%	17.7%	17.8%
Price to earnings ratio (times)	12.40	13.74	24.64	8.13	13.96
Price to book ratio (times)	1.84	1.57	1.39	2.21	2.17
Price to cash flow ratio (times)	15.17	11.03	6.92	12.31	12.12

Other data
Number of employees (thousands)	50	51	50	53	53

(1)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable Canadian GAAP financial measure.

38   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY FINANCIAL INFORMATION

The following table shows selected consolidated financial data by quarter for 2010 and 2009. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2010				2009

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues	4,683	4,516	4,438	4,432	4,650	4,457	4,297	4,331
EBITDA	1,744	1,832	1,828	1,784	1,737	1,801	1,791	1,760
Depreciation	(655)	(647)	(630)	(610)	(704)	(636)	(630)	(625)
Amortization of intangible assets	(201)	(181)	(185)	(183)	(200)	(192)	(191)	(193)
Restructuring and other	(52)	(135)	(8)	(29)	(82)	(191)	(146)	(108)

Operating income	836	869	1,005	962	751	782	824	834
Earnings from continuing operations	468	555	617	637	377	584	376	412
Discontinued operations	–	–	–	–	(1)	–	(4)	(6)

Net earnings	468	555	617	637	376	584	372	406
Net earnings applicable to common shares	439	528	590	608	350	558	346	377
Net earnings per common share
Continuing operations – basic	0.58	0.70	0.78	0.79	0.46	0.72	0.45	0.49
Continuing operations – diluted	0.58	0.70	0.78	0.79	0.46	0.72	0.45	0.49
Net earnings – basic	0.58	0.70	0.78	0.79	0.46	0.72	0.45	0.48
Net earnings – diluted	0.58	0.70	0.78	0.79	0.46	0.72	0.45	0.48
Included in net earnings
Net gains (losses) on investments
Continuing operations	–	–	8	125	11	36	–	1
Discontinued operations	–	–	–	–	–	(4)	(3)	–
Restructuring and other	(18)	(93)	1	(17)	(48)	(123)	(98)	(70)
Adjusted net earnings applicable to common shares	457	621	581	500	387	649	447	446
Adjusted EPS	0.60	0.82	0.77	0.65	0.51	0.84	0.58	0.57
Average number of common shares outstanding – basic (millions)	754.1	756.7	759.7	765.7	767.2	767.2	769.0	788.3

FOURTH QUARTER HIGHLIGHTS

BCE’s operating revenue was $4,683 million in the fourth quarter of 2010, or 0.7% higher compared to the same period last year.
     Revenues at Bell increased 0.9% in the fourth quarter of 2010 due mainly to strong wireless and TV revenue growth.
     BCE’s operating income in the fourth quarter of 2010 was $836 million compared to $751 million in the fourth quarter of 2009. BCE’s EBITDA was $1,744 million in the fourth quarter of 2010, or 0.4% higher compared to the same period last year.
     Bell’s operating income in the fourth quarter of 2010 was $691 million compared to $572 million for the same period last year due to higher EBITDA, lower depreciation and amortization expense and lower restructuring and other. Bell’s EBITDA grew 1.1% to $1,411 million in the fourth quarter of 2010 from $1,395 million for the same period last year as higher revenues and continued cost containment more than offset the impact of increased wireless subscriber acquisition costs and greater spending on wireless retention and handset upgrades. Improved EBITDA also can be attributed to lower net benefit plans cost and hedging our U.S. dollar-denominated expenses at more favourable rates compared to Q4 2009.
     Depreciation of $655 million was lower compared to $704 million for the same period last year as a result of increased depreciation in the fourth quarter of 2009 due to asset write-downs and depreciation adjustments recorded in the period.
     Restructuring and other of $52 million in the fourth quarter of 2010 decreased by $30 million from $82 million for the same period in 2009 due to lower workforce reduction initiatives at both Bell and Bell Aliant.
     Cash flows from operating activities were $568 million compared to $948 million in the same period last year due to a voluntary pension plan contribution of $750 million made in December 2010 that was $250 million larger than the voluntary pension plan contribution made in December 2009 and a reduction in working capital due to the required payment under our restricted share unit compensation plan. Free cash flow decreased to negative $549 million in the fourth quarter of 2010 from $15 million in the same period last year due to lower cash flows from operating activities and higher capital expenditures.

BCE INC.   2010 ANNUAL REPORT   |   39

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about our performance in 2010 compared with 2009 and 2009 compared with 2008. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

				% CHANGE

				2010	2009
	2010	2009	2008	VS. 2009	VS. 2008

Operating revenues	18,069	17,735	17,661	1.9%	0.4%
Cost of revenue, exclusive of depreciation and amortization	(4,949)	(4,525)	(4,389)	(9.4%)	(3.1%)
Selling, general and administrative expenses	(5,932)	(6,121)	(6,268)	3.1%	2.3%

EBITDA	7,188	7,089	7,004	1.4%	1.2%
Depreciation	(2,542)	(2,595)	(2,537)	2.0%	(2.3%)
Amortization of intangible assets	(750)	(776)	(727)	3.4%	(6.7%)
Restructuring and other	(224)	(527)	(871)	57.5%	39.5%

Operating income	3,672	3,191	2,869	15.1%	11.2%
Other income (expense)	124	(18)	(253)	n.m.	92.9%
Interest expense	(670)	(723)	(791)	7.3%	8.6%

Pre-tax earnings from continuing operations	3,126	2,450	1,825	27.6%	34.2%
Income taxes	(550)	(368)	(469)	(49.5%)	21.5%
Non-controlling interest	(299)	(333)	(323)	10.2%	(3.1%)

Earnings from continuing operations	2,277	1,749	1,033	30.2%	69.3%
Discontinued operations	–	(11)	(90)	n.m.	87.8%

Net earnings	2,277	1,738	943	31.0%	84.3%
Dividends on preferred shares	(112)	(107)	(124)	(4.7%)	13.7%

Net earnings applicable to common shares	2,165	1,631	819	32.7%	99.1%

Earnings per share (EPS)	2.85	2.11	1.02	35.1%	n.m.

n.m.: not meaningful

OPERATING REVENUES

2010 COMPARED TO 2009

Total operating revenues for BCE were $18,069 million in 2010, up 1.9% from $17,735 million in 2009. Higher revenues at Bell, offset partly by lower revenues at Bell Aliant, resulted in the year-over-year increase in BCE’s total operating revenues in 2010.
     Bell’s operating revenues increased 2.7% in 2010 to $15,425 million from $15,020 million in 2009, due to higher revenues at both our Bell Wireless and Bell Wireline segments. Operating revenues for Bell in 2010 were comprised of service revenues of $13,819 million and product revenues of $1,606 million, representing improvements of 1.5% and 13.9%, respectively, over 2009.
     Bell Wireline’s revenues increased modestly in 2010. The 0.3% year-over-year improvement was due primarily to a full year of product revenues from The Source reflected in our 2010 results versus only six months in 2009. Growth in revenues from our video and Internet services, as well as increased IP broadband connectivity, ICT and equipment sales to business customers also contributed to the year-over-year improvement in 2010. Overall, Bell Wireline revenue growth in 2010 was moderated by the ongoing decline in local access and long distance revenues reflecting a reduction in our residential NAS customer base, decreased connectivity revenues stemming from business customer losses, technology substitution to wireless and IP-based services, as well as competitive pricing pressures particularly in our business and wholesale markets. In addition, we experienced continued soft demand in 2010 for new access line installations from our business customers due to competitive factors and the slow speed of economic recovery.
     Bell Wireless segment revenues grew 8.2% in 2010, due to increased service revenues from a larger subscriber base, increased data usage that generated higher ARPU year over year, and the incremental revenue contribution from the acquisition of Virgin.
     Revenues at Bell Aliant were 3.2% lower in 2010 compared to 2009, due to the continued decline in its local voice and long distance revenues attributable to competitive losses and substitution for other services. The year-over-year decrease was offset partly by revenue growth in Internet and IP-based broadband connectivity services, and increased wireless revenues. Higher IT product sales also moderated the decline in operating revenues in 2010.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

40   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 COMPARED TO 2008

Total operating revenues at BCE were $17,735 million in 2009, up from $17,661 million in 2008.
     Bell revenues increased 1.0% in 2009 to $15,020 million from $14,871 million in 2008, due to higher revenues generated by both our Bell Wireline and Bell Wireless segments. Total Bell revenues in 2009 were comprised of service revenues totalling $13,611 million, representing a 0.6% decline when compared to 2008, and product revenues of $1,409 million representing a 19.8% increase year over year.
     Bell Wireline’s revenues in 2009 were essentially unchanged, increasing by 0.2% year over year. Higher product revenues resulting from the acquisition of The Source in the third quarter of 2009, as well as growth in revenues from our video, Internet and IP broadband connectivity services, were largely offset by lower residential local voice and long distance revenues reflecting a decline in the NAS customer base, higher business NAS access line losses and reduced equipment sales to business customers given the weak economy in 2009.
     Bell Wireless segment revenue growth of 1.8% in 2009 was driven primarily by a larger subscriber base, increased data usage, and the revenue contribution from the acquisition of Virgin. Although Bell Wireless contributed positively to Bell’s overall revenue growth in 2009, wireless service revenue increased only modestly as a result of weaker voice ARPU in 2009 compared to 2008. The year-over-year decline in voice ARPU was due to a softer economy, which reduced overall wireless usage and discretionary customer spending, as well as to competitive pricing pressures stemming from increased industry penetration of flanker brands.
     Revenues at Bell Aliant were 3.7% lower in 2009 compared to 2008 due to the continued erosion of its local wireline and long distance businesses, and lower telecom product sales. The wind-down of the operations of Atlantic Mobility Products (AMP) in the third quarter of 2008 following Bell Canada’s notification that it would terminate its contract with AMP as its exclusive distributor in Atlantic Canada also adversely impacted Bell Aliant’s revenues in 2009.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

OPERATING EXPENSES

2010 COMPARED TO 2009

Operating expenses for BCE were $10,881 million in 2010 compared to $10,646 million in 2009. The year-over-year increase was the result of higher cost of revenue, offset partly by lower selling, general and administrative expenses.
     Cost of revenue was $4,949 million in 2010, up from $4,525 million in 2009, representing a year-over-year increase of 9.4%. Higher cost of revenue in 2010 was the result of:

  greater year-over-year wireless subscriber acquisition and handset upgrade volumes significant growth in wireless data usage, related content and services offered due to accelerated customer adoption of smartphones and other similar mobile devices increased wireless network expenses related to the new HSPA+ network facilities and to growth in roaming higher cost of service at Bell TV driven by a larger subscriber base and increased programming costs the inclusion of operating expenses from the acquisitions of The Source and Virgin.

Additionally, costs incurred by Bell in the first quarter of 2010 due to our role as the sole telecommunications provider of the Vancouver Winter Olympics had an unfavourable impact on cost of revenue in 2010.
     These factors were offset partly by the positive impact of decreased payments to other carriers due to reduced rates for wireline traffic settled on those carriers’ networks as well as other efficiency-related productivity improvements. Lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices, video STBs and cross-border exchange traffic also moderated the increase in cost of revenue in 2010.
     Selling, general and administrative expenses include salaries, wages and benefits, net benefit plans cost, bad debt expense, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees and rent. Selling, general and administrative expenses decreased 3.1% to $5,932 million in 2010 from $6,121 million in 2009. The year-over-year decrease can be attributed to:

  lower labour costs due to a reduced workforce and decreased use of outsourced labour resulting from productivity and efficiency improvements in both our field service operations and residential call centres cost savings realized through renegotiated service contracts with certain IT vendors and outsource suppliers decreased capital taxes and real estate costs

  lower net benefit plans cost, which included the positive impact of a pension valuation allowance reversal.

These factors were partly offset by a number of cost increases in 2010, including higher wireless subscriber acquisition costs and retention spending, increased customer service costs to support a growing base of wireless subscribers using more sophisticated devices and mobile services, and increased selling and advertising expenses. Higher costs in the first half of 2010 from the inclusion of operating expenses as a result of the acquisitions of The Source and Virgin in the third quarter of 2009 and from our sponsorship of the Vancouver Winter Olympics in the first quarter of 2010 also moderated the year-over-year improvement in selling, general and administrative expenses in 2010.

2009 COMPARED TO 2008

Operating expenses for BCE were virtually unchanged in 2009, decreasing 0.1% to $10,646 million from $10,657 million in 2008. The year-over-year improvement was due to lower selling, general and administrative expenses, offset partly by higher cost of revenue.

BCE INC.   2010 ANNUAL REPORT   |   41

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Cost of revenue was $4,525 million in 2009, up 3.1% when compared to $4,389 million in 2008. The increase in cost of revenue can be attributed mainly to higher product costs, consistent with growth in total product revenues, due to the acquisitions of The Source and Virgin. Higher costs associated with increased wireless data usage and more mobile data content, higher cost of service at Bell TV from a larger subscriber base and increased programming costs, as well as higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases of wireless devices, video STBs and cross-border exchange traffic, also contributed to higher cost of revenue in 2009.
     Selling, general and administrative expenses decreased 2.3% to $6,121 million in 2009 from $6,268 million in 2008. The year-over-year improvement was mainly the result of:

  lower labour costs due to a reduced workforce (excluding the impact of The Source and Virgin acquisitions), decreased use of consultants and contractors, and a cutback in outsourced labour resulting mainly from reduced call centre volumes and IT project-related activity lower wireless subscriber acquisition costs and retention spending decreased wireless sales promotion and advertising expenses reduced discretionary spending in areas such as travel and entertainment.

These factors were partly offset by higher operating expenses from the consolidation of The Source and Virgin in our results beginning in Q3 2009 and higher net benefit plans cost.

OPERATING INCOME

2010 COMPARED TO 2009

BCE’s operating income was $3,672 million in 2010, up 15.1% from $3,191 million in 2009, due to higher operating income at Bell.
     Bell’s operating income increased 22.2% in 2010 to $2,972 million from $2,432 million in 2009, mainly as a result of lower restructuring and other charges in 2010. In 2009, restructuring and other charges reflected charges for voluntary and involuntary workforce reduction initiatives (including a retirement incentive for unionized employees), the consolidation of employees to campus environments, as well as a Supreme Court of Canada ruling relating to the disposition of Bell Canada’s deferral account balance with the CRTC. Higher operating revenues and lower net benefit plans cost also contributed to the year-over-year improvement in operating income at Bell in 2010, which were partly offset by the factors described above that contributed to higher operating expenses year over year.
     Bell Aliant’s operating income was $700 million in 2010 compared to $759 million in 2009. The year-over-year decrease can be attributed to an impairment charge related to certain customer relationships created on the privatization of the Bell Nordiq Income Fund (Bell Nordiq) in 2008 as well as lower operating revenues, offset partly by decreased operating expenses driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over general and administration expenses.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

2009 COMPARED TO 2008

BCE’s operating income was $3,191 million in 2009, compared to $2,869 million in 2008. The year-over-year increase was due primarily to higher restructuring and other charges in 2008 totalling $871 million, which included amounts recorded for involuntary workforce reduction initiatives, the relocation of employees and closing of real estate facilities that are no longer needed as a result of a reduced workforce, the CRTC’s decision in the first quarter of 2008 to approve the use of a portion of the deferral account funds for the uneconomic expansion of broadband service, and costs associated with the proposed privatization of BCE Inc. This compared to restructuring and other items of $527 million in 2009, reflecting amounts for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the consolidation of employees to campus environments, and a charge recorded as a result of a Supreme Court of Canada ruling relating to the use of Bell’s remaining deferral account balance with the CRTC.
     Operating income before restructuring and other for BCE in 2009 was $3,718 million, down 0.6% as compared to $3,740 million in 2008. The year-over-year decrease was attributable mainly to lower operating income before restructuring and other items at Bell.
     At Bell, operating income in 2009 totalled $2,432 million, up from $2,143 million in 2008, due to lower restructuring and other costs year over year.
     Bell’s operating income before restructuring and other was $2,915 million in 2009, down 1.3% from $2,953 million in 2008. The year-over-year decrease was the result of higher net benefit plans cost and increased depreciation and amortization expense, offset partly by lower operating expenses and higher operating revenues as previously described.
     Higher operating income at Bell Aliant also positively contributed to overall operating income at BCE in 2009. Bell Aliant’s operating income amounted to $759 million, up 4.5% from $726 million in 2008. The year-over-year increase was due mainly to lower operating expenses driven largely by the positive impact of cost containment initiatives such as workforce reductions and tight control over discretionary expenses, offset partly by lower operating revenues.
     See Segmented Analysis for a discussion of operating income on a segmented basis.

42   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA

2010 COMPARED TO 2009

EBITDA at BCE increased 1.4% in 2010 to $7,188 million from $7,089 million in 2009, due to higher EBITDA at Bell offset partly by lower EBITDA at Bell Aliant. BCE’s EBITDA margin remained essentially unchanged in 2010 at 39.8% compared to 40.0% in the previous year, reflecting continuing rigorous management of operating expenses.
     Bell’s EBITDA was $5,857 million in 2010, up 2.4% from $5,719 million in 2009. This corresponded to an EBITDA margin of 38.0% versus 38.1% in 2009. The increase in Bell’s EBITDA was driven by improved performance at our Bell Wireline segment, offset partly by lower EBITDA at Bell Wireless.
     Bell’s EBITDA performance in 2010 was moderated by expenses incurred in the first quarter of 2010 for our role as exclusive telecommunications provider and sponsor of the Vancouver Winter Olympics, which was offset partly by a reversal of a pension valuation allowance that contributed to lower pension expense in 2010 compared to the previous year.
     EBITDA at our Bell Wireline segment increased 5.9% in 2010, mainly as a result of cost savings achieved from vendor contract renegotiations with key IT and other outsource suppliers, decreased payments to other carriers due to lower rates for traffic terminated on their networks, a decline in net benefit plans cost reflecting the positive impact of a pension valuation allowance reversal and lower capital taxes, as well as other operational efficiency gains resulting from productivity and service improvements in both our field operations and call centres. The continuing decline in our higher-margin legacy voice and data revenues and higher year-over-year Olympics-related expenses moderated the improvement in Bell Wireline’s EBITDA in 2010.
     Bell Wireless’ EBITDA decreased 5.0% in 2010, primarily as a result of the cost of acquiring a larger number of new subscribers year over year, increased cost of product sales driven mainly by higher volumes, and greater spending on customer retention and handset upgrades. Significantly higher wireless revenue growth as compared with the previous year moderated the decline in Bell Wireless’ EBITDA in 2010.
     Bell Aliant’s EBITDA decreased 2.8% in 2010, reflecting lower year-over-year operating revenues, offset partly by the favourable impact of labour-related cost reductions and other cost containment initiatives.
     Lower net benefit plans cost had a positive impact on Bell’s EBITDA in 2010. Net benefit plans cost at Bell totalled $129 million in 2010, down from $263 million in 2009. The year-over-year improvement was attributable to higher returns on plan assets in 2009 and a $500 million voluntary pension contribution made to Bell’s defined benefit plan in December 2009, offset partly by the impact of a lower discount rate on obligations under the plans. Bell’s net benefit plans cost in 2010 also reflected the positive impact of a reversal of a valuation allowance in the first quarter of the year. Net benefit plans cost at Bell Aliant was essentially unchanged, year over year, at $97 million in 2010 compared to $92 million in the previous year. Accordingly, net benefit plans cost for BCE was $226 million in 2010, compared to $355 million in 2009.

2009 COMPARED TO 2008

EBITDA at BCE increased 1.2% in 2009 to $7,089 million from $7,004 million in 2008, corresponding to an EBITDA margin of 40.0% in 2009 compared to 39.7% in 2008.
     Bell’s EBITDA was $5,719 million in 2009, up 1.4% from $5,638 million in 2008. This represented an EBITDA margin of 38.1%, or a 0.2 percentage point improvement over 2008. The year-over-year increase was driven by higher EBITDA at both our Bell Wireline and Bell Wireless segments, despite higher net benefit plans cost and the acquisition of a greater number of new wireless and TV subscribers compared to 2008.
     Bell Wireless’ EBITDA increased 2.4% in 2009, mainly as a result of reduced network expenses, decreased roaming costs, lower subscriber acquisition costs, and reduced marketing and advertising expenses.
     EBITDA at our Bell Wireline segment increased 1.0% in 2009, due primarily to a decline in overall labour costs attributable to a reduced workforce and strict management of selling, general and administrative costs. The ongoing decrease in higher-margin legacy voice and data revenues, increased net benefit plans cost, foreign exchange losses on our U.S. dollar-denominated purchases stemming from higher U.S. dollar hedge rates in 2009, and expenses related to our sponsorship of the Vancouver Winter Olympics partly offset the year-over-year EBITDA improvement in 2009.
     Bell Aliant’s EBITDA in 2009 was consistent with 2008, increasing by 0.3%. Reduced operating expenses were offset largely by lower operating revenues.
     Higher net benefit plans cost had an adverse impact on Bell’s EBITDA in 2009. Net benefit plans cost at Bell totalled $263 million in 2009, representing an increase of 58%, compared to $166 million in 2008. The year-over-year increase was due to a lower expected return on plan assets, prior period gains that were fully amortized in 2008 and higher amortization of actuarial losses, offset partly by a higher discount rate. Net benefit plans cost at Bell Aliant increased year over year to $92 million in 2009 from $84 million in 2008. Accordingly, net benefit plans cost for BCE increased to $355 million in 2009 from $250 million in the previous year.

DEPRECIATION AND AMORTIZATION OF INTANGIBLE ASSETS

The amount of our depreciation and amortization of intangible assets in any year is affected by:

  how much we invested in new capital assets in previous years how many assets we retired during the year

  changes in accounting rules and estimates.

BCE INC.   2010 ANNUAL REPORT   |   43

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPRECIATION

Depreciation of $2,542 million in 2010 represented a decrease of $53 million, or 2.0%, compared to $2,595 million in 2009. The decrease was due to minor changes to depreciation rates used under the group method and asset write-downs and depreciation adjustments in 2009, partly offset by investment in new assets that have shorter useful lives than our legacy network assets.
     Depreciation of $2,595 million in 2009 represented an increase of $58 million, or 2.3%, compared to $2,537 million in 2008. The increase was due to a higher asset base and asset write-downs and depreciation adjustments, partly offset by charges in 2008 of $12 million as a result of an impairment of certain fixed assets and $7 million at Bell Aliant on the finalization of the purchase price allocation related to its privatization of Bell Nordiq.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets in 2010 of $750 million decreased $26 million, or 3.4%, compared to $776 million in 2009. The decrease was the result of an intangible asset becoming fully amortized at the end of 2009, partly offset by an increase in our asset base and the early retirement of a billing system in the fourth quarter of 2010.
     Amortization of intangible assets in 2009 of $776 million increased $49 million, or 6.7%, compared to $727 million in 2008. The increase was the result of our continued investment in finite-life intangible assets.

RESTRUCTURING AND OTHER

This category includes various income and expenses that are not directly related to the operating revenues generated during the year.

2010

We recorded restructuring and other charges of $224 million in 2010. These included:

  charges related to voluntary and involuntary employee termination charges of $15 million at Bell and $29 million at Bell Aliant charges of $21 million mainly at Bell for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives other charges of $159 million that include charges of $120 million as a result of the CRTC’s decision to include interest and other amounts in our deferral account balance and $30 million for the impairment of certain customer relationships created on the privatization of Bell Nordiq in 2008.

2009

We recorded restructuring and other charges of $527 million in 2009. These included:

  charges related to voluntary and involuntary employee termination charges of $219 million at Bell and $41 million at Bell Aliant charges of $80 million at Bell for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives other charges of $187 million of which $152 million related to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the funds remaining in our deferral account could be used for broadband expansion or returned to our customers.

2008

We recorded restructuring and other charges of $871 million in 2008. These included:

  charges related to involuntary employee termination charges of $274 million at Bell and $54 million at Bell Aliant charges of $88 million mainly at Bell for real estate costs of which $32 million related to relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives and $49 million related to the relocation to campus environments charges of $455 million related to a charge of $236 million for the CRTC’s decision to approve the use of the deferral account funds for the uneconomic expansion of our broadband network, $187 million for employee retention costs, and other financial advisory, professional and consulting costs associated with the proposed privatization transaction and costs related to Bell’s rebranding.

OTHER INCOME (EXPENSE)

Other income (expense) includes income and expense that we receive and incur from activities that are not part of our main business operations, such as:

  net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments foreign currency gains and losses

  interest income on cash and cash equivalents

  other miscellaneous income or expense.

2010

Other income of $124 million in 2010 included a gain on the sale of our investment in SkyTerra Communications Inc., partly offset by an $11 million premium paid for the partial redemption of $345 million of Bell Aliant’s $750 million 4.72% medium-term notes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2009

Other expense of $18 million in 2009 included premiums paid on the early redemption of debt of $45 million, partly offset by gains on investments.

2008

Other expense of $253 million in 2008 included losses on investments of $308 million from the write-down of most of our available-for-sale investments, partly offset by interest income on investments.

INTEREST EXPENSE

2010 COMPARED TO 2009

Interest expense of $670 million in 2010 represented a decrease of $53 million, or 7.3%, compared to $723 million for the same period last year as a result of lower average interest rates on refinanced debt and lower average debt levels.

2009 COMPARED TO 2008

Interest expense of $723 million in 2009 represented a decrease of $68 million, or 8.6%, compared to $791 million for the same period last year as a result of interest capitalized on spectrum licences not yet in use and lower interest rates on debt, partly offset by higher average debt levels.

INCOME TAXES

2010 COMPARED TO 2009

Income taxes of $550 million in 2010 represented an increase of $182 million, compared to $368 million for the same period last year as a result of higher earnings, partly offset by a decrease in statutory tax rates in 2010. The favourable resolution of uncertain tax positions decreased tax expense in both 2010 and 2009 but the decrease was larger in 2009.
     As a result, the effective tax rate increased to 17.6% in 2010, compared to 15.0% in 2009.

2009 COMPARED TO 2008

Income taxes of $368 million represented a decrease of $101 million, or 21.5%, compared to $469 million for the same period last year as a result of the favourable resolution of uncertain tax positions, partly offset by higher earnings.
     As a result, the effective tax rate decreased to 15.0% in 2009, compared to 25.7% in 2008.

NON-CONTROLLING INTEREST

Non-controlling interest of $299 million in 2010 decreased $34 million, or 10.2%, compared to $333 million for the same period last year from lower earnings due to an impairment charge related to certain customer relationships created on the privatization of Bell Nordiq in 2008 and the premium paid on the partial redemption of Bell Aliant’s 4.72% medium-term notes.
     Non-controlling interest of $333 million in 2009 increased $10 million, or 3.1%, compared to $323 million in 2008 due to higher earnings at Bell Aliant in 2009.

DISCONTINUED OPERATIONS

In 2009, we incurred a net loss from discontinued operations of $11 million as compared to $90 million in 2008. The net loss in 2008 was due mainly to losses incurred and asset impairments related to our decisions to cease operations or to sell certain of our businesses, including our investment in Expertech Network Installation (US) Inc. (Expertech US). A loss of $15 million was recorded in 2008 in anticipation of the sale of Expertech US. In 2009, we ceased the operations of Expertech US.

NET EARNINGS AND EPS

2010 COMPARED TO 2009

Net earnings applicable to common shares were $2,165 million, or $2.85 per common share, compared to net earnings of $1,631 million, or $2.11 per common share, for the same period last year. This increase was a result of lower net benefit plans cost, lower depreciation and amortization expense, lower interest expense, a lower tax rate and fewer shares outstanding. The increase also was due to a decrease in restructuring and other as compared to 2009, as well as higher gains on investments in 2010 as compared to the same period last year.
     Excluding the impact of restructuring and other and net (gains) losses on investments, Adjusted net earnings increased by $230 million, from $1,929 million to $2,159 million in 2010. As a result, Adjusted EPS increased 13.6% in 2010 to $2.84 per common share from $2.50 per common share in 2009.

2009 COMPARED TO 2008

Net earnings applicable to common shares for 2009 were $1,631 million, or $2.11 per common share, compared to net earnings of $819 million, or $1.02 per common share, for the same period last year. The increase was due to higher EBITDA and lower income tax expense from the resolution of uncertain tax positions partly offset by increased depreciation and amortization expense and higher net benefit plans cost. Net earnings were higher in 2009 also due to a decrease in restructuring and other charges compared to 2008, as well as gains on investments in 2009 compared to losses on investments in 2008.
     Excluding the impact of restructuring and other and net (gains) losses on investments, Adjusted net earnings increased by $118 million, from $1,811 million to $1,929 million in 2009. As a result, Adjusted EPS increased 11.1% in 2009 to $2.50 per common share from $2.25 per common share in 2008, which also reflects the impact of fewer average outstanding common shares.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

				% CHANGE

				2010	2009
OPERATING REVENUES	2010	2009	2008	VS. 2009	VS. 2008

Bell Wireline	10,695	10,666	10,640	0.3%	0.2%
Bell Wireless	4,934	4,558	4,479	8.2%	1.8%
Inter-segment eliminations	(204)	(204)	(248)	0.0%	17.7%

Bell	15,425	15,020	14,871	2.7%	1.0%
Bell Aliant	3,071	3,174	3,297	(3.2%)	(3.7%)
Inter-segment eliminations	(427)	(459)	(507)	7.0%	9.5%

Total operating revenues	18,069	17,735	17,661	1.9%	0.4%

				% CHANGE

				2010	2009
OPERATING INCOME	2010	2009	2008	VS. 2009	VS. 2008

Bell Wireline	1,812	1,148	902	57.8%	27.3%
Bell Wireless	1,160	1,284	1,241	(9.7%)	3.5%

Bell	2,972	2,432	2,143	22.2%	13.5%
Bell Aliant	700	759	726	(7.8%)	4.5%

Total operating income	3,672	3,191	2,869	15.1%	11.2%

BELL WIRELINE SEGMENT

BELL WIRELINE REVENUE

				% CHANGE

				2010	2009
BELL WIRELINE REVENUE	2010	2009	2008	VS. 2009	VS. 2008

Local and access	3,012	3,159	3,360	(4.7%)	(6.0%)
Long distance	932	1,078	1,165	(13.5%)	(7.5%)
Data	3,691	3,696	3,723	(0.1%)	(0.7%)
Video	1,749	1,593	1,450	9.8%	9.9%
Equipment and other	991	817	574	21.3%	42.3%

Total external revenues	10,375	10,343	10,272	0.3%	0.7%
Inter-segment revenues	320	323	368	(0.9%)	(12.2%)

Total Bell Wireline revenue	10,695	10,666	10,640	0.3%	0.2%

2010 Compared to 2009

Bell Wireline’s revenues increased 0.3% in 2010 to $10,695 million from $10,666 million in 2009. Year-over-year revenue increases of $174 million in equipment and other and $156 million in video were partly offset by decreases of $147 million in local and access, $146 million in long distance and $5 million in data.

Local and Access

Local and access revenues were $3,012 million in 2010, down 4.7% from $3,159 million in 2009. This decrease was due mainly to ongoing residential and business NAS erosion and reprice pressures, mainly within our large and mass market business segments as a result of competitive pricing offers in the marketplace. Although local and access revenues were lower in 2010 compared to the previous year, the annual rate of decline improved significantly representing our best performance in over five years, due mainly to fewer NAS net losses year over year.
     NAS net losses were 385,317 in 2010, representing a 13.9% improvement over net losses of 447,424 in 2009. This result reflected lower year-over-year residential NAS line losses, which improved 17.0% in 2010. Despite continued aggressive pricing and promotional activity by cable TV competitors and CLECs, as well as the effects of wireless substitution, the year-over-year reduction in NAS line losses can be attributed to the benefits of service bundling, effective marketing of our Home Phone packages, increased customer winbacks, fewer losses to CLECs, and high-quality service delivery during the 2010 residential move season in Québec and back-to-school period.
     As a result of continued soft demand for new installations due to a slowly recovering economy, business NAS line losses in 2010 also declined year over year, but improved 4.6% over 2009. This result was driven mainly by fewer business line disconnections as compared with the previous year, reflecting economic stabilization and effective customer retention strategies.

46   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

     At December 31, 2010, our combined residential and business NAS customer base totalled 6,475,705 lines (comprised of 3,608,887 residential lines and 2,866,818 business lines), compared with 6,861,022 lines (comprised of 3,886,530 residential lines and 2,974,492 business lines) at the end of 2009. As a result of the improvement in NAS line losses year over year, the rate of erosion on our total NAS customer base decreased to 5.6% in 2010 from 6.1% in 2009. Our annual rate of residential NAS erosion was 7.1% in 2010, down from 7.9% in the previous year, while business NAS erosion was relatively unchanged year over year at 3.6% compared with 3.7% in 2009.

Long Distance

Long distance revenues were $932 million in 2010, compared with $1,078 million in 2009. The year-over-year decrease of 13.5% reflected lower billed minute volumes resulting from residential and business NAS line erosion, toll competition, rate pressures in our business and wholesale markets, as well as technological substitution to wireless and Internet. The continuing shift by residential customers towards unlimited or high-usage packages for a set monthly price instead of per-minute rates and the increased adoption of lower-priced rate plans by small business customers to optimize overall telecom spending also contributed to lower long distance revenues in 2010 compared to the previous year.

Data

Data revenues totalled $3,691 million in 2010, down 0.1% from $3,696 million in 2009. The slight year-over-year decrease was attributable to the ongoing decline in legacy data revenues. This decline resulted from continued business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, and a lower volume of digital network access circuits in use by our business customers due to continued cautious spending consistent with low levels of employment growth in the economy. This was almost entirely offset by higher residential Internet service revenue driven primarily by subscriber growth and a higher proportion of customers subscribing to Bell Fibe Internet packages, higher IP broadband connectivity revenues generated by our Business Markets unit, as well as increased sales of ICT service solutions and data-related equipment to large business customers.
     We experienced a rebound in broadband Internet subscriber growth in 2010 driven by our Fibe high-speed Internet service that contributed to net activations of 40,335 compared with 37,618 in 2009. Our Internet subscriber results in 2010 also reflected fewer residential and business customer deactivations year over year, despite ongoing aggressive acquisition offers from our competitors and wireless substitution. At December 31, 2010, our total number of high-speed Internet connections was 2,097,326, representing a 2.0% increase since the end of 2009.

Video

Video revenues increased 9.8% in 2010 to $1,749 million from $1,593 million in the previous year, as a result of higher ARPU and a larger customer base. Video ARPU in 2010 was up 5.6%, or $3.90, to $73.49 per month from $69.59 per month in 2009. The year-over-year improvement in video ARPU was due mainly to customer upgrades to higher-priced programming packages, driven partly by increased customer adoption of premium STBs.
     We added 71,221 net video subscribers in 2010, compared with net activations of 113,315 in 2009. Even with the commercial launch of Bell Fibe TV in September 2010 in select areas of Toronto and Montréal, which had a positive impact on subscriber acquisition during the fourth quarter of 2010, and increased wholesale activations, total video net activations decreased year over year due mainly to higher retail churn as a result of aggressive competitive pricing and promotional activity throughout the year by the cable TV operators. Our video churn rate in 2010 increased to 1.4% from 1.2% in the previous year. At December 31, 2010, our video subscriber base totalled 2,020,098, representing a 3.7% increase since the end of 2009.

Equipment and Other

Equipment and other revenues increased 21.3% in 2010 to $991 million from $817 million in 2009, mainly as a result of the acquisition of The Source in the third quarter of 2009.

2009 Compared to 2008

Bell Wireline’s revenues totalled $10,666 million, up 0.2% from $10,640 million in 2008. Year-over-year revenue increases of $143 million in video and $243 million in equipment and other were partly offset by decreases of $201 million, $87 million and $27 million in local and access, long distance and data, respectively.

Local and Access

Local and access revenues declined 6.0% in 2009 to $3,159 million from $3,360 million in 2008. The decrease was due largely to ongoing residential NAS erosion. Higher year-over-year business line losses and the decline in our payphone business driven by reduced usage also negatively impacted local and access revenues this year.
     At December 31, 2009, our combined residential and business NAS customer base totalled 6,861,022 lines (comprised of 3,886,530 residential lines and 2,974,492 business lines), compared to 7,308,446 (comprised of 4,221,071 residential lines and 3,087,375 business lines) at the end of 2008. These figures include retroactive adjustments that we made to our NAS customer base as at the beginning of 2008 after an extensive company-wide review of subscriber metrics completed in 2009 that resulted in a reduction of 3,000 lines and 111,000 lines, respectively, to our residential and business NAS subscriber counts.

BCE INC.   2010 ANNUAL REPORT   |   47

MANAGEMENT’S DISCUSSION AND ANALYSIS

     NAS net losses in 2009 were 447,424, up from 436,172 in the previous year, representing an annual rate of NAS erosion of 6.1% in 2009 compared to 5.6% in 2008. The year-over-year increase in line losses can be attributed to the weaker economy in 2009 that brought about a higher number of business customer disconnections and fewer new installations in Ontario and Québec. As a result, we experienced a higher rate of business NAS erosion in 2009, which increased to 3.7% from 1.7% in 2008. However, our residential local business exhibited resiliency to the economy as evidenced by the reduction in residential NAS line losses in 2009, which improved 12.6% year over year, despite ongoing aggressive competition from both cable TV operators and CLECs for local telephone service.

Long Distance

Long distance revenues were $1,078 million in 2009, compared to $1,165 million in 2008. The 7.5% decrease was driven by lower billed-minute volumes resulting from residential and business NAS line erosion, toll competition and pricing pressures in our business and wholesale markets, as well as technological substitution to wireless and Internet.

Data

Data revenues decreased 0.7% in 2009 to $3,696 million from $3,723 million in 2008. The modest decline in 2009 was attributable to decreased equipment sales to business customers who deferred buying decisions and spent more cautiously during the economic downturn. Although legacy data revenues decreased year over year, total data service revenues increased 1.1% in 2009, mainly as a result of higher Internet services revenue driven by a greater number of high-speed Internet customer connections, higher residential Internet ARPU, and increased IP broadband connectivity revenue from both our business and wholesale customers. Legacy data revenue erosion continued as a result of business customer migrations to IP-based systems, competitive losses, continued market pricing pressures, and a lower number of digital network access circuits used by existing customers due to a reduced level of overall business activity and cost rationalization given the slowdown in the economy.
     We added 37,618 net high-speed Internet subscribers in 2009, compared to 50,814 in 2008. Despite increased residential sales through our direct channels, driven by competitive product offers and improvements in service delivery, total net subscriber activations decreased in 2009 as a result of higher economy-related business deactivations and a maturing Internet market. At December 31, 2009, we had 2,056,991 high-speed Internet subscribers, representing a 0.1% increase over 2008. This figure includes an end-of-year subscriber base adjustment following a company-wide review of subscriber metrics, which resulted in a decrease of 35,160 customers. The subscriber base adjustment did not impact net subscriber activations for 2009.

Video

Video revenues increased 9.9% in 2009 to $1,593 million from $1,450 million in 2008 as a result of higher ARPU and a larger customer base. Video ARPU in 2009 was up 6.5%, or $4.22, to $69.59 per month from $65.37 per month in 2008. The year-over-year improvement in video ARPU was due to customer upgrades to higher-priced programming packages, driven partly by increased customer adoption of premium STBs.
     We added 113,315 net video subscribers in 2009, compared to 29,741 in 2008. The year-over-year improvement can be attributed to higher activations through our direct channels and increased customer subscriptions from MDUs. Our video churn rate in 2009 remained unchanged year over year at 1.2%. At December 31, 2009, our video subscriber base totalled 1,948,877, representing a 5.2% increase over 2008. This figure includes an end-of-year subscriber base adjustment following a company-wide review of subscriber metrics, which resulted in a decrease of 16,209 customers. The subscriber base adjustment did not impact net subscriber activations for 2009.

Equipment and Other

Equipment and other revenues increased 42.3% to $817 million in 2009 from $574 million in 2008, mainly as a result of the acquisition of The Source in the third quarter of 2009.

BELL WIRELINE OPERATING INCOME

2010 Compared to 2009

Operating income for our Bell Wireline segment was $1,812 million in 2010, up 57.8% from $1,148 million in 2009. The year-over-year increase was due primarily to:

  higher video, Internet and IP broadband connectivity services revenue a decline in labour costs due to a reduced workforce and decreased use of outsourced labour resulting from productivity and efficiency improvements in both our field operations and residential services call centres decreased payments to other carriers due to reduced rates for traffic settled on their networks cost savings realized through renegotiated service contracts with certain IT vendors and other outsource suppliers lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases decreased capital taxes and real estate costs

  decreased net benefit plans cost, which included the positive impact of a pension valuation allowance reversal lower restructuring and other expense.

48   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The favourable impact on operating income in 2010 from these factors was partly offset by:

  a reduction in higher-margin legacy voice and data revenues due to the erosion of our residential NAS customer base, business customer losses and competitive pricing pressures higher cost of service at Bell TV driven by a larger subscriber base and increased programming costs due to the addition of new content and higher rates paid.

In addition, higher operating expenses and marketing costs incurred in the first quarter of 2010 as a result of our sponsorship of the Vancouver Winter Olympics moderated the improvement in Bell Wireline’s operating income in 2010.

2009 Compared to 2008

Operating income for our Bell Wireline segment was $1,148 million in 2009, up from $902 million in 2008. The year-over-year increase was due primarily to lower restructuring and other charges in 2009, reflecting amounts for voluntary and involuntary workforce reduction initiatives, including a retirement incentive for unionized employees, the relocation of employees to campus environments, and a charge recorded as a result of a Supreme Court of Canada ruling upholding the CRTC’s decision as to the disposition of Bell’s remaining deferral account balance.
     Bell Wireline’s operating income before restructuring and other decreased 3.1% to $1,623 million in 2009 from $1,675 million in 2008, mainly as a result of the following:

  ongoing loss of higher-margin legacy voice and data revenues higher customer acquisition and TV programming and costs consistent with video subscriber growth and the addition of new channels higher U.S. dollar hedge rates in 2009 on our U.S. dollar-denominated purchases increased wireline marketing and sales expenses

  costs related to Bell’s sponsorship of the Vancouver Winter Olympics higher net benefit plans cost.

These factors, which had an unfavourable impact on operating income in 2009, were partly offset by higher video, Internet and IP broadband connectivity revenues, a decline in overall labour costs due mainly to a reduced workforce, and decreased use of consultants and contractors, as well as lower overall general and administrative expenses.

BELL WIRELESS SEGMENT

BELL WIRELESS REVENUE

				% CHANGE

				2010	2009
BELL WIRELESS REVENUE	2010	2009	2008	VS. 2009	VS. 2008

Service	4,481	4,102	4,059	9.2%	1.1%
Product	407	405	375	0.5%	8.0%

Total external revenues	4,888	4,507	4,434	8.5%	1.6%
Inter-segment revenues	46	51	45	(9.8%)	13.3%

Total Bell Wireless revenue	4,934	4,558	4,479	8.2%	1.8%

2010 Compared to 2009

Bell Wireless operating revenues, comprised of network service and product revenues, increased 8.2% to $4,934 million in 2010 from $4,558 million in 2009.
     Wireless service revenue grew 9.2% in 2010 to $4,481 million from $4,102 million in 2009. The year-over-year increase was the result of subscriber base growth and higher ARPU.
     Product revenues increased 0.5% in 2010 to $407 million from $405 million in 2009, reflecting higher smartphone sales and a higher number of gross subscriber activations and upgrades year over year. The unfavourable impact of lower average handset pricing and discounted acquisition offers in response to the high level of competitive intensity moderated overall product revenue growth in 2010.
     Beginning in the third quarter of 2009, wireless ARPU, churn and COA reflect 100% of Virgin’s results. These metrics, prior to this time, reflected our previous 50% ownership. Wireless gross activations, net activations and end-of-period subscribers in prior periods have always included 100% of Virgin’s subscribers.
     Blended ARPU increased 0.6% in 2010 to $52.03 per month from $51.70 per month in 2009. The year-over-year improvement reflected both higher postpaid and prepaid ARPU.
     Postpaid ARPU increased 1.0% in 2010 to $63.49 per month from $62.87 per month in 2009. The increase was due to data ARPU growth, reflecting increased use of text messaging, e-mail, wireless Internet access and other mobile applications driven by increased penetration of smartphones and other data-capable devices, as well as increased adoption of data plans. Higher long distance revenue, attributable to increased prices on long distance wireless plans and increased usage, also contributed to higher postpaid ARPU in 2010. Lower voice ARPU, resulting mainly from increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices (including the elimination of system access fees on new rate plans launched in November 2009 that are only partly compensated for by a $5 monthly increase), and competitive pricing pressures due to

BCE INC.   2010 ANNUAL REPORT   |   49

MANAGEMENT’S DISCUSSION AND ANALYSIS

increased market penetration by discount/flanker brands and the emergence of new wireless service providers in the marketplace, moderated the year-over-year improvement in postpaid ARPU in 2010.
     Prepaid ARPU increased to $17.76 per month in 2010 from $17.15 per month in 2009, mainly as a result of higher average usage per customer.
     For the same reasons as above, on a pro forma basis, assuming the acquisition of Virgin occurred on January 1, 2009, postpaid ARPU increased 1.1% to $63.49 per month in 2010 from $62.81 per month in 2009. Prepaid ARPU improved 1.3% to $17.76 per month from $17.53 per month in the same respective years.
     Driven by significantly higher postpaid gross activations year over year, total gross wireless activations increased 11.4% in 2010 to 1,999,482 as compared to 1,794,237 in 2009.
     Postpaid gross activations totalled 1,332,086 in 2010, up 26.1% from 1,056,126 in the previous year. Postpaid gross activations represented approximately 67% of total gross activations in 2010, compared to 59% in 2009. The year-over-year increase in postpaid gross activations reflected our extensive portfolio of the latest smartphones and other sought-after mobile handsets, the positive consumer response to our promotional offers, expanded distribution and the launch of the new HSPA+ network in November 2009.
     Prepaid gross activations decreased 9.6% in 2010 to 667,396 from 738,111 in 2009, primarily due to our emphasis on postpaid acquisition at Bell Mobility and Virgin as well as aggressive acquisition offers from new wireless entrants for lower value subscribers.
     Our blended churn rate increased to 1.9% in 2010 from 1.7% in 2009 as a result of higher postpaid and prepaid churn. Postpaid churn increased to 1.4% in 2010 from 1.3% in the previous year, while prepaid churn increased to 3.5% from 3.2% for the same respective periods. Higher postpaid and prepaid churn in 2010 mainly reflected heightened competitive intensity particularly at the low end of the consumer market.
     On a pro forma basis, our blended churn rate increased to 1.9% in 2010 from 1.8% in 2009 for similar reasons as above. Postpaid and prepaid churn rates were unchanged.
     Mainly as a result of higher postpaid gross activations, total wireless net subscriber activations grew 9.7% year over year to 408,746 in 2010 from 372,607 in 2009. Higher value postpaid net activations increased 51.2% to 500,139 in 2010 from 330,815 in the previous year. However, due to lower prepaid gross activations, we reported prepaid net customer losses of 91,393 in 2010, compared to net additions of 41,792 in 2009. At December 31, 2010, we provided service to 7,242,048 wireless subscribers, representing a 6.0% increase since the end of 2009.

2009 Compared to 2008

Bell Wireless operating revenues increased 1.8% to $4,558 million in 2009 from $4,479 million in 2008. Despite subscriber base growth and the July 2009 acquisitions of Virgin and The Source, operating revenues were adversely affected by the economic downturn, which resulted in reduced usage and lower overall spending by both our consumer and business customers.
     Wireless service revenue in 2009 grew by 1.1%, or $43 million, to $4,102 million from $4,059 million in 2008. The year-over-year increase was driven by higher wireless data usage, subscriber base growth and the acquisition of Virgin. Lower voice ARPU moderated the growth in wireless service revenue in 2009, reflecting a softer economy and competitive pricing pressures from increased market penetration of flanker brands.
     Product revenues increased 8.0% in 2009 to $405 million from $375 million in 2008. The year-over-year increase was due to the acquisitions of Virgin and The Source, and increased smartphone sales.
     Beginning in the third quarter of 2009, wireless ARPU, churn and COA reflect 100% of Virgin’s results. These metrics, prior to this time, reflected our previous 50% ownership. Wireless gross activations, net activations and end-of-period subscribers in prior periods always have included 100% of Virgin’s subscribers.
     Wireless ARPU decreased in 2009 mainly as a result of lower voice usage attributable to the economic slowdown. The decline in the voice component of ARPU was due largely to decreased usage, reflecting reduced employment levels and increased customer adoption of richer rate plans with more services and voice minutes included at lower monthly prices, and decreased roaming revenues as a result of reduced customer travel. Competitive pricing pressures due to the emergence of flanker brands also put downward pressure on voice ARPU. These factors were partly offset by growth in data revenues, reflecting increased usage and features penetration consistent with the sale of a greater number of smartphones, wireless Internet sticks and other data-capable devices. In addition, due to the inclusion of a higher proportion of Virgin prepaid customers in our ARPU calculation, blended ARPU for 2009 was impacted adversely when compared to 2008, while postpaid ARPU remained virtually unaffected.
     Postpaid ARPU was $62.87 per month in 2009, down from $66.09 per month in 2008, while prepaid ARPU was essentially unchanged at $17.15 per month in 2009 compared to $17.14 per month in the previous year. Accordingly, blended ARPU declined to $51.70 per month in 2009 from $54.29 per month in 2008.
     On a pro forma basis, assuming the acquisition of Virgin occurred on January 1, 2008, postpaid and prepaid ARPU decreased, year over year, in 2009. Postpaid ARPU was $62.81 per month in 2009, compared to $66.02 per month

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MANAGEMENT’S DISCUSSION AND ANALYSIS

in 2008. Prepaid ARPU declined to $17.53 per month in 2009 from $17.83 per month in the previous year. Accordingly, blended ARPU declined to $50.88 per month in 2009 from $52.70 per month in 2008.
     Notwithstanding the softer economy and intense competition, our gross wireless activations increased 8.6% in 2009 to 1,794,237 compared to 1,651,494 in 2008. The year-over-year improvement was driven by both higher postpaid and prepaid gross activations.
     Postpaid gross activations grew 8.9% in 2009 to 1,056,126 from 969,522 last year, reflecting the positive consumer response to the launch of the new HSPA+ network, our expanded handset and smartphone lineup, growth in wireless Internet stick activations and our promotional offers.
     Prepaid gross activations increased 8.2% in 2009 to 738,111 from 681,972 in 2008, reflecting growth at Virgin and relatively higher demand for prepaid products as consumers controlled their spending during the economic downturn.
     Our blended churn rate increased to 1.7% in 2009 from 1.6% in 2008, reflecting higher postpaid and prepaid churn. Postpaid churn increased to 1.3% in 2009 from 1.2% in the previous year, due to higher economy-driven deactivations and aggressive acquisition offers from our competitors. Prepaid churn increased to 3.2% in 2009 from 3.1% in 2008.
     On a pro forma basis, our blended churn rate increased to 1.8% in 2009 from 1.7% in 2008, reflecting higher postpaid and prepaid churn. Postpaid churn increased to 1.3% in 2009 from 1.2% in 2008. Prepaid churn increased to 3.2% in 2009 from 3.1% in 2008.
     As a result of higher gross subscriber activations, total wireless net activations increased 6.4% in 2009 to 372,607 compared to 350,044 in 2008. Postpaid net activations, which represented 89% of total net activations in 2009, were essentially stable year over year at 330,815 compared to 331,043 in 2008, while prepaid net activations increased to 41,792 from 19,001 in the same respective periods.
     At December 31, 2009, we provided service to 6,833,302 wireless subscribers, representing a 5.2% increase over the end of 2008. This figure reflected an end-of-year subscriber base adjustment following a company-wide review of subscriber metrics, which resulted in a decrease of 36,826 customers (34,752 postpaid and 2,074 prepaid). The subscriber base adjustment did not impact net subscriber activations for 2009.

BELL WIRELESS OPERATING INCOME

2010 Compared to 2009

Our Bell Wireless segment reported operating income of $1,160 million in 2010, down 9.7% from $1,284 million in 2009. The year-over-year decrease was due to a combination of factors, including:

  higher subscriber acquisition costs due mainly to a greater number of gross activations increased spending on customer retention and handset upgrades higher payments to other carriers as a result of increased data roaming increased network expenses to maintain and accommodate growing data usage on the HSPA+ network higher labour and administrative costs related to a greater number of distribution points and to provide customer support to a growing base of smartphone customers using more sophisticated data services and applications increased advertising.

Higher wireless operating revenues and the favourable impact on product costs from lower U.S. dollar hedge rates in 2010 on our U.S. dollar-denominated purchases of wireless devices partly offset the decrease in Bell Wireless’ operating income in 2010.
     Wireless COA per gross activation increased to $397 in 2010 from $350 in the previous year. Despite the favourable impact of a significantly higher number of gross activations, wireless COA was higher year over year, mainly as a result of increased handset subsidies and sales commissions driven by a higher proportion of postpaid and smartphone customer activations in 2010 as compared to the previous year.
     Wireless COA per gross activation increased to $397 in 2010 from $336 in 2009 on a pro forma basis for similar reasons as above.

2009 Compared to 2008

Our Bell Wireless segment reported operating income of $1,284 million in 2009, up 3.5% from $1,241 million in 2008. The year-over-year increase was due to higher operating revenues, lower subscriber acquisition costs, and decreased customer retention and handset upgrade spending. These factors were partly offset by:

  higher costs to support a larger number of subscribers and wireless data usage growth increased operating expenses consistent with the acquisitions of Virgin and The Source increased customer care costs, including increased warranty and repair costs, as a result of supporting more sophisticated devices and services higher cost of product sales driven by a significant year-over-year increase in smartphone activations.

Wireless COA decreased by 11.4% in 2009 to $350 per gross activation from $395 per gross activation in 2008. On a pro forma basis, wireless COA decreased by 9.9% in 2009 to $336 per gross activation from $373 in 2008. The improvement in wireless COA was primarily the result of lower selling and advertising costs, as well as a higher proportion of wireless Internet stick activations year over year.

BCE INC.   2010 ANNUAL REPORT   |   51

MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL ALIANT SEGMENT

BELL ALIANT REVENUE

				% CHANGE

				2010	2009
BELL ALIANT REVENUE	2010	2009	2008	VS. 2009	VS. 2008

Local and access	1,287	1,348	1,394	(4.5%)	(3.3%)
Long distance	371	399	429	(7.0%)	(7.0%)
Data	659	632	598	4.3%	5.7%
Wireless	81	78	72	3.8%	8.3%
Equipment and other	408	428	462	(4.7%)	(7.4%)

Total external revenues	2,806	2,885	2,955	(2.7%)	(2.4%)
Inter-segment revenues	265	289	342	(8.3%)	(15.5%)

Total Bell Aliant revenue	3,071	3,174	3,297	(3.2%)	(3.7%)

2010 Compared to 2009

Bell Aliant revenues decreased 3.2% to $3,071 million in 2010 from $3,174 million in 2009. The year-over-year decline resulted from the continued erosion of Bell Aliant’s legacy voice and data businesses. Lower IT product sales also contributed to the decline in operating revenues at Bell Aliant in 2010. Higher revenues from growth in Internet, IP-based broadband connectivity services and wireless partly offset the year-over-year decrease in Bell Aliant’s revenues.
     Local and access revenues decreased 4.5% in 2010 to $1,287 million from $1,348 million in the previous year. This was due to a 4.8% decline in the NAS customer base since the end of 2009, reflecting competitive losses driven by aggressive pricing and an expansion in the cable competitive footprint, as well as substitution for other services including wireless and VoIP services. A number of Bell Aliant’s regulated services are governed by a price cap formula and, as a result of negative inflation in 2009, a large reduction in contribution subsidy revenues resulted in 2010. This was mitigated in the fourth quarter of 2010 by the beneficial effects of a retroactive revenue adjustment associated with a regulatory decision regarding contribution subsidies. In order to moderate the impact of reduced contribution subsidies and a declining NAS customer base on its revenues, Bell Aliant has programs in place targeted at retaining the highest value customers and has implemented pricing increases in certain areas of its territory that reflect the higher value provided through its bundled packages. At December 31, 2010, Bell Aliant had 2,775,874 NAS in service, compared with 2,916,156 NAS at the end of 2009.
     Long distance revenues were $371 million in 2010, down 7.0% as compared to $399 million in 2009. The decrease was due to lower minutes of use, year over year, resulting from competitive NAS line losses and technology substitution to wireless calling and IP-based services. The continued shift by residential customers from per-minute rate plans to fixed-price packages also contributed to lower long distance revenues at Bell Aliant in 2010.
     Data revenues increased 4.3% in 2010 to $659 million from $632 million in 2009. The year-over-year improvement can be attributed largely to higher Internet revenues driven by a 4.3% increase in the number of high-speed subscribers and higher residential ARPU from growth in value-added services and price increases in 2009. At December 31, 2010, Bell Aliant had 842,460 high-speed Internet subscribers compared with 807,640 subscribers at the end of 2009.
     Wireless revenues grew 3.8% in 2010 to $81 million from $78 million in 2009, due mainly to subscriber base growth. At December 31, 2010, Bell Aliant had 132,362 wireless customers, representing a 9.4% increase since the end of 2009.
     Equipment and other revenues decreased 4.7% in 2010 to $408 million from $428 million in the previous year. The decline was due mainly to lower IT product revenues attributable to customer sales in 2009 that did not recur in 2010.

2009 Compared to 2008

Bell Aliant revenues decreased 3.7% to $3,174 million in 2009 from $3,297 million in 2008. The year-over-year decline resulted from the continued erosion of Bell Aliant’s local wireline and long distance businesses and reduced telecom product sales. These declines were partly offset by higher revenues from growth in Internet and IP-based broadband connectivity services, and an increase in wireless and IT revenue. The wind-down of the operations of AMP in the third quarter of 2008, following Bell’s notification that it would terminate its contract with AMP as its exclusive distributor in Atlantic Canada, also adversely impacted Bell Aliant’s operating revenues in 2009.
     Local and access revenues decreased 3.3% in 2009 to $1,348 million from $1,394 million in 2008. This was due to a 5.1% decline in the NAS customer base in 2009, reflecting competitive losses driven by aggressive pricing and increased promotional activity by competitors, as well as expansion in the cable telephony footprint and substitution for other services including wireless and VoIP services. At December 31, 2009, Bell Aliant had 2,916,156 NAS in service, compared to 3,071,675 NAS one year earlier.

52   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Long distance revenues were $399 million in 2009, down 7.0% compared to $429 million in 2008. The decrease was due to a decline in conversation minutes resulting from competitive losses and technology substitution to wireless calling and IP-based services.
     Data revenues increased 5.7% in 2009 to $632 million from $598 million in 2008. The year-over-year improvement can be attributed to higher Internet revenues driven by a 7.0% increase in the number of high-speed subscribers and higher residential ARPU. At December 31, 2009, Bell Aliant had 807,640 high-speed Internet subscribers compared to 754,927 subscribers at the end of 2008.
     Wireless revenues grew 8.3% in 2009 to $78 million from $72 million in 2008, mainly due to a larger subscriber base and higher ARPU. At December 31, 2009, Bell Aliant had 121,019 wireless customers, representing a 6.2% increase compared to the end of 2008.
     Equipment and other revenues decreased 7.4% in 2009 to $428 million from $462 million in 2008. The year-over-year decline was due to lower telecom product sales in 2009 compared to 2008. Equipment and other revenues in 2009 were also adversely impacted by the wind-down of the operations of AMP in the third quarter of 2008.

BELL ALIANT OPERATING INCOME

2010 Compared to 2009

Operating income at Bell Aliant decreased 7.8% to $700 million in 2010 from $759 million in 2009. The year-over-year decline was due mainly to a $30 million impairment charge related to certain customer relationships created on the privatization of Bell Nordiq in 2008 as well as lower operating revenues, offset partly by decreased labour costs from workforce reduction programs, and continued efficiencies achieved as a result of various initiatives that led to decreased use of consultants and IT services contract labour. Various cost containment and other expense reduction measures that resulted in reduced selling, general and administrative expenses, as well as lower year-over-year restructuring and other charges, also moderated the decrease in Bell Aliant’s operating income in 2010.

2009 Compared to 2008

Operating income at Bell Aliant was higher year over year, increasing by 4.5% to $759 million in 2009 from $726 million in 2008. The year-over-year improvement was due mainly to lower labour costs as a result of workforce reduction programs initiated in the fourth quarter of 2008 and the first quarter of 2009, and to decreased use of consultants and IT services contract labour. Other cost containment initiatives that resulted in reduced selling, general and administrative expenses, as well as lower restructuring and other charges also contributed to higher operating income in 2009. These favourable factors were partly offset by lower total operating revenues and higher net benefit plans cost year over year.

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	2010	2009

Debt due within one year(1)	1,329	600
Long-term debt	10,581	10,299
Securitization of accounts receivable	1,268	1,305
Preferred shares	1,385	2,770
Less: Cash and cash equivalents	(774)	(687)

Total net debt	13,789	14,287

(1)	Includes bank advances and notes payable.

Net debt decreased $498 million to $13,789 million in 2010 mainly due to the change in our definition of net debt to include 50% of preferred shares to align with rating agencies methodology for the treatment of preferred shares (2009 included 100% of preferred shares), partly offset by an increase in debt due within one year and long-term debt, which includes obligations of $266 million for capital leases. Free cash flow of $1,374 million, the issuance of debt and proceeds on the sale of investments of $139 million were used to pay dividends on common shares of $1,318 million and repurchase 16.2 million common shares for $500 million under BCE Inc.’s 2010 NCIB.

OUTSTANDING SHARE DATA

(in millions)	2010	2009

Common shares	752.3	767.2
Stock options	8.5	11.3

We had 752.3 million common shares outstanding at December 31, 2010, a decrease of 14.9 million from December 31, 2009, due to BCE Inc.’s repurchase of 16.2 million outstanding common shares for cancellation through the 2010 NCIB offset by stock options exercised in the year. At February 28, 2011, 752.5 million common shares and 9.4 million stock options were outstanding.
     The number of stock options outstanding at December 31, 2010 was 8.5 million, a decrease of 2.8 million from December 31, 2009. The weighted average exercise price of all stock options outstanding at December 31, 2010 was $32. Of the total outstanding stock options at December 31, 2010, 7.7 million could be exercised at a weighted average exercise price of $32. In 2010:

  1.3 million options were exercised

  1.5 million options expired or were forfeited.

BCE INC.   2010 ANNUAL REPORT   |   53

MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

				% CHANGE

				2010	2009
	2010	2009	2008	VS. 2009	VS. 2008

Cash flows from operating activities	4,724	4,884	5,909	(3.3%)	(17.3%)
Bell Aliant distributions to BCE	291	291	290	–	0.3%
Capital expenditures	(2,959)	(2,854)	(2,986)	(3.7%)	4.4%
Other investing activities	(98)	(89)	(726)	(10.1%)	87.7%
Cash dividends paid on preferred shares	(108)	(107)	(129)	(0.9%)	17.1%
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(370)	(369)	(366)	(0.3%)	(0.8%)
Bell Aliant free cash flow	(106)	(300)	(303)	64.7%	1.0%

Free cash flow	1,374	1,456	1,689	(5.6%)	(13.8%)
Bell Aliant undistributed free cash flow	(185)	9	13	n.m.	(30.8%)
Business acquisitions	(62)	(338)	(56)	81.7%	n.m.
Business dispositions	8	11	(10)	(27.3%)	n.m.
Going-private costs	–	(7)	(163)	100.0%	95.7%
Increase in investments	(4)	(53)	(8)	92.5%	n.m.
Decrease in investments	139	113	1	23.0%	n.m.
Net issuance (repayment) of debt instruments	663	(1,385)	(451)	n.m.	n.m.
Cash dividends paid on common shares	(1,318)	(1,201)	(587)	(9.7%)	n.m.
Issue of common shares	39	2	50	n.m.	(96.0%)
Repurchase of common shares	(500)	(894)	(92)	44.1%	n.m.
Other financing activities	(68)	(90)	16	24.4%	n.m.
Cash provided by discontinued operations	–	2	3	(100.0%)	(33.3%)

Net increase (decrease) in cash and cash equivalents	86	(2,375)	405	n.m.	n.m.

n.m.: not meaningful

CASH FLOWS FROM OPERATING ACTIVITIES

2010 COMPARED TO 2009

Cash flows from operating activities were $4,724 million, a decrease of $160 million, or 3.3%, compared to $4,884 million in 2009. The decrease was due to:

  an increase of $250 million in pension contributions due to a voluntary pension plan contribution of $750 million made in December 2010 as compared to the contribution made in December 2009 a decrease in EBITDA, exclusive of the reduction in net benefit plans cost of $30 million a reduction in working capital due to required payments under our restricted share unit plan.

The decreases were partly offset by lower payments for:

  interest of $85 million due to interest savings from redemption of debt in 2009 and early 2010 restructuring and other of $72 million due to fewer workforce reduction initiatives and lower real estate costs income taxes of $39 million due in part to savings from the voluntary $500 million pension contribution made in 2009.

2009 COMPARED TO 2008

Cash flows from operating activities were $4,884 million, a decrease of $1,025 million, or 17.3%, compared to $5,909 million in 2008. The decrease was due to:

  an increase of $836 million in pension contributions, including a $500 million voluntary pension contribution at Bell a decrease of $88 million in interest received as a result of lower interest rates on temporary cash investments and lower average cash balances an increase of $56 million in income taxes paid

  a decrease in working capital.

This was partly offset by higher cash earnings from an increase in EBITDA, exclusive of net benefit plans cost of $190 million.

54   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FREE CASH FLOW

2010 COMPARED TO 2009

Free cash flow was $1,374 million in 2010, a decrease of $82 million, or 5.6%, compared to $1,456 million in 2009. Lower cash flows from operating activities of $160 million and higher capital expenditures of $105 million were partly offset by a smaller adjustment for Bell Aliant free cash flow of $194 million.

2009 COMPARED TO 2008

Free cash flow was $1,456 million in 2009, a decrease of $233 million, or 13.8%, compared to $1,689 million in 2008. Lower cash flows from operating activities of $1,025 million were partly offset by a reduction in capital expenditures of $132 million and a smaller investment in 2009 for AWS spectrum licences. In 2009, we invested $40 million in spectrum licences compared to $741 million in 2008.

CAPITAL EXPENDITURES

2010 COMPARED TO 2009

Capital expenditures for BCE increased to $2,959 million in 2010 from $2,854 million in 2009, reflecting higher spending at Bell. As a percentage of revenues, capital expenditures for BCE were 16.4% in 2010, up from 16.1% in 2009.
     At Bell, capital expenditures increased 3.1% to $2,463 million in 2010 from $2,390 million in 2009. This represented a capital intensity ratio of 16.0% compared to 15.9% in 2009. The year-over-year increase was due mainly to increased investment in our wireline broadband network, reflecting the continued rollout of fibre to residential neighbourhoods, new condominiums and other MDUs, the deployment of FTTH in Québec City as well as in new urban and suburban housing developments in Ontario and Québec, ongoing grooming of our core network to support our IPTV service and enhancements to grow the capacity of our wireline broadband network to accommodate increased data consumption. Higher spending to support the execution of customer contracts in our Business Markets unit also contributed to higher capital spending at Bell in 2010. This was partly offset by lower spending at Bell Wireless in 2010, due to higher spending in the previous year for the deployment of the new HSPA+ network, and reduced capital expenditures on the maintenance of our legacy network infrastructure.
     Bell Aliant’s capital expenditures increased 6.9%, year over year, to $496 million in 2010 from $464 million in the previous year, mainly as a result of a purchase of telephone poles in 2010. In general, Bell Aliant’s overall capital investment in 2010 was similar to 2009, except for this repurchase. Strategic priority in 2010 was given to growing broadband, specifically related to FTTH, and to productivity initiatives.

2009 COMPARED TO 2008

Capital expenditures for BCE were $2,854 million in 2009, compared to $2,986 million in 2008. As a percentage of revenues, capital expenditures for BCE were 16.1% in 2009 compared to 16.9% in 2008.
     Bell’s capital expenditures decreased 2.8% in 2009 to $2,390 million from $2,459 million in the previous year. This represented a capital intensity ratio of 15.9% in 2009 compared to 16.5% in 2008. Although total expenditures were lower year over year, we maintained spending on our key priorities within the growth areas of our business with more than 80% of the capital spent in 2009 centred on our five strategic imperatives. In 2009, we made new investments in both our wireless and wireline broadband networks, including the deployment of a nation-wide HSPA+ network, the continued rollout of high-speed broadband fibre, and speed and capacity enhancements to our IP backbone network infrastructure. However, reduced spending to maintain our legacy network infrastructure and to support large business customer contracts, in addition to higher real estate expenditures in 2008 to form campus environments in Montréal, Toronto and Calgary, resulted in lower overall capital spending in 2009.
     Capital spending at Bell Aliant decreased to $464 million in 2009 from $527 million in 2008, due to a planned reduction in capital spending for 2009 and higher spending in 2008 on the expansion of its broadband footprint.

BUSINESS ACQUISITIONS

We acquired businesses for a total cost of $62 million in 2010. In 2009, we invested $338 million for business acquisitions, including Virgin and The Source, and in 2008 we invested $56 million for various business acquisitions.

GOING-PRIVATE COSTS

Going-private costs of $163 million in 2008 included employee retention costs and costs associated with the proposed privatization transaction for financial advisory, professional and consulting fees.

INCREASE/DECREASE IN INVESTMENTS

The decrease in investments of $139 million in 2010 resulted from the sale of our investment in SkyTerra.
     The cash provided by investments in 2009 related to the sales of available-for-sale investments. The cash used in investments in 2009 represents our purchase of a minority interest investment in the Montréal Canadiens Hockey Club and the Bell Centre in Montréal.

BCE INC.   2010 ANNUAL REPORT   |   55

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

2010

We issued $663 million of debt, net of repayments, in 2010. This included Bell Canada’s issuance of medium-term debentures having a principal amount of $1 billion, Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP)’s issuance of medium-term notes with a principal amount of $350 million and borrowings under notes payable and bank advances of approximately $250 million at Bell and Bell Aliant. This was partly offset by redemptions of Bell Canada’s debentures of $394 million, Bell Aliant LP’s partial early redemption of medium-term notes having a principal amount of $345 million and payments under capital leases.

2009

We repaid $1,385 million of debt, net of issuances, in 2009. The debt repayments included the redemption of $1,450 million of debentures at Bell Canada and $650 million of notes at BCE Inc., the repayment of $150 million of credit facilities at Bell Aliant, payments of bank advances and notes payable of approximately $200 million and payments under capital leases. This was partly offset by Bell Canada’s issuance of medium-term debentures having a principal amount of $1 billion and the issuance by Bell Aliant LP of medium-term notes with a principal amount of $350 million.

2008

We repaid $451 million of debt, net of issuances, in 2008, which were primarily payments under capital leases.

CASH DIVIDENDS PAID ON COMMON SHARES

2010

BCE Inc. paid an annual dividend of $1.73 per common share. In 2010, BCE Inc. announced two increases in the annual dividend payable on BCE Inc.’s common shares, which represents an increase of 13.2% to $1.97 per common share at the beginning of 2011 from $1.74 per common share at the beginning of 2010.

2009

BCE Inc. paid an annual dividend of $1.54 per common share. BCE Inc. announced three increases in the annual dividend payable on BCE Inc.’s common shares, which represents an increase of 19.2% from $1.46 per common share at the beginning of 2009 to $1.74 per common share at the beginning of 2010.

2008

We paid lower dividends of $0.73 per common share because dividends on our common shares were not paid in the second and third quarters in 2008 as a result of the terms associated with the proposed privatization transaction.

REPURCHASE OF COMMON SHARES

2010

BCE Inc. repurchased and cancelled 16.2 million common shares for a total cash outlay of $500 million under the 2010 NCIB program. The program was completed in December 2010.

2009

BCE Inc. repurchased and cancelled 36 million common shares for a total cash outlay of $894 million under the 2008/2009 NCIB program.

2008

BCE Inc. repurchased 7.5 million common shares under the 2008/2009 NCIB program for a total cash outlay of $178 million. Of the shares repurchased, 4 million were cancelled in 2008 for a total cost of $92 million and the remaining 3.5 million were cancelled in early 2009 for a total cost of $86 million.

CREDIT RATINGS

Ratings generally address the ability of a company to repay principal and pay interest or dividends on issued and outstanding securities.
     Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depends partly on the quality of our credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.
     On September 10, 2010, DBRS Limited (DBRS) and Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies Inc. (S&P), confirmed the ratings of BCE Inc. and Bell Canada after BCE Inc. announced that it would acquire the remaining 85% interest in CTV that it does not already own. Moody’s Investors Service, Inc. (Moody’s) stated that the ratings were unaffected by the announcement. As of March 10, 2011, the BCE Inc. and Bell Canada ratings remained unchanged at investment grade levels and were assigned stable outlooks from S&P, DBRS and Moody’s.

56   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at March 10, 2011.

BCE INC.(1)

	DBRS	MOODY’S	S&P

Long-term debt	BBB (high)	Baa2	BBB+
Preferred shares	Pfd-3 (high)	–	P-2 (low)

BELL CANADA(1)

	DBRS	MOODY’S	S&P

Commercial paper	R-1 (low)	P-2	A-2
Long-term debt	A (low)	Baa1	BBB+
Subordinated long-term debt	BBB	Baa2	BBB

(1)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to above, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

Our financial policy is to maintain investment grade credit metrics to allow financial flexibility and access to lower-cost funding. Our financial policy targets for Bell are to maintain a net debt to Adjusted EBITDA ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense ratio greater than 7.5 times. In these target ratios, net debt includes amounts outstanding under our accounts receivable securitization program and 50% of our total outstanding preferred shares to align with rating agencies methodology for the treatment of preferred shares. Net interest expense includes 50% of dividends on preferred shares and losses on sales due to our accounts receivable securitization program. Adjusted EBITDA includes cash distributions received from Bell Aliant. The calculation and components of these ratios are intended to reflect the methodologies generally used by the credit rating agencies.

LIQUIDITY

SOURCES OF LIQUIDITY

Our cash balance at the end of 2010 was $774 million. We expect that this cash and our 2011 estimated cash flows from operations will permit us to meet our cash requirements in 2011 for capital expenditures, employee benefit plans funding, dividend payments, the payment of contractual obligations and outstanding debt, ongoing operations and other cash requirements other than for the acquisition of CTV. The available sources of funding for the acquisition of CTV include the issuance by Bell Canada of $1.0 billion of 4.40% Series M-22 medium term debentures under its shelf prospectus expected to close on or about March 16, 2011, a new, fully committed unsecured credit facility of up to $2 billion entered into on October 28, 2010 by Bell Canada, which matures in May 2013, with a syndicate of financial institutions, approximately $750 million in new BCE Inc. common shares that will be issued to Woodbridge Limited, or an affiliate thereof, and surplus cash on hand.
     Should our 2011 cash requirements, other than for the acquisition of CTV, exceed our cash balance and cash generated from our operations, we expect to cover such shortfall through the committed and uncommitted financing facilities that are currently in place or through new facilities, to the extent available.
     Our cash flows from operations, cash balance and financing facilities should give us flexibility in carrying out our plans for future growth. If necessary, we may, to the extent possible, supplement our liquidity sources by issuing additional debt or equity. We might do this to help finance business acquisitions or for contingencies.

The table below is a summary of our total bank credit facilities at December 31, 2010, excluding the October 28, 2010 credit facility entered into to assist in financing the acquisition of CTV.

			ISSUED AND
			UNDRAWN	COMMERCIAL
	TOTAL		LETTERS OF	PAPER	NET
	AVAILABLE	DRAWN	CREDIT	OUTSTANDING	AVAILABLE

Committed credit facilities
Bell Canada(1) –
Revolving facility (including supporting commercial paper program)	1,400	–	265	–	1,135
Other	5	–	–	–	5
Bell Aliant(1) –
Revolving facility (including supporting commercial paper program)	550	–	24	209	317
Other	564	40	261	–	263

Total committed credit facilities	2,519	40	550	209	1,720

Non-committed credit facilities
Bell Canada	269	42	100	–	127
Bell Aliant	13	–	1	–	12

Total non-committed credit facilities	282	42	101	–	139

Total committed and non-committed credit facilities	2,801	82	651	209	1,859

(1)

Bell Canada’s current $1,400 million supporting committed revolving bank credit facility expires in May 2013 and Bell Aliant’s current $550 million supporting committed revolving bank credit facility expires in July 2011.

BCE INC.   2010 ANNUAL REPORT   |   57

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their committed revolving bank credit facilities. The total amount of these committed revolving bank credit facilities may be drawn at any time.
     Our expectations relating to our ability to meet our cash requirements in 2011, other than for the acquisition of CTV, with our cash flows from operations and our cash balance are based on certain economic, market and operational assumptions that are described in the section entitled Business Outlook and Assumptions. For a description of risk factors that could affect our business and, consequently, our cash flows from operations, refer to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results. In addition, our ability to supplement our liquidity sources by issuing additional debt and equity largely depends on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. For a description of risk factors that could affect our ability to issue additional debt or equity refer to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new business, or try to raise capital by disposing of assets under Risks that Could Affect Our Business and Results.

CASH REQUIREMENTS

CAPITAL EXPENDITURES

In 2011, our capital spending will be focused on our strategic priorities, demand growth and service quality, reflecting an appropriate level of investment in our networks and services.

EMPLOYEE BENEFIT PLANS FUNDING

Our employee benefit plans include both defined benefit and defined contribution plans, as well as other post-employment benefits. The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2011 is detailed in the following table and is subject to actuarial valuations being completed in 2011. An actuarial valuation was last performed for most of our pension plans as at December 31, 2009.
     For a more detailed description of risks that could cause our actual employee benefit plans funding to differ materially from our current estimates, please refer to the risk entitled We may be required to increase contributions to our employee benefit plans in the future depending on various factors under Risks that Could Affect Our Business and Results.

		BELL
2011 EXPECTED FUNDING	BELL	ALIANT	TOTAL

Defined benefit pension – service cost	215	50	265
Defined benefit pension – deficit(1)	45	240	285

Defined benefit	260	290	550
Other post-employment benefits	100	10	110
Defined contribution	40	10	50

Total net benefit plans	400	310	710

(1)	Includes a $200 million voluntary contribution at Bell Aliant.

We expect to contribute approximately $550 million to all of our defined benefit pension plans in 2011, including subsidiary and supplemental plans, subject to actuarial valuations being completed. In 2011, we also expect to pay approximately $110 million to beneficiaries under other post-employment benefit plans and to contribute approximately $50 million to the defined contribution pension plans.
     In 2011, funding of our defined benefit pension plans is expected to be lower than 2010 mainly as a result of higher returns on pension plan assets in 2010 and the $750 million voluntary pension contribution made in 2010.
     Bell Canada closed the membership of its defined benefit plan in January 2005 to eliminate its pension obligation volatility in respect of all new employees, who now enroll in the defined contribution plan. Similarly, in 2006 we announced the phase-out over a ten-year period of post-employment benefits for all employees, which will result in Bell’s post-employment benefits funding being gradually phased out after 2016.

DIVIDEND PAYMENTS

In 2011, the cash dividends to be paid on BCE Inc.’s common shares are expected to be higher than in 2010 as the board of directors of BCE Inc. approved two increases in the annual dividend on BCE Inc.’s common shares in 2010. As a result, BCE Inc.’s common share dividend increased by 13.2% to $1.97 per common share at the end of 2010 from $1.74 per common share at the end of 2009. These increases are consistent with BCE Inc.’s common share dividend policy of a target payout ratio between 65% to 75% of Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2010 that are due in each of the next five years and thereafter.

						THERE -
	2011	2012	2013	2014	2015	AFTER	TOTAL

Long-term debt	684	520	77	1,561	1,367	5,348	9,557
Notes payable and bank advances	318	–	–	–	–	–	318
Capital leases	461	312	250	214	179	1,664	3,080
Operating leases	189	148	131	115	97	346	1,026
Commitments for capital expenditures	227	190	110	104	82	823	1,536
Purchase obligations	1,111	692	396	375	334	766	3,674
Interest payable on long-term debt, notes payable and bank advances	572	522	502	452	397	5,120	7,565
Net interest receipts on derivatives	(23)	(18)	(17)	(12)	(9)	(9)	(88)

Total	3,539	2,366	1,449	2,809	2,447	14,058	26,668

Our capital markets strategy, executed over the past years, has resulted in an attractive long-term debt maturity schedule.
     Capital leases include imputed interest of $1,055 million.
     Rental expense relating to operating leases was $226 million in 2010, $236 million in 2009 and $233 million in 2008.
     Purchase obligations consist of contractual obligations under service and product contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     At December 31, 2010, we had other long-term liabilities that are not included in the previous table, including an accrued employee benefit plans liability, future income tax liabilities, deferred revenue, gains on assets and various other long-term liabilities.
     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry forwards available to reduce income tax liabilities.

Deferred revenue and gains on assets are excluded as they do not represent future cash payments.
     BCE has agreed to acquire the remaining 85% interest in CTV that it does not already own for approximately $1.3 billion in equity value. Including the value of BCE’s present 15% ownership stake, the transaction has an equity value of approximately $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is approximately $3.2 billion.

OTHER CASH REQUIREMENTS

Our cash requirements may also be affected by liquidity risks related to our contingencies and off-balance sheet arrangements. We may not be able to quantify all of these risks for the reasons described as follows.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 25 to the consolidated financial statements for more information.

SECURITIZATION OF ACCOUNTS RECEIVABLE

Bell Canada and Bell Aliant have sale of receivable agreements in place that provide them with what we believe is an attractive form of financing compared to debt financing.
     Under the agreements, Bell Canada and Bell Aliant sold interests in accounts receivable to securitization trusts for a total of $1,268 million.
     The accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable fail to meet these performance targets, Bell Canada and Bell Aliant would no longer be able to sell their receivables and would need to find an alternate source of financing.
     These securitization agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to issue $1,268 million of additional debt and/or equity to replace the financing they provided at year end. See Note 9 to the consolidated financial statements for more information.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LITIGATION

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome of legal proceedings that were pending at December 31, 2010, based on information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our consolidated financial position or results of operations.
     You will find a more detailed description of the material legal proceedings pending at December 31, 2010 in the BCE 2010 AIF.

OUR COMPETITIVE ENVIRONMENT

We face intense competition across all business segments and key product lines that could adversely affect our market shares, volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.
     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected.
     The CRTC regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. To date, the CRTC has determined that competition was sufficient to grant forbearance from price regulation for over 90% of Bell Canada’s residential local telephone service lines and over 80% of Bell Canada’s business local telephone service lines in Ontario and Québec.

WIRELINE

Our main competitors in local and access services are: TELUS Corporation (TELUS); Allstream Enterprise Solutions (a division of MTS Allstream Inc.) (Allstream); Primus Telecommunications Canada Inc. (Primus); Rogers Cable Communications Inc. (Rogers Cable), in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron Ltée (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec; Bragg Communications Inc. operating under the EastLink trade-name (EastLink); Vonage Canada (a division of Vonage Holdings Corp.) (Vonage); and Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.
     Our major competitors in long distance services are: Allstream; TELUS; Primus; Vonage; dial-around providers such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Corp. which is owned by Globalive Communications Corp.; prepaid long distance providers, such as Group of Gold Line and Vonage; Cogeco Cable; Rogers Cable; EastLink; and Shaw.
     We continue to face cross-platform competition as customers substitute traditional services with new and non-traditional technologies and the rate at which such technology substitution takes place may accelerate. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. In particular, Industry Canada’s licensing of AWS spectrum to new wireless entrants, many of which already started providing services, could cause technology substitution to accelerate.
     We are facing significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is now offered by cable operators in most major and mid-sized communities and in small communities as well. In addition, certain cable companies have recently launched or intend to launch wireless service, allowing them to offer, like Bell Canada, telephone, Internet, wireless and television services and, consequently, enhancing their ability to leverage discounted bundles. Accordingly, we expect that competitive pressure from cable companies will intensify, which will increase downward pressure on our market share, especially in the residential market. This could have an adverse effect on our business and results of operations.
     Although we expect the rate of our residential and business NAS losses to further slow down in 2011, compared to 2010, there is a risk that adverse changes in certain factors, including, in particular, competitive actions by cable providers and increased wireless substitution that may result especially from new entrants providing wireless services at lower prices relative to our prices and those of other incumbent wireless service providers, may result in acceleration, beyond our current assumptions, in our rates of NAS erosion. This could have an adverse effect on our results of operations. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services is making significant inroads into our legacy services, which typically represent our higher-margin business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Prices for long distance services have been declining since this segment was opened to competition. Our long distance services continue to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact of non-traditional services, including e-mail and text-messaging, prepaid cards, dial-around services and VoIP, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide long distance service at low prices using personal computers and broadband connections.
     Competition for contracts to supply communications services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are.
     In Bell Aliant’s residential markets, competition is well established. Local telephone service was offered by EastLink in Nova Scotia and Prince Edward Island beginning in 1999 and 2001, respectively. Since then, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. Bell Aliant’s business markets are also increasingly competitive, with competition continuing to come from VoIP providers, cable television operators and system integrators.
     The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for newer growth services. However, the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if customers who stop using our voice services also cease using our other services, our financial performance could be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and results of operations.

WIRELESS

The Canadian wireless telecommunications industry is highly competitive. Competition is based on price, selection of devices, scope of services, technical quality, coverage and capacity of the wireless networks, customer service, breadth of distribution, brand and marketing, as well as the number of wireless operators providing service. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the two other large incumbent national wireless operators, Rogers Wireless Inc. (including its subsidiary Fido Solutions Inc.) and TELUS Mobility (a business unit of TELUS), as well as with four new wireless entrants that, as mentioned below, have already launched wireless service after having acquired spectrum in Industry Canada’s AWS spectrum auction that concluded on July 21, 2008. In addition, there are a number of resellers known as mobile virtual network operators that aggressively introduce, price and market their products and services.
     Competition is expected to continue to intensify as a result of Industry Canada’s licensing of AWS spectrum to ten new facilities-based wireless competitors that each acquired spectrum in separate regions, many of which overlap. Following this acquisition of spectrum, four new entrants have already launched wireless service, primarily in major population centres. More specifically, Vidéotron, which launched wireless service on September 9, 2010, provides service in Montréal and other parts of Québec; Globalive Wireless Management Corp. (Globalive) has provided wireless service in Toronto and Calgary since December 2009 and expanded to other large cities in Canada during 2010; Data & Audio Visual Enterprises Wireless Inc. (DAVE) launched wireless service in Toronto in May 2010 and has also started providing wireless service in Vancouver, Calgary and Edmonton; and Public Mobile Inc. (Public Mobile) has provided wireless service in the Toronto and Montréal areas since May 2010. In addition to Vidéotron, Globalive, DAVE and Public Mobile, spectrum was also awarded to the following entities, or one of their affiliates: Shaw, EastLink, Celluworld Inc., Rich Telecom Corporation, Blue Canada Wireless Inc. and Novus Wireless Inc. Of those entities, Shaw has publicly declared an expected launch date in 2012, but we are unaware of declarations of expected launch dates from the other entities.
     The increase in the level of competitive intensity in the Canadian wireless telecommunications industry will depend on the incumbents’ and new entrants’ pricing, marketing and other strategies. In particular, in order to gain market share, the new entrants’ strategies include price discounting relative to our and other incumbents’ pricing as well as increased competition at the distribution level. They are also pursuing new data content and applications. The new entrants’ pricing and other strategies, as well as the pricing and other strategies of the incumbent wireless service providers in response to the new entrants’ actions, could

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MANAGEMENT’S DISCUSSION AND ANALYSIS

adversely affect our ability to gain new customers and retain existing ones and could require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and results of operation. The new entrants could achieve higher market shares than we currently expect particularly as a result of their pricing strategies and focused product offerings.
     The level of competitive intensity will also depend on the speed at which new entrants will achieve territorial expansion of their wireless service as well as the timing and scope of launch of wireless service by the remaining potential new entrants that have not yet launched service.
     We also expect competition to continue to intensify as new technologies, products and services are developed. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline, which could adversely affect our wireless revenues.
     The wireless telecommunications industry commits significant resources to research and development (R&D). A majority of this work is expended in the refinement of mainstream wireless standardization activities that result in highly successful technology such as HSPA and LTE. Some of this technology is transferable into competing or complementary technology tracks that can be standards-based in the case of wireless fidelity (Wi-Fi) and worldwide interoperability for microwave access (WiMAX) or proprietary vendor-specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.
     Pressure on our ARPU, costs of acquisition and retention, and EBITDA would likely result if competitors increase subsidies for handsets, particularly for smartphones, which could result in acceleration in our smartphone mix faster than currently anticipated, lower airtime and wireless data prices and offer other incentives to attract new customers. Wireless competition is also expected to continue to intensify due to an increased emphasis on new data plans and multi-product bundles as a result of the ability of certain cable companies to include wireless service in discounted bundles following their acquisition of AWS spectrum and their recent launch or intended launch of wireless service. This emphasis could also pressure our ARPU and increase churn and costs of acquisition and retention.

INTERNET ACCESS

We compete with cable companies and Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us, which could directly affect our ability to maintain ARPU performance and could adversely affect our results of operations. As previously indicated, certain cable companies have recently launched or intend to launch wireless service enhancing their ability to leverage discounted bundles to retain existing customers and acquire new ones.
     Cable companies have aggressively rolled out Internet networks offering higher speeds to their customers, forcing us to incur significant capital expenditures in order to also be able to deploy next-generation fibre networks and thus offer higher Internet speeds as well. The failure to make such continued investments in our Internet networks enabling us to offer Internet services at higher speeds to our customers as well as our inability to offer a different range of products and services compared to our competitors would adversely affect our ability to compete, the pricing of our products and services and our results of operations. Furthermore, as penetration of the Canadian broadband Internet market reaches higher levels, the possibility to acquire new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors is adversely affected.
     Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could have an adverse effect on the ability of our Internet access services business to acquire or retain subscribers and on its financial performance.
     In the high-speed Internet access services market, we compete with large cable companies such as: Rogers Cable, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and EastLink.

VIDEO

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, STB features, availability of service in the region, price and customer service. Bell TV competes throughout Canada directly with Shaw. which operates a DTH satellite TV service as well as a cable TV service in certain provinces, and with cable companies across Canada. Most of these cable companies continue to upgrade their networks, operational systems and services, which will improve their competitiveness. This could negatively affect our financial performance.
     We hold broadcasting distribution licences to offer video services for major centres in Ontario and Québec. Fully digital video services are offered as both an IP-based service and as a satellite-based service. These services provide unique competitive advantages relative to analogue cable-TV, such as time-shifted programming flexibility, on-screen caller ID and an all-digital broad selection of channels. Our IP-based service was launched on September 13, 2010 as Bell Fibe TV, an advanced IPTV service, in several Toronto and Montréal neighbourhoods. The launch of our IPTV service provides us the opportunity to gain market share and enhance our competitive position in core urban markets, starting with the cities of Toronto and Montréal.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Our competitors include Canadian cable companies such as Rogers Cable, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, with its cable TV service, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and Shaw with its Shaw Direct DTH satellite service; and EastLink; and traditional telephone companies such as TELUS, in British Columbia and Alberta, and Allstream, in Manitoba.
     In addition to the licensed broadcast distribution undertakings noted above, new unregulated video services and over-the-top (OTT) content offerings, such as Netflix and Hulu, available over high-speed Internet connections, are beginning to compete with traditional television services and change our traditional business models. The increased adoption of these alternative TV, or OTT, services by customers is driven in part by evolving technology, changing demographics and viewing preferences. Strategies adopted by the new wireless entrants could also accelerate adoption of alternative TV services and customer losses. In addition, increased speed and bandwidth of networks create platforms for new competition and product substitution. There can be no certainty that we will be able to recuperate investments made to upgrade networks in light of such new competition and product substitution. The continued growth and adoption by customers of these alternative TV services, such as through the adoption of mobile television and television over the Internet, could negatively affect our business and results of operation.
     We continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition and the outcome of the related legal actions could have an adverse effect on our business and results of operations.

WHOLESALE

The main competitors in our wholesale business include both traditional carriers and emerging carriers. Traditional competitors include Allstream and TELUS, both of which may wholesale some or all of the same products and services as Bell Canada. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic CLECs and U.S.-based carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP is continuing to increase pressure on some legacy product lines.

OUR REGULATORY ENVIRONMENT

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada, Bell Aliant and several of Bell Canada’s direct and indirect subsidiaries and significantly influenced companies, including NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Northwestel, Bell Mobility and Bell TV, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and the Bell Canada Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

TELECOMMUNICATIONS ACT

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant, NorthernTel, Northwestel and Télébec.
     Under the Telecommunications Act, all facilities-based telecommunications service providers providing telecommunications services in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.
     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Bell Aliant and Bell Mobility, that operate as TCCs:

  they must be eligible to operate as Canadian carriers

  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian ownership of voting shares and indirect ownership, such as indirect ownership through BCE Inc., must be at least 66 2/3% Canadian ownership of voting shares.

  they must not otherwise be controlled by non-Canadians

  at least 80% of the members of their board of directors must be Canadian.

BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY TELECOMMUNICATIONS ISSUES

This section describes key regulatory issues which are being addressed, or have been addressed in past years, that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

INDUSTRY CANADA CONSULTATION ON REFORM OF CANADA’S TELECOMMUNICATIONS FOREIGN OWNERSHIP RULES

Following through on a commitment that the federal government made in its March 2010 Speech from the Throne, in June 2010, Industry Canada issued a consultation paper entitled Opening Canada’s Doors to Foreign Investment in Telecommunications: Options for Reform. The consultation paper seeks public comments on proposals to reform Canada’s foreign ownership and control restrictions that currently apply to TCCs, including Bell Canada and Bell Mobility and many of their competitors. The Industry Canada consultation paper sets out three different foreign ownership reform options for comment. Option 1 would raise the allowable non-Canadian voting share limits up to 49% for both TCCs and broadcasting licensees (including broadcast distribution undertakings) while retaining the current requirement for control in fact by Canadians. Option 2 would repeal the foreign ownership and control restrictions for TCCs which account for 10% or less of the annual Canadian telecommunications revenues (the existing rules for broadcasting licensees, including broadcast distribution undertakings, would be unchanged). Option 3 would repeal the above rules for all TCCs, regardless of their share of annual Canadian telecommunications revenues, but retain the existing rules for broadcasting licensees, including broadcast distribution undertakings. Bell Canada filed a submission supporting Option 1 to the extent any reform is deemed necessary. It is not possible to predict at this time which, if any, of the three reform options may be implemented. The Industry Canada consultation closed on July 30, 2010 and on November 22, 2010 the Minister of Industry announced that he would consider which approach to adopt on foreign ownership rules at the same time as decisions are made regarding the 700 MHz spectrum auction rules, as part of an integrated regulatory approach. The 700 MHz spectrum consultations were subsequently launched on November 30, 2010 (refer to Radiocommunication Act – 700 MHz Auction for more information).
     Removing or easing the limits on foreign ownership for TCCs could result in more foreign companies entering the Canadian market. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Furthermore, the adoption of any rule that disadvantages incumbent carriers or carriers that are both broadcasting licensees (including broadcast distribution undertakings) and TCCs, such as Bell Canada (as Options 2 and 3 do), would place us at a disadvantage relative to some of our competitors including as it relates to access to, and cost of, capital.

REVIEW OF USAGE-BASED BILLING (UBB)

On November 20, 2008, the CRTC issued Telecom Public Notice 2008-19, in which it initiated a proceeding to consider Internet traffic management practices (ITMPs) for retail and wholesale Internet services. The CRTC sought comments with supporting rationale on the changes in bandwidth consumption that can lead to network congestion, technical or economic ITMPs that are currently available or may be developed in the future, and the impact of these practices on end-users. In addition, the CRTC examined the appropriateness of implementing regulatory measures in relation to Internet traffic management by ISPs. The CRTC issued its decision on October 21, 2009, in which it preserved ISPs’ flexibility to manage their networks and established certain transparency requirements. The CRTC approved the use of ITMPs, including application-specific ITMPs such as those applied by Bell Canada, encouraged the use of economic ITMPs such as UBB and established a framework against which future complaints about traffic management will be assessed. UBB is a fair and proportionate pricing method based on the principle that the heaviest Internet users should pay more than average users and thereby allow ISPs to continue to make significant investments to grow the capacity of their residential Internet networks.
     On March 13, 2009, Bell Canada and Bell Aliant proposed tariffs that would introduce UBB for their wholesale residential Gateway Access Services (GAS) consistent with pricing changes that Bell Canada and Bell Aliant had been implementing since February 1, 2007 for their retail Internet access services. On August 12, 2009, the CRTC approved on an interim basis, in Telecom Order 2009-484, Bell Canada and Bell Aliant’s requests to introduce UBB with a proposed implementation date of 90 days following the CRTC’s August 12, 2009 interim approval. Following complaints with regard to the proposed implementation date, on October  21, 2009, the CRTC delayed the implementation date and stated that its final decision would address implementation issues.
     On May 6, 2010, the CRTC issued its final approval in Telecom Decision 2010-255 of Bell Canada and Bell Aliant’s proposed implementation of wholesale UBB with changes. In particular, the CRTC decided to lower the flat-fee cost-based rate for GAS in conjunction with the implementation of UBB which is a charge that would vary with usage. On May 28, 2010, Bell Canada and Bell Aliant requested that the CRTC review and vary its decision with regards to certain of the mandated changes to their proposed tariffs.
     On October 28, 2010, the CRTC approved in Telecom Decision 2010-802 many of the changes requested by Bell Canada and Bell Aliant but denied Bell Canada and Bell Aliant’s request to readjust the costs used to determine the flat-fee component of GAS. On the same day, the CRTC requested comments in Telecom Notice of Consultation 2010-803 as to whether or not UBB rates of GAS or equivalent services should be set at levels below the incumbent local exchange carriers’ (ILECs) and the cable carriers’ comparable retail UBB rates and, if so, to what extent.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     On January 25, 2011, the CRTC issued Telecom Decision 2011-44 and determined that wholesale UBB rates are to be established at a discount of 15% from the carrier’s comparable UBB rates for its retail Internet services.
     On January 26, 2011, Vaxination Informatique, an IT consultant, filed a petition to the Governor-in-Council requesting that the Governor-in-Council review and overturn Telecom Decision 2010-802 as well as Telecom Decision 2011-44. In parallel, several small ISPs and end-users launched a public campaign to solicit opposition to UBB. On February 3, 2011, Bell Canada and Bell Aliant requested that the implementation of their wholesale UBB be delayed until May 1, 2011 to allow for billing adjustments in light of the CRTC’s January 25, 2011 decision. A parliamentary committee was established on February 1, 2011 to undertake a study of UBB. Also, on February 8, 2011, the CRTC initiated a proceeding to review its decisions regarding UBB and suspended implementation of wholesale UBB pending the outcome of this review. The Minister of Industry has publicly stated that the Government will overturn the CRTC’s conclusions if the CRTC confirms its original UBB decisions. It is not known at this time what impact these reviews of UBB decisions will have on Bell Canada and Bell Aliant’s wholesale Internet offerings.

REVIEW OF UNBUNDLED LOCAL LOOP RATES

On June 2, 2009, Bell Canada and Bell Aliant proposed changes to the existing rates for their wholesale service that provides unbundled local loops to competitors in their Ontario and Québec serving areas, and requested the CRTC to make the current rates interim until it issues its final determination. The companies filed updated cost studies to support their tariff application. On December 14, 2009, the CRTC issued Telecom Order 2009-775 and made the current loop rates interim, pending a complete review of the companies’ updated cost studies. The CRTC issued its decision on January 12, 2011 and the approved rate changes apply retroactively to the date of interim approval (December 14, 2009).

PROCEEDING TO REVIEW ACCESS TO BASIC TELECOMMUNICATIONS SERVICES AND OTHER MATTERS

The CRTC has a $175.8 million subsidy (contribution) regime (using 2010 data) to support local service in high-cost (i.e., rural and remote) areas. This subsidy is funded by an industry tax on revenues, which was set at 0.73% of eligible telecom revenues in 2010. Bell Canada no longer draws monies from the contribution subsidy fund, and is also the largest payer into the fund. On January 28, 2010, the CRTC initiated a proceeding to review issues associated with access to basic telecommunications service. The proceeding includes a review of the obligation to serve, the basic service objective, and the local service subsidy (contribution) regime. It also re-examined the local competition and wireless number portability frameworks in the territories of the small ILECs.
     The record of the proceeding closed in November 2010. The proceeding may result in increased annual contributions to the subsidy regime, which could have an adverse effect on Bell Canada’s business and financial results. The proceeding could also result in changes to the basic service objective, which could include mandating the deployment of broadband in uneconomic areas. A decision is expected shortly.

REVIEW OF REGULATORY FRAMEWORK FOR WHOLESALE SERVICES

In light of several CRTC decisions and appeals to the Governor-in-Council, the CRTC was required to rule on several issues related to wholesale access to ILECs fibre-based broadband networks by September 1, 2010. Consequently, on August 30, 2010, the CRTC issued Telecom Regulatory Policy 2010-632. In this decision, the CRTC decided ILECs must provide competing ISPs with wholesale access to their FTTN networks at speeds that match their retail service offers. The CRTC allowed ILECs to charge an additional 10% markup above cost for access over FTTN compared to similar services providing access over legacy infrastructure. By forcing telecommunications companies to offer competitors the same fibre-based Internet speeds that ILECs offer their retail customers, and at discounted prices, the CRTC has reduced the ILECs’ basic business incentive to invest in broadband development. However, the CRTC did not mandate any new wholesale Internet access services. For example, the CRTC did not order mandated access to FTTH facilities, although this could be considered in the future.
     The CRTC also directed cable companies to adjust their wholesale Internet services to provide, to the extent possible, for a degree of service aggregation that more closely resembles that provided by Bell Canada. This may increase the appeal to competing ISPs of the cable companies’ wholesale Internet services.
     The CRTC is examining Bell Canada’s pricing proposals for wholesale access to FTTN. There is a risk the CRTC will not approve Bell Canada’s proposed pricing.

PETITION SUBMITTED TO THE GOVERNOR-IN-COUNCIL BY ROGERS COMMUNICATIONS PARTNERSHIP INC. (ROGERS) RELATED TO THE CRTC DEFERRAL ACCOUNT MECHANISM

On January 26, 2011, Rogers submitted a petition to the Governor-in-Council pursuant to section 12 of the Telecommunications Act concerning Telecom Decision 2010-805, Bell Canada – Applications to review and vary certain determinations in Telecom Decision CRTC 2010-637 concerning the use of high-speed packet access wireless technology and the deferral account balance. In Telecom Decision 2010-805 (the Decision), issued on October 29, 2010, the CRTC approved Bell Canada’s revised proposal to use the approved $306.3 million of deferral account funds for the use of HSPA+ wireless technology instead of wireline

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DSL for the expansion of broadband to the 112 communities approved for inclusion in Bell Canada’s deferral account-funded program.
     In its petition, Rogers requests the Governor-in-Council to vary the Decision in the following respects:

  limit the CRTC’s approval of Bell Canada’s HSPA+ proposal to the 15 approved areas that Bell proposed to serve in year one (2011) of its four-year rollout plan conduct a competitive auction of deferral account funds to serve the remaining 97 approved areas. This auction should be open to any telecommunications service provider that commits to all the services, service levels, competitor services and pricing established by the CRTC for Bell Canada and that commits to roll out service to the locations in question at least as fast as Bell Canada has proposed to do. The bidder who satisfies these criteria and bids for the lowest deferral account subsidy for the 97 approved communities should be selected by the CRTC to provide the service.

A notice acknowledging receipt of the petition and setting out the associated process has not been published yet in the Canada Gazette. However, the Governor-in-Council may, until October 29, 2011, choose to vary or rescind the decision or refer it back to the CRTC for reconsideration of all or a portion of it.
     Approval of the petition could result in the use of some of the $306.3 million deferral account funds by parties other than Bell Canada for the expansion of broadband to some of the approved areas. It could also result in Bell Canada having to return more than the $250 million that has already been approved by the CRTC to eligible residential customers via rebates.

BROADCASTING ACT

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian-owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians.

  at least 66 2/3% of all outstanding and issued voting shares of the parent corporation and at least 66 2/3% of the votes of the parent corporation must be beneficially owned and controlled, directly or indirectly, by Canadian interests it must not otherwise be controlled by non-Canadians

  at least 80% of the board of directors, as well as the Chief Executive Officer (CEO), must be Canadian.

If the parent corporation of a broadcasting licensee has fewer than 80% Canadian directors on its board of directors, a non-Canadian CEO or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors do not have control or influence over any of the broadcasting licensee’s programming decisions. Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.

CANADIAN BROADCASTING IN NEW MEDIA

In 2009, the CRTC conducted a hearing to consider issues pertaining to Canadian broadcasting in new media, including whether incentives or regulatory measures would be necessary for the creation and promotion of Canadian broadcasting content in new media. One proposal under consideration was the requirement for direct financial contribution from ISPs like Bell Canada. Although the CRTC, in Broadcasting Regulatory Policy CRTC 2009-329, dated June 4, 2009, ruled against imposing measures to fund the creation and promotion of Canadian new media broadcasting content, it also referred to the Federal Court of Appeal the legal question of whether ISPs are subject to the Broadcasting Act and therefore subject to broadcasting regulation.
     The Federal Court of Appeal issued its decision on July 7, 2010, in which it concluded that ISPs “do not carry on, in whole or in part, ‘broadcasting undertakings’ subject to the Broadcasting Act when, in their role as ISPs, they provide access through the Internet to ‘broadcasting’ requested by end-users.” On September 27, 2010, the Alliance of Canadian Cinema, Television and Radio Artists (ACTRA), the Canadian Media Production Association (CMPA), the Directors Guild of Canada (DGC) and the Writers Guild of Canada (WGC) filed an application to the Supreme Court of Canada seeking leave to appeal the Federal Court of Appeal’s July 7, 2010 decision. If the Supreme Court were to grant leave to appeal, reverse the Federal Court of Appeal’s decision and in so doing determine that ISPs do carry on a broadcasting undertaking when in their role as ISPs they provide access through the Internet to broadcasting, this would give the CRTC the jurisdiction to impose a levy on ISP revenues, which funds could be used (in whole or in part) to subsidize the creation and/or distribution of Canadian new media broadcasting programming content.

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BELL TV

We are subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell TV’s competitive position or the cost of providing its services. The licence under which we offer DTH satellite TV service was renewed in March 2004 and was to expire on August 31, 2010. The licence has since been extended for one year to August 31, 2011. Similarly, the licences under which we offer Bell Fibe TV were issued in 2004 and are set to expire on August 31, 2011. While we expect these licences will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.

REVIEW OF DTH SATELLITE DISTRIBUTION POLICY

In Broadcasting Regulatory Policy CRTC 2010-167 (A group-based approach to the licensing of private television services), dated March 22, 2010, the CRTC stated its intention to conduct a review of its policies concerning DTH satellite services prior to the next licence renewal proceedings for the two DTH undertakings currently in operation (Shaw Direct and Bell TV). A public hearing took place on this issue in November 2010.
     The proceeding focused on two issues: (i) the conventional local television stations that DTH distributors are required to offer to their subscribers; and (ii) the manner in which DTH distributors perform simultaneous substitution. Simultaneous substitution is a process whereby licensed broadcasting distribution undertakings (including Bell TV and its major competitors) are required to substitute local Canadian television signals for non-Canadian television signals where the programming is simultaneous and identical.
     Additional regulatory requirements to distribute more Canadian conventional television stations, or further requirements for signal substitution, would increase costs and consume satellite capacity that might otherwise be put to more effective use, thereby having negative financial implications for the operation of Bell TV.

VALUE FOR SIGNAL

On October 30, 2008, the CRTC issued Broadcasting Public Notice 2008-100, in which it established its regulatory frameworks for broadcast distribution undertakings and discretionary programming services, and set out its policies related to signal carriage and distant signals. The majority of the CRTC’s determinations will be implemented on August 31, 2011 and in certain respects will provide Bell TV a measure of added flexibility in service packaging.
     In Broadcasting Regulatory Policy CRTC 2010-167, the CRTC maintained the obligation on broadcasting distribution undertakings like Bell TV to contribute 1.5% of their annual broadcasting revenue to the Local Programming Improvement Fund. It also announced its intention to implement a regime where broadcasters can choose to either retain their existing regulatory protections or negotiate a VFS fee with distributors. Under the proposed regime, if broadcasters choose to negotiate a VFS fee, and negotiations fail, they would have the right to require the deletion of any signals they own and for which they have the exhibition rights from distribution in their market. The CRTC also concluded that there was a legal uncertainty as to whether it had the jurisdiction to impose a VFS regime and referred the question of its jurisdiction in this area to the Federal Court of Appeal. In a decision dated February 28, 2011, the Federal Court of Appeal, in a 2–1 decision, ruled that the CRTC has the jurisdiction under the Broadcasting Act to establish a regulatory regime allowing private local over-the-air television stations (OTAs) to choose to negotiate with broadcasting distribution undertakings (BDUs), such as Bell TV, for a fair value in exchange for the distribution of the programming services broadcast by those local OTAs (Value for Signal or VFS Regime). Under the Supreme Court Act, parties have 60 days from the date of the court decision to seek the Court’s permission to launch an appeal. In the event of an appeal, it is probable that the CRTC’s VFS Regime would be judicially stayed (i.e., placed on hold) pending the Supreme Court’s final judgement. In the event a VFS Regime is imposed, it is not known how many, if any, OTAs would choose to operate under the VFS Regime nor can we know the impact, if any, such a regime will have on Bell TV.

PROCEEDING TO REVIEW THE REGULATORY FRAMEWORK RELATING TO VERTICAL INTEGRATION

On October 22, 2010, the CRTC approved an application by Shaw, on behalf of Canwest Global Communications Corp. (Canwest Global), for authority to transfer the effective control of Canwest Global’s licensed broadcasting subsidiaries to Shaw. On the same day, noting the growing trend of “vertical integration” taking place in the Canadian broadcasting industry (which the CRTC defines as the ownership, by one entity, of both programming and distribution undertakings, or, both programming undertakings and production companies), including BCE’s announced intention to seek the CRTC’s approval for a share transfer pursuant to which BCE would acquire sole control of CTV, the CRTC launched Broadcasting Notice of Consultation 2010-783. In this proceeding, the CRTC will examine whether existing regulatory tools will be sufficient to address any concerns that vertically integrated distributors have the potential to behave in an anti-competitive manner, to the detriment of the Canadian broadcasting industry.
     The CRTC reiterated its view that, with specific regard to programming rights, it prefers to see distribution of programs on a non-exclusive basis. However, the CRTC further stated that it did not intend to interpose itself into the wholesale commercial environment, but rather to regulate or, alternatively, establish guidelines only where measures appear warranted by the record of this proceeding. A hearing in this matter is scheduled to take place in the second quarter of 2011. It is not possible to determine the impact, if any, the CRTC’s decision will have. However, new rules regarding exclusive program arrangements could restrict programming flexibility.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RADIOCOMMUNICATION ACT

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio communication in Canada is developed and operated efficiently.
     The Minister of Industry has the discretion to:

  issue and amend radio licences

  set technical standards for radio equipment

  establish licensing conditions

  decide how radio spectrum is allocated and used.

Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
     The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. Bell TV, Bell Canada, the Canadian Association of Broadcasters (CAB) and members of Canada’s broadcasting production community continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

SPECTRUM LICENCES

Companies must have a spectrum licence to operate wireless systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. Industry Canada has indicated that even with full compliance with the conditions of a licence, Industry Canada could withdraw a licence based on circumstances in existence at the time of renewal. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial results.
     As a result of a 2003 Industry Canada decision, the licences under which we provide service which would have expired on March 31, 2006, will now expire on March 31, 2011. The personal communications services (PCS) licences that were awarded in the 2001 PCS auction will expire on November 29, 2011.

CONSULTATION ON THE RENEWAL OF CELLULAR AND PCS SPECTRUM LICENCES

On March 25, 2009, Industry Canada initiated a consultation to consider the renewal of Cellular and PCS spectrum licences which expire in 2011. This consultation specifically addressed issues related to compliance as well as proposed conditions of licence that would be applicable to the renewed licences. Industry Canada indicated that a subsequent consultation would specifically address the handling of spectrum licence fees upon renewal. While a formal decision regarding the renewal of Cellular and PCS spectrum licences from Industry Canada has not occurred, in November 2010 the Minister announced, in a public address, that he decided to freeze spectrum licence fees at their existing rate for the time being. The Minister also stated that he will renew spectrum licences for a 20-year licence term. It is not known when a decision will be issued.

CONSULTATION ON REVISIONS TO THE FRAMEWORK FOR SPECTRUM AUCTIONS IN CANADA

On April 8, 2009, Industry Canada initiated a consultation, which considers changes to the 2001 Framework for spectrum auctions in Canada, which is a general policy which applies to all future spectrum auctions. The consultation invited comments on: (i) the use of auction types other than the currently used simultaneous multiple-round ascending auction format; (ii) the use of auctions to award satellite licences; (iii) restructuring the tier service areas for licensing so as to distinguish between rural and urban areas; (iv) the continued need for the condition of licence requiring that licensees invest a percentage of their adjusted gross revenues in R&D; (v) the length of renewal of being long-term, or ten-years, (vi) the application of spectrum licence fees to both auctioned and non-auctioned spectrum licences; and (vii) that these spectrum licence fees be based on an estimation of the market value of the spectrum in question (where Industry Canada has stated that market value could be estimated by considering fees for similar spectrum in Canada, the fees charged for similar spectrum in other jurisdictions, or as reflected in the prices paid at auction for similar spectrum). Bell Mobility filed its comments on June 15, 2009, and reply comments on July 15, 2009. Among other things, Bell Mobility argued for significantly longer licence terms and supported Industry Canada’s proposal to remove the 2% R&D investment requirement. We anticipate a decision in this proceeding in the first quarter of 2011. It is not possible to estimate, at this time, the impact that Industry Canada’s conclusions will have on our operations and results.

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DECISIONS AND CONSULTATION ON TRANSITION TO BROADBAND RADIO SERVICE IN THE 2500–2690 MHZ BAND

On February 10, 2011, Industry Canada issued its Decisions on a Band Plan for Broadband Radio Service (BRS) and Consultation on a Policy and Technical Framework to License Spectrum in the Band 2500–2690 MHz document. The consultation is the next phase in Industry Canada’s 2006 2500 MHz policy, which enables use of the Inukshuk Wireless Inc. spectrum for mobile services. The document is comprised of two parts: Part A – Decisions and Part B – Consultation.
     In Part A, Industry Canada issued decisions on the Band Plan (addressing issues such as adoption of the International Telecommunications Union Band Plan, returned spectrum, alternate incumbent mapping, non-Frequency Division Duplex systems operating in paired blocks, Time Division Duplex systems in unpaired blocks, use of the restricted bands and the 2595/2596 MHz boundary) and the mapping of incumbents into the 2.5 GHz band.
     In Part B, Industry Canada is consulting on Spectrum Packaging for Licensing (including block and tier sizes) and competition issues (including spectrum caps and set-asides as well as services in rural areas). Responses to the consultation are due by April 9, 2011 and reply comments will be accepted until May 9, 2011. At this point in time, it is not possible to estimate the impact that Industry Canada’s conclusions will have on our operations and financial results.

700 MHZ AUCTION

Industry Canada is planning to auction spectrum in the 700 MHz band for mobile and fixed wireless service, with the actual auction anticipated to occur in late 2012. In November 2010, Industry Canada initiated its initial consultation leading toward the 2012 auction and comments were filed on February 28, 2011, with reply comments due by March 30, 2011. Among other things the consultation asks whether measures are required to increase and/or sustain competition in Canada’s wireless market and whether the use of spectrum set asides and/or spectrum caps would be in the public interest. Given that there is half as much 700 MHz spectrum available to be auctioned compared to the amount of AWS spectrum auctioned in 2008, either one of these measures could have an adverse impact on and limit Bell Canada’s ability to acquire spectrum in the auction and thereby roll out a national LTE network offering service to urban areas and small and rural communities.

ACCESSIBILITY FOR ONTARIANS WITH DISABILITIES ACT, 2005 (AODA) – PROPOSED STANDARD FOR PAY TELEPHONE FURNITURE

The Ontario government is currently considering a proposed Accessible Built Environment standard under the AODA process which could require significant changes to the arrangement of all pay telephone furniture in Ontario. Bell Canada currently has in excess of 35,000 pay telephones installed in Ontario. The average cost of renovating pay telephones to comply with the proposed standard is estimated to exceed $1,000 per unit. Bell Canada submitted comments on October  16, 2009 to reduce the cost of compliance. Based on comments received, the Accessible Built Environment Standards Development Committee (ABE-SDC) finalized its recommendations and then submitted its final proposed standard to the Minister of Community and Social Services in July 2010. No decision on the final proposed standard has been released by the Minister to date. The ABE-SDC recommendations acknowledge that the provision of public pay telephone service in Canada is subject to comprehensive sector specific regulation under the purview of the CRTC and that barrier removal for persons with disabilities can be addressed through a CRTC ruling process. If new standards addressing accessibility issues for all public pay telephone customers are demonstrably required, they would apply equally to all public pay telephone providers across Canada.

BELL CANADA ACT

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of its business, the CRTC must also approve the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

This section describes the principal risks that could have a material adverse effect on our business, financial condition or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, in addition to the risks previously described under Our Competitive Environment and Our Regulatory Environment or those described elsewhere in the MD&A. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition or results of operations. The actual effect of any event could be materially different from what we currently anticipate. The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

Adverse economic conditions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on demand for our products and services, potentially reducing revenues and profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our revenues and profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our results of operations.
     Our operational and financial objectives for 2011 may not be achieved depending on the strength and duration of the economic recovery in 2011 and should actual economic growth be slower than currently anticipated.

Failure to achieve our business objectives could have an adverse impact on our financial performance and growth prospects.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution against our five strategic imperatives.
     Executing against these imperatives requires shifts in employee skills, investing capital to implement our strategies and operating priorities, as well as targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our business objectives, which could have an adverse effect on our business, financial performance and growth prospects.
     Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs while containing our capital expenditures. Our objectives for targeted cost reductions continue to be aggressive and there is no assurance that we will be successful in reducing costs, especially because on an ongoing basis, incremental cost savings are more difficult to achieve. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.
     Improved customer service and an enhanced perception of Bell Canada’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. However, there is a risk that the increasing complexity of our networks could hinder the effective management of such services and networks, which could adversely affect service levels. In particular, our new Bell Fibe TV service delivery platform is built upon a large number of complex sub-systems working together. The increased complexity could hinder our ability to efficiently manage and deliver the service to our customers and thus increase our costs of providing the service. In addition, the increasing number of smartphone users could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on customer service and on our costs of providing such service. Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions.
     Accordingly, there is a risk that customer service improvements will be delayed or not be achieved or that, even if achieved, that they will not necessarily translate into an enhanced public perception of Bell Canada’s service offerings, the achievement of customer retention objectives or increased revenues. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our results of operations.
     If we are unable to achieve any or all of these objectives, our business and results of operations could be adversely affected.

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We need to anticipate technological change and invest in or develop new technologies, products and services. If we are unable to upgrade our networks, launch new technologies, products and services on a timely basis or if regulation expands to delay newer technologies, our business and results of operations may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Investment in our networks and in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance objectives.
     We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulation could be expanded to apply to newer technologies which could delay our launch of new services.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline and could result in shorter estimated useful lives for existing technologies which could increase depreciation expense. In addition, the construction and deployment of networks require the issuance of municipal consents for the installation of network equipment on municipal property. There is no assurance that such municipal consents will be issued or that they will be issued in time to meet our expected deployment schedules. Our failure to upgrade our networks and to successfully develop, implement and market new technologies, products, services or enhancements in a reasonable time could have an adverse effect on our business and results of operations.

We may be required to increase contributions to our employee benefit plans in the future depending on various factors.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, applicable regulations and applicable actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.
     There is no assurance that our pension plans will be able to earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and therefore could also significantly affect our cash funding requirements.
     Our expected funding for 2011 is in accordance with the latest pension valuations as of December 31, 2009 filed in May 2010, adjusted to reflect the impact of the federal pension reform passed in June 2010, actual 2010 returns, market conditions at the end of 2010 and taking into account special additional funding of $500 million in 2009 and $750 million in 2010. December 31, 2010 valuation results, to be filed with pension authorities by June 30, 2011, may impact actual funding for 2011.

Our operations depend on how well we protect, maintain and replace our networks, equipment, IT systems and software.

Our operations depend on how well we protect our networks, equipment, IT systems and software, and the information stored in our data centres, against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding and tornadoes), power loss, building cooling loss, hacking, computer viruses, cyber attacks, disabling devices, acts of war or terrorism, sabotage, vandalism and other events. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, IT systems and software. Any of these and other events could result in network failures, billing errors and delays in customer service. Our operations also depend on our ability to protect the information stored in our data centres against theft. The theft of such information could adversely affect our customer relationships and expose us to claims in damages by customers.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned above, as well as strikes or other work disruptions, bankruptcies or other insolvency proceedings, technical difficulties or other events affecting the networks of these other carriers, could also harm our business and our customer relationships.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The complexity and costs of our IT environment could have an adverse effect on our business and financial results.

We currently have a very large number of highly complex interconnected operational and business support systems. This is typical of incumbent telecommunications service providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next generation services are introduced, they should be designed to work with both legacy and next generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution of systems.

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may only be available from a limited number of suppliers. We compete globally with other telecommunications service providers for access to critical products and services, such as handsets, that are provided by such third-party suppliers. Access to such key products and services on a basis allowing us to meet customer demand is critical to our ability to retain and acquire new customers.
     If, at any time, suppliers cannot provide us with products or services, including, without limitation, telecommunications equipment, software and maintenance services, that comply with evolving telecommunications standards or that are compatible with our equipment, IT systems and software, our business and results of operations could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers or the telecommunications equipment and other products that we use to provide services have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted, our network development and expansion could be impeded, and our business, strategy and results of operations could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, general economic and financial market conditions, the intensity of competitive activity, labour disruptions, availability of and accessibility to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and our results of operations. In addition, work disruptions experienced by our third-party suppliers, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and results of operations.
     The following collective agreements will expire in 2011:

  the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Expertech Network Installation Inc. (Expertech) covering approximately 1,147 craft employees will expire on November 30, 2011 the collective agreement between the CEP and Bell Aliant Regional Communications, Limited Partnership covering approximately 650 craft employees will expire on November 30, 2011 the collective agreement between the CEP and Télébec covering approximately 220 clerical employees will expire on November 1, 2011 the collective agreement between the CEP and Bell Canada (Information and Communications Technology) covering approximately 125 clerical employees will expire on May 31, 2011.

In addition, the following describes the status of collective agreements that have already expired:

  the collective agreement between the CEP and Bell Canada covering approximately 770 communications sales employees expired on December 31, 2010. A tentative agreement was signed with the union on January 12, 2011, but union membership voted against its ratification. The parties are pursuing discussions.

  the collective agreement between the CEP and Expertech covering approximately 165 clerical employees expired on November 30, 2010. Negotiations for the renewal of this agreement have reached an impasse and the CEP filed for conciliation on January 11, 2011. Conciliation sessions took place on February 2, 3 and 17, 2011.

  the collective agreement between the CEP and NorthernTel covering approximately 135 craft and clerical employees expired on February 28, 2011.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, Bell Mobility was formally notified on October 27, 2010 that the CEP filed an application for certification to represent approximately 1,585 call centre employees working in the Mississauga region of Ontario. Submissions have been filed with the Canada Industrial Relations Board relative to this application and a hearing will be scheduled later in 2011. Bell TV was also advised on January 20, 2011 that the CEP filed an application for certification to represent approximately 140 broadcast employees working in the Toronto region of Ontario.
     In addition, negotiations with respect to a first collective agreement between the CEP and Bell Canada covering approximately 85 clerical employees located in Western Canada scheduled to commence in the fall of 2010 have been delayed and are tentatively scheduled to start in the latter part of the first quarter of 2011.

The significant increase in Internet broadband demand and in the volume of wireless data-driven traffic could have an adverse effect on our business and financial results.

The demand for video and other bandwidth-intensive applications on the Internet as well as the volume of wireless data-driven traffic have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate especially due, in the case of wireless data-driven traffic, to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks. Consequently, we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion on our Internet and wireless networks beyond those expenditures already anticipated by our subscriber and traffic planning forecasts. We may not be able to recover these costs from customers due to competitors’ short-term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and results of operations.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

As previously discussed under Financial and Capital Management – Liquidity, we have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements and assumptions built into our business and financial plans. Our ability to meet our cash requirements and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, technological, economic, financial, regulatory and other risk factors described in this MD&A, many of which are not within our control. Also, the amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by the quality of, and our level of success in collecting accounts receivable through the use of our employees, systems and technology.
     In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets (including the sale of accounts receivable).
     Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. An increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us (including through equity offerings). Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.
     Our bank credit facilities, including credit facilities supporting our commercial paper programs, are with various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts as a result of the risk factors mentioned in this MD&A or as a result of the risks associated with changes in the bank market itself resulting from increased capitalization regulations, reduced lending activity or a reduction in the number of banks providing such services.
     If we cannot raise the capital we need to implement our business plan or meet our financial obligations upon acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

Legacy circuit-based infrastructures are difficult and expensive to operate and to maintain. We are in the process of migrating voice and data traffic from our legacy core circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that are based on circuit-based infrastructure and which have very low customer demand. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected and this may adversely affect our results of operations.

Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations or government tax audits could have an adverse effect on our business and results of operations.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and results of operations. Decisions of the CRTC can also, within a year of the decision, be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition, or upon petition in writing by third parties filed within 90 days of the CRTC’s decision. In addition, we become involved in various legal proceedings as a part of our business. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards, could have an adverse effect on our business and results of operations.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our results of operations.
     We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgement in interpreting tax rules and regulations. Our tax filings are subject to government audits which could result in material changes to the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.
     On June 30, 2010, amendments to the Québec Consumer Protection Act (QCPA) and the Regulation respecting the application of the QCPA came into force. These amendments introduce new provisions applicable to wireless, wireline, Internet and digital television service contracts relating to disclosure, amendments, renewal, termination and calculation of early cancellation fees. The amendments also introduce new rules applicable to disclosure on the sale of additional product warranties. These new QCPA provisions will result in additional costs of providing products and services in the Province of Québec, and may result in reduced revenues and additional churn.
     For a description of the principal regulatory initiatives and proceedings affecting us, see Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in the BCE 2010 AIF.

Satellites used by Bell TV are subject to significant operational risks and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell TV’s business and financial results.

In conjunction with the sale by BCE Inc. of its subsidiary Telesat on October 31, 2007, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV access to satellite capacity. Pursuant to these commercial arrangements, Bell TV currently uses three satellites. Telesat operates or directs the operation of these satellites.
     Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.
     Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and results of operations and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.
     In addition, there are certain risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals, and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and reduce the competitiveness of its television services, and may adversely affect our results of operations.

The theft of our satellite television services could have an adverse effect on Bell TV’s business and results of operations.

Bell TV faces a loss of revenue resulting from the theft of its services. In 2008, Bell TV introduced and completed a smart card exchange for its authorized digital receivers that is designed to block unauthorized reception of Bell TV’s signals. However, as with any technology-based security system, it is not possible to prevent with absolute certainty the compromise or circumvention of that security system. As is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services could have an adverse effect on Bell TV’s business and results of operations.

BCE Inc. is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including its direct ownership of the equity of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.
     BCE Inc.’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

We cannot guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE Inc. reviews from time to time the adequacy of BCE Inc.’s dividend policy. On February 10, 2009, the board of directors of BCE Inc. adopted a common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS. This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE Inc.’s Adjusted EPS. BCE Inc.’s dividend policy and the declaration of dividends are subject to the discretion of BCE Inc.’s board of directors and, consequently, there can be no guarantee that BCE Inc.’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE Inc.’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Health concerns about radio frequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

It has been suggested that some radio frequency emissions from cellular phones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. Increasing concern over the use of cellular phones and the possible related health risks is expected to put additional pressure on the wireless communications industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. In addition, actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meets all applicable safety requirements. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and results of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our business depends on the performance of and our ability to retain our employees.

Our business depends on the efforts, abilities and expertise of our employees and, more specifically, of our senior executives and other key employees. A key component of our retention strategy for our key personnel lies in our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business and development until qualified replacements are found. There can be no assurance that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.
     In addition, deterioration in employee morale resulting from continuing staff reductions and reorganizations, wage freezes and ongoing cost reductions could also adversely affect our business and financial results.

The expected timing and completion of the proposed acquisition of CTV is subject to closing conditions and other risks and uncertainties

The expected timing and completion of the proposed acquisition by BCE of the remaining 85% interest in CTV that it does not already own is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any remaining regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized.

RISK MANAGEMENT PRACTICES

BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business.
     We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and, where necessary, develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and the company as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in the company. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the results of its internal audits and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.
     The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.

OUR ACCOUNTING POLICIES

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements according to Canadian GAAP. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. Estimates related to revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, employee compensation plans, evaluation of minimum lease terms for operating leases, and business combinations require difficult judgements on complex matters that are often subject to multiple sources of authoritative guidance. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES

As required under Canadian GAAP, we make estimates when we account for and report assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities in our financial statements. We are also required to regularly evaluate the estimates that we make.
     We base our estimates on a number of factors, including historical experience, current events and actions that we may undertake in the future, and other assumptions that we believe are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from these estimates.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that are highly uncertain at the time the estimate was made and changes to these estimates could have a material impact on our financial statements.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the Audit Committee of our board of directors. The Audit Committee has reviewed these critical accounting estimates.
     Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

EMPLOYEE BENEFIT PLANS

We maintain defined benefit plans that provide pension and other post-employment benefits for most of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.
     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other post-employment benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the estimated average working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.

DISCOUNT RATE

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.
     We determine the appropriate discount rate at the end of every year. Our discount rate was 5.5% at December 31, 2010, a decrease from 6.4% at December 31, 2009. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net benefit plans cost for 2011 and the accrued benefit asset at December 31, 2011.

		IMPACT ON
		ACCRUED
	IMPACT ON NET	BENEFIT ASSET
	BENEFIT PLANS	AT DECEMBER 31,
	COST FOR 2011	2011
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Discount rate increased to 6.0%
Bell Wireline	(81)	81
Bell Wireless	(1)	1
Bell Aliant	(19)	19

Total	(101)	101

Discount rate decreased to 5.0%
Bell Wireline	82	(82)
Bell Wireless	2	(2)
Bell Aliant	22	(22)

Total	106	(106)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a higher pension deficit.

EXPECTED LONG-TERM RATE OF RETURN

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.0% in 2010, compared to 7.25% in 2009.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets on the net benefit plans cost for 2011 and the accrued benefit asset at December 31, 2011.

		IMPACT ON
		ACCRUED
	IMPACT ON NET	BENEFIT ASSET
	BENEFIT PLANS	AT DECEMBER 31,
	COST FOR 2011	2011
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Expected rate of return increased to 7.5%
Bell Wireline	(60)	60
Bell Wireless	(1)	1
Bell Aliant	(14)	14

Total	(75)	75

Expected rate of return decreased to 6.5%
Bell Wireline	60	(60)
Bell Wireless	1	(1)
Bell Aliant	14	(14)

Total	75	(75)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a higher pension deficit. This means that we may have to increase cash contributions to the pension fund.

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT

We review estimates of the useful lives of property, plant and equipment on a periodic basis and adjust them on a prospective basis, if necessary.
     A significant proportion of our total assets consist of property, plant and equipment. Changes in technology or in our intended use of these assets, as well as changes in business prospects or economic and industry factors may cause the estimated useful lives of these assets to change.
     We perform internal studies to assess the appropriateness of depreciable lives of property, plant and equipment. These studies use models, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution to calculate the remaining life of our assets. When these factors indicate that assets’ useful lives are different from the original assessment, we depreciate the remaining carrying values prospectively over the adjusted estimated useful lives.

GOODWILL IMPAIRMENT

We assess goodwill impairment of individual reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We test goodwill impairment in two steps:

  we compare the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

We make a number of significant estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     There were no impairment charges recorded in 2010, 2009 or 2008.

CONTINGENCIES

We become involved in various legal proceedings and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent a potential financial loss to our business.
     We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgement against us or requires us to pay a large settlement, it could have a material effect on our results of operations, cash flows and financial position in the period in which the judgement or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be deducted from cash from operating activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2010. We have not made any significant changes to our estimates in the past two years.

INCOME TAXES

The calculation of income tax expense requires significant judgement in interpreting tax rules and regulations, which are changing constantly. There are many transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could materially change the amount of current and future income tax assets and liabilities.
     Management believes that it has sufficient amounts accrued for outstanding income tax matters based on all of the information that currently is available.
     Future tax assets and liabilities require management judgement in determining the amounts to be recognized. In particular, significant judgement is required when assessing the timing of the reversal of the temporary differences to which future tax rates are applied. Further, the amount of future tax assets, which is limited to the amount that is more likely than not to be realized, is estimated with consideration given to the timing, sources and level of future taxable profit.

FUTURE CHANGES TO ACCOUNTING STANDARDS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The AcSB set January 1, 2011 as the date that IFRS replaced Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. We will prepare our financial statements in accordance with IFRS commencing January 1, 2011. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant.
     The following information is provided to allow investors and others to obtain a better understanding of the changeover to IFRS and the resulting effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. In addition, final decisions on accounting policies are not required to be made until the preparation of the 2011 annual financial statements is complete.
     When we adopt IFRS, effective January 1, 2011, we will apply the provisions of IFRS 1, First-Time Adoption of International Financial Reporting Standards, which generally requires that we apply IFRS on a retrospective basis as at January 1, 2010 for comparative purposes. IFRS 1 also provides certain mandatory exceptions and elective exemptions to retrospective application.
     The adoption of IFRS does not impact the overall performance and underlying trends of our operations. Further, our dividend growth model, dividend payout policy and financial policy targets remain unchanged under IFRS.

COMPLETION OF OUR IFRS CHANGEOVER PLAN

Our progress against our IFRS changeover plan, disclosed in the MD&A for the first three quarters in 2010 and the 2009 annual MD&A, is complete. Since our accounting records were kept using both Canadian GAAP and IFRS in 2010, our ongoing work is operational in nature and will include the following:

  Assessment of the impact on business processes and systems of proposed and newly issued standards

  Enhancing our internal IFRS training program

  Finalizing modifications to our internal controls over financial reporting and disclosure controls and procedures

  Working with the users of our financial statements to explain the changes in our accounting policies and financial results arising from the changeover.

FINANCIAL STATEMENTS UNDER IFRS

The following preliminary reconciliations present the differences between Canadian GAAP and IFRS for our opening balance sheet at January 1, 2010, our closing balance sheet at December 31, 2010 and for our statement of operations for the year ended December 31, 2010. Certain presentation changes required under IFRS will be made in our consolidated financial statements starting with the three month period ended March 31, 2011 and are not reflected in the following reconciliations. The notes below each statement explain the more significant changes in accounting policies that we have made and the differences between Canadian GAAP and IFRS.
     These statements are labelled preliminary because accounting policy and transition choices can continue to be made until December 31, 2011. We believe that it is unlikely that we will change any of our decisions but we cannot foresee all circumstances that might result in such a change.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

PRELIMINARY CONSOLIDATED OPENING BALANCE SHEET

			ADJUSTMENTS FOR IFRS

			EQUITY
			ACCOUNTING
JANUARY 1, 2010 (in $ millions)		CANADIAN	FOR JOINT
CANADIAN GAAP ACCOUNTS	NOTE	GAAP	VENTURES (4)	MANDATORY	ELECTIVE (5)	IFRS

ASSETS

Total current assets	1	3,284	(16)	1,183	–	4,451
Total capital assets	2, 3	25,785	(175)	(572)	(1,344)	23,694
Other long-term assets		3,207	191	193	(2,075)	1,516
Goodwill		5,774	–	–	–	5,774

Total assets		38,050	–	804	(3,419)	35,435

LIABILITIES

Total current liabilities	1	4,786	(11)	1,218	–	5,993
Long-term debt		10,299	–	–	–	10,299
Other long-term liabilities	6	4,942	2	237	(48)	5,133

Total liabilities		20,027	(9)	1,455	(48)	21,425

Non-controlling interest		1,049	–	(138)	(373)	538

Total shareholders’ equity		16,974	9	(513)	(2,998)	13,472

Total liabilities and shareholders’ equity		38,050	–	804	(3,419)	35,435

Notes:

1. Securitization of Accounts Receivable

Under Canadian GAAP, we accounted for a transfer of receivables as a sale when we gave up control of the accounts receivable in exchange for proceeds other than our retained beneficial ownership interest in those receivables. We recognized a loss on the derecognition of the receivables, calculated as the excess of the carrying value of the receivables over the fair value of the consideration received.
     Under IFRS, the criteria to derecognize financial assets are substantially different than under Canadian GAAP. Our accounts receivable securitization program does not qualify for derecognition under IFRS. Therefore, both the accounts receivable balance and related obligation are shown on the balance sheet as a current asset and current liability, respectively. Total current assets and total current liabilities both increase by $1,305 million.

2. Capital Assets – Depreciation and Classification

We depreciated most of our Wireline assets using the group depreciation method under Canadian GAAP. When we retired assets in the ordinary course of business, we charged their original cost to accumulated depreciation; no gain or loss was recorded on retirement of the asset.
     We discontinued the use of the group depreciation method under IFRS, and gains and losses on retirement of assets are included in earnings as incurred. In addition, the estimated useful life of assets are not determined using the group method.
     Under IFRS, we depreciate capital assets using the straight-line method over their estimated useful lives.
     On transition, we applied the straight-line method of depreciation retrospectively to assets previously depreciated using the group method. At January 1, 2010, this change decreased the carrying amount of certain property, plant and equipment by $619 million and $314 million was charged to the opening deficit at the date of transition, net of a decrease in future income tax liabilities of $167 million and non-controlling interest of $138 million related to Bell Aliant.
     We reclassified $126 million from property, plant and equipment to finite-life intangible assets and increased the value of these intangible assets by $47 million, to $173 million, on transition as service concession arrangements are intangible assets under IFRS and are valued at the present value of the right to use the asset as opposed to costs capitalized under Canadian GAAP.

3. Deemed Cost of Capital Assets

Under IFRS 1, we elected to use fair value as deemed cost for certain capital assets. On January 1, 2010, we decreased the carrying amount of capital assets by $1,344 million and charged $969 million to the opening deficit, net of a decrease in future income tax liabilities of $375 million.

4. Joint Venture Interests

We accounted for our interests in joint ventures using the proportionate consolidation method under Canadian GAAP. Under this method, we recorded our pro-rata share of the revenues and expenses, cash flows and balance sheet amounts of our joint ventures.

80   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

     IFRS currently permits the use of the proportionate consolidation or the equity method to account for joint venture interests but we expect that IFRS will be changed in the first half of 2011 to require the use of the equity method only. Consequently, we have deconsolidated our joint venture interests.

5. Employee Benefit Plans

We used the corridor method approach under Canadian GAAP to recognize actuarial gains and losses in earnings relating to our defined benefit pension and other post-employment benefit plans. We deducted 10% of the greater of the benefit obligation or the market-related value of plan assets from the unamortized net actuarial gains or losses on a market-related value basis. Any excess was amortized to earnings on a straight-line basis over the average remaining service period of active employees. Past service costs under Canadian GAAP also were amortized on a straight-line basis over the average remaining service period of active employees.
     Under IFRS, we recognize actuarial gains and losses on a current basis directly in equity with no impact to earnings. Vested past service costs are recognized immediately in earnings; unvested past service costs are amortized on a straight-line basis over the vesting period. IFRS also requires that plan assets be measured using market values, instead of the market-related values we used under Canadian GAAP.
     Under IFRS 1, we elected to charge all deferred actuarial gains and losses in our defined benefit pension plans under Canadian GAAP to the opening deficit as at January 1. 2010. As a result, Other long-term assets decreased by $2,316 million, Other long-term liabilities increased by $979 million and the opening deficit increased by $2,029 million, net of a decrease in future income tax liabilities of $893 million and non-controlling interest of $373 million related to Bell Aliant.

6. Income Taxes

Other long-term liabilities includes an increase of $314 million in our future income tax liabilities, which was charged to the opening deficit on January 1, 2010, due to the difference in the inclusion rate for temporary differences related to certain intangible assets.

PRELIMINARY CONSOLIDATED CLOSING BALANCE SHEET

			ADJUSTMENTS FOR IFRS

DECEMBER 31, 2010 (in $ millions)		CANADIAN	OPENING BS	2010 IFRS
CANADIAN GAAP ACCOUNTS	NOTE	GAAP	ADJUSTMENTS	ADJUSTMENTS	IFRS

ASSETS

Total current assets		3,531	1,167	(43)	4,655
Total capital assets		25,980	(2,091)	87	23,976
Other long-term assets		3,963	(1,691)	(816)	1,456
Goodwill		5,802	–	4	5,806

Total assets		39,276	(2,615)	(768)	35,893

LIABILITIES

Total current liabilities		5,916	1,207	(169)	6,954
Long-term debt		10,581	–	–	10,581
Other long-term liabilities		4,586	191	351	5,128

Total liabilities		21,083	1,398	182	22,663

Non-controlling interest		986	(511)	(129)	346

Total shareholders’ equity	1	17,207	(3,502)	(821)	12,884

Total liabilities and shareholders’ equity		39,276	(2,615)	(768)	35,893

Notes:

1. Employee Benefit Plans

We have elected to charge all actuarial gains and losses in our defined benefit pension plans during the year through other comprehensive income. Under IFRS, we recognize changes in the accrued benefit obligation each quarter if the actual return on plan assets or the discount rate changes.

During 2010, the discount rate declined from 6.4% to 5.5% and the actual return on assets was 11.4% compared to an expected return of 7.25%. As a result, as at December 31, 2010, retirement benefit obligations increased by $1,358 million and the deficit increased by $847 million, net of a decrease in future income tax of $390 million, and non-controlling interest of $121 million related to Bell Aliant.

BCE INC.   2010 ANNUAL REPORT   |   81

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRELIMINARY CONSOLIDATED STATEMENT OF OPERATIONS

			ADJUSTMENTS FOR IFRS
FOR THE YEAR ENDED DECEMBER 31, 2010 (in $ millions, except share amounts)		CANADIAN
CANADIAN GAAP ACCOUNTS	NOTE	GAAP	MANDATORY	ELECTIVE	OTHER (5)	IFRS

Operating revenues		18,069	15	–	(15)	18,069

Cost of revenue, exclusive of depreciation and amortization		(4,949)	(23)	–	(249)	(5,221)
Selling, general and administrative expense	1	(5,932)	(106)	94	281	(5,663)

EBITDA		7,188	(114)	94	17	7,185

Depreciation	2	(2,542)	(91)	238	7	(2,388)
Amortization of intangible assets		(750)	(9)	8	14	(737)
Restructuring and other		(224)	(38)	–	–	(262)

Operating income		3,672	(252)	340	38	3,798
Other income (expense)	3	124	3	898	(2)	1,023
Interest expense	4	(670)	(16)	(992)	–	(1,678)

Pre-tax earnings from continuing operations		3,126	(265)	246	36	3,143
Income taxes		(550)	1	(74)	(9)	(632)
Non-controlling interest		(299)	9	–	–	(290)

Net earnings		2,277	(255)	172	27	2,221
Dividends on preferred shares		(112)	–	–	–	(112)

Net earnings applicable to common shares		2,165	(255)	172	27	2,109

Included in net earnings
Restructuring and other		127	16	–	–	143
Net (gains) losses on investments		(133)	–	–	–	(133)

Adjusted net earnings		2,159	(239)	172	27	2,119

Net earnings per common share
Statutory EPS		2.85	(0.34)	0.23	0.04	2.78
Restructuring and other		0.17	0.02	–	–	0.19
Net (gains) losses on investments		(0.18)	–	–	–	(0.18)

Adjusted EPS		2.84	(0.32)	0.23	0.04	2.79

Notes:

1. Employee Benefit Plans

Selling, general and administrative expense includes an increase in total pension expense on the change to the market-value basis of measurement of plan assets, offset by the decrease in amortization of actuarial losses which were charged to the opening deficit on transition to IFRS. Additionally, the reversal of the valuation allowance amounting to $51 million recorded in 2010 for Canadian GAAP purposes has been removed as changes in the valuation allowance are recorded in other comprehensive income under IFRS. These increases in pension expense are more than offset by the reclassification of net pension finance costs to interest expense, the expected return on pension assets to other income (expense) and the inclusion of pension expense in our capitalized labour rates.

2. Amortization of Capital Assets

The decrease in depreciation and amortization expense under IFRS is a result of the fair value write-down of certain assets, partly offset by the change to the straight-line method of depreciation.

3. Other Income (Expense)

Other income (expense) increased mainly due to the reclassification of the expected return on pension plan assets from selling, general and administrative expenses and the loss on the accounts receivable securitization program to interest expense. These increases were partly offset by an increase in expense due to the recognition in earnings of losses on disposition or retirement of assets. Gains and losses on retirements of capital assets were recorded in accumulated depreciation under the group method.

4. Interest Expense

Interest expense increased by $1,008 million due to the reclassification of the interest on the pension obligation from selling, general and administration expenses and the loss on the accounts receivable securitization program from other income (expense).

5. Joint Venture Interests and Other

Other includes the change from the proportionate consolidation to the equity method of accounting for joint ventures, certain reclassifications and other adjustments.

82   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

OTHER ACCOUNTING POLICY CHANGES

Borrowing Costs

We capitalized borrowing costs under Canadian GAAP to capital assets that were built or developed when the expenditure was significant.
     Under IFRS, we capitalize borrowing costs to capital assets that take in excess of one year to build or develop. Amounts capitalized will be amortized using the straight-line method over the estimated useful life of the corresponding asset.

Provisions, Including Asset Retirement Obligations

Under Canadian GAAP, we recorded provisions when a present obligation existed as a result of past transactions or events, there was a likely outflow of resources required to settle the obligation and the amount of the obligation could be reliably estimated. Asset retirement obligations were recorded when a legal or contractual obligation existed.
     Provisions are recorded under IFRS when an outflow of resources is more likely than not, instead of the higher “likely” threshold under Canadian GAAP. Other specific differences exist with respect to the methods used to estimate the amount of provisions. Asset retirement obligations are recorded when a legal, contractual or constructive obligation exists.

Business Combinations and Consolidation

We consolidated 100% of the assets and liabilities of our subsidiaries under Canadian GAAP; any non-controlling interest in subsidiaries was recorded in our balance sheet based on carrying values. When we acquired control of an entity in steps, each step was recorded based on the fair value of consideration paid; any previously held investment in that entity continued to be reflected in our consolidated financial statements based on our carrying value for that investment. Subsequent decreases in our ownership may result in gains and losses recorded through income; increases in ownership are accounted for as an acquisition in steps. We also included certain transaction and restructuring costs relating to acquisitions in the cost of the purchase or the purchase price allocation.
     Under IFRS, non-controlling interest in a subsidiary is recorded based on fair values at the date of acquisition; when we acquire control of an entity, any previously held interest is remeasured to fair value resulting in a gain or loss recorded in current period earnings. Subsequent increases or decreases in ownership interest are accounted for as equity transactions. Transaction costs and most restructuring costs relating to acquisitions are expensed as incurred.

Available-for-Sale Financial Assets

Under Canadian GAAP, we initially recorded our portfolio investments in privately-held securities at their fair value at the date of acquisition; subsequent changes in the fair value of these investments were recorded when realized or when we determined that a decline in fair value is other than temporary.
     Under IFRS, changes in the fair value of portfolio investments in privately-held securities are recorded if the range of fair value estimates is not significant or the probabilities of the estimates within the range can be reasonably assessed and used in estimating fair value. Changes in fair value are recorded in other comprehensive income.

Impairment of Assets

Under Canadian GAAP, we determined whether to record an impairment of assets, other than goodwill and indefinite-life intangible assets, using a two-step approach. The first step identified whether an impairment of assets existed by comparing the carrying value of assets to their associated undiscounted future cash flows. If the undiscounted future cash flows were insufficient to demonstrate recoverability of the carrying value of assets, we proceeded with the second step, which involved measuring the amount of impairment to record as the difference between the carrying value and the fair value of assets. Impairments of assets recognized under Canadian GAAP were not reversed in a subsequent period if circumstances changed.
     Under IFRS, identification and measurement of impairment of assets is performed in a single test by comparing the carrying value of assets to the greater of their fair value less costs to sell and value-in-use (generally discounted future cash flows). Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.

Future Income Tax Amounts

Under Canadian GAAP, future income tax assets and liabilities were presented as current and long-term, depending on the timing of reversal.
     Under IFRS, future income tax assets and liabilities are long-term amounts.

BCE INC.   2010 ANNUAL REPORT   |   83

MANAGEMENT’S DISCUSSION AND ANALYSIS

EFFECTIVENESS OF INTERNAL CONTROLS

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE Inc.’s President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
     As at December 31, 2010, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
     Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.
     Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2010, based on the framework and criteria established in the Internal Control – Integrated Framework issued by COSO. Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2010. There were no material weaknesses that have been identified by management as at December 31, 2010.
     There have been no changes during the year ended December 31, 2010 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

84   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments.

BCE	2010	2009	2008

Operating income	3,672	3,191	2,869
Depreciation and amortization of intangible assets	3,292	3,371	3,264
Restructuring and other	224	527	871

EBITDA	7,188	7,089	7,004

BELL	2010	2009	2008

Operating income	2,972	2,432	2,143
Depreciation and amortization of intangible assets	2,726	2,804	2,685
Restructuring and other	159	483	810

EBITDA	5,857	5,719	5,638

BELL WIRELINE	2010	2009	2008

Operating income	1,812	1,148	902
Depreciation and amortization of intangible assets	2,169	2,284	2,193
Restructuring and other	155	475	773

EBITDA	4,136	3,907	3,868

BELL WIRELESS	2010	2009	2008

Operating income	1,160	1,284	1,241
Depreciation and amortization of intangible assets	557	520	492
Restructuring and other	4	8	37

EBITDA	1,721	1,812	1,770

BCE INC.   2010 ANNUAL REPORT   |   85

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE, Bell and for our Bell Wireline and Bell Wireless segments for the fourth quarter of 2010 and 2009.

BCE	Q4 2010	Q4 2009

Operating income	836	751
Depreciation and amortization of intangible assets	856	904
Restructuring and other	52	82

EBITDA	1,744	1,737

BELL	Q4 2010	Q4 2009

Operating income	691	572
Depreciation and amortization of intangible assets	715	758
Restructuring and other	5	65

EBITDA	1,411	1,395

BELL WIRELINE	Q4 2010	Q4 2009

Operating income	454	280
Depreciation and amortization of intangible assets	566	622
Restructuring and other	6	58

EBITDA	1,026	960

BELL WIRELESS	Q4 2010	Q4 2009

Operating income	237	292
Depreciation and amortization of intangible assets	149	136
Restructuring and other	(1)	7

EBITDA	385	435

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE, Bell and our Bell Wireline and Bell Wireless segments.

BCE	2010	2009	2008

Operating income	3,672	3,191	2,869
Restructuring and other	224	527	871

Operating income before restructuring and other	3,896	3,718	3,740

BELL	2010	2009	2008

Operating income	2,972	2,432	2,143
Restructuring and other	159	483	810

Operating income before restructuring and other	3,131	2,915	2,953

BELL WIRELINE	2010	2009	2008

Operating income	1,812	1,148	902
Restructuring and other	155	475	773

Operating income before restructuring and other	1,967	1,623	1,675

BELL WIRELESS	2010	2009	2008

Operating income	1,160	1,284	1,241
Restructuring and other	4	8	37

Operating income before restructuring and other	1,164	1,292	1,278

86   |   BCE INC.   2010 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

ADJUSTED NET EARNINGS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to Canadian GAAP. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings before restructuring and other and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax and non-controlling interest restructuring and other, and net (gains) losses on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measures are net earnings applicable to common shares and earnings per share. The following table is a reconciliation of net earnings applicable to common shares and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

	2010		2009		2008

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	2,165	2.85	1,631	2.11	819	1.02
Restructuring and other	127	0.17	339	0.44	572	0.71
Net (gains) losses on investments	(133)	(0.18)	(41)	(0.05)	420	0.52

Adjusted net earnings	2,159	2.84	1,929	2.50	1,811	2.25

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2010	2009	2008

Cash flows from operating activities	4,724	4,884	5,909
Bell Aliant distributions to BCE	291	291	290
Capital expenditures	(2,959)	(2,854)	(2,986)
Other investing activities	(98)	(89)	(726)
Dividends paid on preferred shares	(108)	(107)	(129)
Distributions paid by subsidiaries to non-controlling interest	(370)	(369)	(366)
Bell Aliant free cash flow	(106)	(300)	(303)

Free cash flow	1,374	1,456	1,689

BCE INC.   2010 ANNUAL REPORT   |   87

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the financial statements.
     Management has prepared the financial statements according to Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 132 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
 President and Chief Executive Officer

(signed) Siim A. Vanaselja
 Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
 Senior Vice-President and Controller

March 10, 2011

90   |   BCE INC.   2010 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the board of directors and shareholders of BCE Inc.

We have audited the accompanying consolidated financial statements of BCE Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, deficit, comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
     We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

OTHER MATTER

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte & Touche LLP(1)
 Independent Registered Chartered Accountants

Montréal, Canada
March 10, 2011
 (1) Chartered accountant auditor permit no. 9335

BCE INC.   2010 ANNUAL REPORT   |   91

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTE	2010	2009	2008

Operating revenues		18,069	17,735	17,661

Cost of revenue, exclusive of depreciation and amortization		(4,949)	(4,525)	(4,389)
Selling, general and administrative expenses		(5,932)	(6,121)	(6,268)
Depreciation	11	(2,542)	(2,595)	(2,537)
Amortization of intangible assets	11	(750)	(776)	(727)
Restructuring and other	3	(224)	(527)	(871)

Total operating expenses		(14,397)	(14,544)	(14,792)

Operating income		3,672	3,191	2,869
Other income (expense)	4	124	(18)	(253)
Interest expense	5	(670)	(723)	(791)

Pre-tax earnings from continuing operations		3,126	2,450	1,825
Income taxes	6	(550)	(368)	(469)
Non-controlling interest		(299)	(333)	(323)

Earnings from continuing operations		2,277	1,749	1,033
Discontinued operations	7	–	(11)	(90)

Net earnings		2,277	1,738	943
Dividends on preferred shares		(112)	(107)	(124)

Net earnings applicable to common shares		2,165	1,631	819

Net earnings per common share – basic	8
Continuing operations		2.85	2.12	1.13
Discontinued operations		–	(0.01)	(0.11)

Net earnings		2.85	2.11	1.02
Net earnings per common share – diluted	8
Continuing operations		2.85	2.12	1.12
Discontinued operations		–	(0.01)	(0.11)

Net earnings		2.85	2.11	1.01
Dividends per common share		1.78	1.58	0.73
Average number of common shares outstanding – basic (millions)		759.0	772.9	805.8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2010	2009	2008

Net earnings		2,277	1,738	943
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized gains (losses) on available-for-sale financial assets	22
Unrealized gains (losses)		4	106	(159)
(Gains) losses realized in earnings		(125)	(24)	126
Net change in unrealized (losses) gains on derivatives designated as cash flow hedges	22
Unrealized (losses) gains		(36)	(19)	15
Losses (gains) realized in earnings		34	(10)	(13)
Net change in unrealized gains on currency translation adjustment	22	1	–	2

Other comprehensive (loss) income		(122)	53	(29)

Comprehensive income		2,155	1,791	914

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2010	2009	2008

Balance at beginning of year		(1,299)	(1,468)	(1,679)
Net earnings		2,277	1,738	943
Dividends declared on preferred shares		(112)	(107)	(124)
Dividends declared on common shares	19	(1,352)	(1,218)	(588)
Excess of purchase price over stated capital of cancelled common shares and related contributed surplus	20	(208)	(244)	(20)

Balance at end of year		(694)	(1,299)	(1,468)

92   |   BCE INC.   2010 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31 (in $ millions)	NOTE	2010	2009

ASSETS

Current assets
Cash and cash equivalents		774	687
Accounts receivable	9	1,785	1,605
Future income taxes	6	99	110
Inventory	10	437	448
Prepaid expenses		231	296
Other current assets		205	138

Total current assets		3,531	3,284

Capital assets
Property, plant and equipment		19,699	19,441
Finite-life intangible assets		2,375	2,541
Indefinite-life intangible assets		3,906	3,803

Total capital assets	11	25,980	25,785

Other long-term assets	12	3,963	3,207
Goodwill	13	5,802	5,774

Total assets		39,276	38,050

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	14	4,088	3,719
Interest payable		112	113
Dividends payable		387	354
Debt due within one year	15	1,329	600

Total current liabilities		5,916	4,786

Long-term debt	16	10,581	10,299
Other long-term liabilities	17	4,586	4,942

Total liabilities		21,083	20,027

Non-controlling interest	18	986	1,049

Commitments and contingencies	24

SHAREHOLDERS’ EQUITY

Preferred shares	20	2,770	2,770

Common shareholders’ equity
Common shares	20	12,691	12,921
Contributed surplus	20	2,470	2,490
Accumulated other comprehensive (loss) income	22	(30)	92
Deficit		(694)	(1,299)

Total common shareholders’ equity		14,437	14,204

Total shareholders’ equity		17,207	16,974

Total liabilities and shareholders’ equity		39,276	38,050

On behalf of the board of directors:

(signed) Thomas C. O’Neill
Director

(signed) Paul R. Weiss
 Director

BCE INC.   2010 ANNUAL REPORT   |   93

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2010	2009	2008

Cash flows from operating activities
Net earnings		2,277	1,738	943
Less: Losses from discontinued operations, net of income tax and non-controlling interest		–	(11)	(90)

Earnings from continuing operations		2,277	1,749	1,033
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	2, 11	3,292	3,371	3,264
Net benefit plans cost	23	226	355	250
Restructuring and other	2, 3	224	527	871
(Gains) losses on investments	4	(136)	(49)	308
Future income taxes	6	238	32	129
Non-controlling interest	2	299	333	323
Contributions to employee pension plans	23	(1,315)	(1,068)	(232)
Other payments under employee future benefit plans	23	(98)	(96)	(96)
Payments of restructuring and other		(238)	(310)	(305)
Operating assets and liabilities	26	(45)	40	364

Cash flows from operating activities		4,724	4,884	5,909

Cash flows used in investing activities
Capital expenditures	2	(2,959)	(2,854)	(2,986)
Business acquisitions		(62)	(338)	(56)
Business dispositions		8	11	(10)
Going-private costs		–	(7)	(163)
Increase in investments		(4)	(53)	(8)
Decrease in investments		139	113	1
Other investing activities		(98)	(89)	(726)

Cash flows used in investing activities		(2,976)	(3,217)	(3,948)

Cash flows used in financing activities
Increase (decrease) in notes payable and bank advances		253	(194)	1
Issue of long-term debt		1,366	1,348	50
Repayment of long-term debt		(956)	(2,539)	(502)
Issue of common shares	20	39	2	50
Repurchase of common shares	20	(500)	(894)	(92)
Cash dividends paid on common shares	19	(1,318)	(1,201)	(587)
Cash dividends paid on preferred shares		(108)	(107)	(129)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(370)	(369)	(366)
Other financing activities		(68)	(90)	16

Cash flows used in financing activities		(1,662)	(4,044)	(1,559)

Cash flows from (used in) continuing operations		86	(2,377)	402
Cash flows from discontinued operations		–	2	3

Net increase (decrease) in cash and cash equivalents		86	(2,375)	405
Cash and cash equivalents at beginning of year		688	3,063	2,658

Cash and cash equivalents at end of year		774	688	3,063

Consists of:
Cash and cash equivalents of continuing operations		774	687	3,052
Cash and cash equivalents of discontinued operations	7	–	1	11

Total		774	688	3,063

Income taxes paid (net of refunds)		129	168	112
Interest paid		704	789	787

94   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

This section of our annual report contains the audited consolidated financial statements of BCE Inc. and detailed notes with explanations and additional information.
     The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. The notes also include details about our results that do not appear in the financial statements.
     We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures; Bell means our Bell Wireline and Bell Wireless segments on an aggregate basis; and Bell Aliant means Bell Aliant Regional Communications Income Fund and its subsidiaries.
     All amounts are in millions of Canadian dollars, except where noted.

NOTE 1
SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).

BASIS OF CONSOLIDATION

We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.
     At December 31, 2010, BCE owned approximately 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE has the right to elect a majority of the board of directors of Bell Aliant and, therefore, controls and consolidates Bell Aliant.

COMPARATIVE FIGURES

We have reclassified some of the amounts for previous years in the consolidated financial statements to make them consistent with the presentation for the current period.

USING ESTIMATES

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses

  reported amounts of assets and liabilities

  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ, the impact of which would be recorded in future periods. In particular, we use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, legal and tax contingencies, employee compensation plans, employee benefit plans, retained interest in securitized receivables and income taxes. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.

RECOGNIZING REVENUE

We recognize revenues when they are earned, specifically when all the following conditions are met:

  services are provided or products are delivered to customers there is clear evidence that an arrangement exists

  amounts are fixed or can be determined

  our ability to collect is reasonably assured.

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service

  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met rebates and allowances to customers as a reduction of revenue.

Revenues exclude sales taxes and other taxes we collect from our customers.

BCE INC.   2010 ANNUAL REPORT   |   95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MULTIPLE-ELEMENT ARRANGEMENTS

We enter into arrangements that may include the sale of a number of products and services, notably in our wireless and video product lines and in our business portfolio. In all such cases, we separately account for each product or service according to the methods previously described when the following three conditions are met:

  the product or service has value to our customer on a stand-alone basis there is objective and reliable evidence of the fair value of any undelivered product or service if the sale includes a general right of return relating to a delivered product or service, the delivery or performance of any undelivered product or service is probable and substantially in our control.

If there is objective and reliable evidence of fair value for all products and services in a sale, the total price to the customer is allocated to each product and service based on its relative fair value. Otherwise, we first allocate a portion of the total price to any undelivered products and services based on their fair value and the remainder to the products and services that have been delivered.
     If the conditions to account separately for each product or service are not met, we recognize revenue pro rata over the term of the arrangement.

SUBCONTRACTED SERVICES

We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to our customers. Otherwise, we recognize as revenue the net amount that we retain.

SALES RETURNS

We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.

DEFERRED REVENUES

We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues also include amounts billed under multiple-element sales contracts where the conditions to account separately for each product or service sold have not been met. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents is comprised mainly of highly liquid investments with original maturities of three months or less from the date of purchase.

SECURITIZATION OF ACCOUNTS RECEIVABLE

We consider a transfer of accounts receivable to be a sale when we give up control of the accounts receivable in exchange for proceeds other than our retained beneficial interest in the accounts receivable.
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, the weighted average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on the securitization, which we record in Other income (expense) in the statement of operations. The loss is calculated by reference to the carrying amount of the transferred accounts receivable and is allocated between accounts receivable sold and our retained interest, according to their relative fair values on the day the transfer is made.
     We recognize a servicing liability on the day accounts receivable are transferred when we continue to service the accounts receivable after the transfer. We amortize this liability to earnings over the expected life of the transferred accounts receivable.

INVENTORY

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment for resale and the weighted-average cost formula for all other inventory items. We maintain inventory valuation provisions for inventory that is slow-moving or obsolete, calculated using an inventory aging analysis.

CAPITAL ASSETS

We carry capital assets at cost less accumulated depreciation and amortization. Most of our telecommunications assets are amortized using the group depreciation method. In general, we amortize capital assets other than indefinite-life intangible assets on a straight-line basis over their estimated useful lives. We review the estimates of the useful lives of the assets on a periodic basis and adjust them on a prospective basis, if needed. When we retire most wireline assets in the ordinary course of business, we charge their original cost to accumulated depreciation.

ESTIMATED USEFUL LIFE

Network infrastructure and equipment	2 to 50 years
Buildings	10 to 50 years
Finite-life intangible assets
Software	2 to 7 years
Customer relationships	5 to 30 years

We capitalize construction costs related to assets we build or develop, including labour and overhead, and interest when the project cost is significant.

96   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     We capitalize certain costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Selling, general and administrative expenses in the statement of operations.
     We initially measure and record asset retirement obligations at fair value using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We increase the recorded asset retirement obligation and record a corresponding amount in earnings to reflect the passage of time.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the assets’ fair value, based on discounted cash flows expected from their use and disposition, from their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.
     We account for leases that transfer substantially all of the benefits and risks of ownership of an asset to us as capital leases. We record an asset when we enter into a capital lease together with a related long-term obligation. Rental payments under operating leases are expensed as incurred.

INDEFINITE-LIFE INTANGIBLE ASSETS

Our indefinite-life intangible assets consist mainly of the Bell brand and wireless spectrum licences. We assess these assets for impairment every year and when events or changes in circumstances indicate that an asset might be impaired.
     We assess impairment by comparing the assets’ fair value, based on estimates of discounted future cash flows or other valuation methods, to their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.

COSTS OF ISSUING DEBT AND EQUITY

Long-term debt includes the cost of issuance and is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship. The cost of issuing equity is reflected in the statement of deficit.

GOODWILL

We assess goodwill for impairment for each of our reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We test goodwill impairment in two steps:

  we compare the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

FINANCIAL INSTRUMENTS

HELD FOR TRADING

Financial assets and liabilities that are classified as held for trading are measured at fair value, with changes in fair value recognized in Other income (expense) in the statement of operations. Cash and cash equivalents are classified as held for trading.

AVAILABLE-FOR-SALE (AFS) FINANCIAL ASSETS

Our portfolio investments in securities are designated as AFS based on management’s investment intentions. They are classified as Other long-term assets in our balance sheet. These securities initially are recorded at their acquisition cost on the trade date, plus related transaction costs. Investments in publicly-traded securities are adjusted to fair value at each balance sheet date. The corresponding unrealized gains and losses are recorded in our statement of comprehensive income and are reclassified to Other income (expense) in the statement of operations when realized or when management assesses a decline in fair value to be other than temporary. Investments in our privately-held securities are recorded at cost as their fair value cannot be measured reliably. Gains and losses are recorded in our statement of operations when realized or when management assesses a decline in fair value, calculated using valuation techniques, compared to cost to be other than temporary. Other earnings from investments are also recorded in Other income (expense) in the statement of operations.

LOANS AND RECEIVABLES

Loans and receivables, which include accounts receivable, notes receivable and other receivables, are measured at amortized cost using the effective interest rate method, net of any impairment losses recognized.

OTHER FINANCIAL LIABILITIES

Other financial liabilities are recorded at amortized cost using the effective interest method and include accounts payable and accrued liabilities, interest payable and debt.

BCE INC.   2010 ANNUAL REPORT   |   97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

We do not use derivative financial instruments for speculative purposes. We use derivative financial instruments to manage:

  interest rate risk

  foreign currency risk

  changes in the price of BCE Inc. common shares on the value of our stock-based compensation plans.

We document all relationships between derivatives and the items they hedge and our risk management objectives and strategy for using hedges. This process includes linking every derivative to:

  a specific asset or liability, or

  a specific firm commitment, or

  an anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting. Any premiums paid in excess of the fair value of the derivative at the transaction date, for derivatives used in hedging relationships, are deferred and expensed to earnings over the term of the contract. Any forward premiums or discounts on foreign currency forward contracts that are used to hedge long-term debt denominated in foreign currencies are amortized to interest expense over the term of the forward contract.

FAIR VALUE HEDGES

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps usually involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of semi-annual interest payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties for the portion of the fair value of the swaps due within one year in Other current assets or Accounts payable and accrued liabilities, and for the portion of the fair value of the swaps that have a maturity of more than one year in Other long-term assets or Other long-term liabilities. Changes in the fair value of these derivatives and the related long-term debt, including any ineffective portion of the hedging relationship, are recognized in Other income (expense) in the statement of operations.

CASH FLOW HEDGES

Our cash flow hedges are used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. We use cross-currency swaps to hedge firm commitments to pay interest and/or principal amounts in a foreign currency. We use foreign currency forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our statement of comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same periods as the corresponding hedged items are recognized in income and in the same line items as the corresponding hedged items. Cash flow hedges that mature within one year are included in Other current assets or Accounts payable and accrued liabilities, whereas hedges that have a maturity of more than one year are included in Other long-term assets or Other long-term liabilities.

ECONOMIC HEDGES

Derivatives that are economic hedges but do not qualify for hedge accounting are recognized at fair value. We record changes in the fair value of these derivatives in the statement of operations as they occur. Unrealized gains and losses are included in Other current assets or Accounts payable and accrued liabilities.

EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT (DB) PENSION AND OTHER POST-EMPLOYMENT BENEFIT PLANS

We maintain DB plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and highest average rate of pay during five consecutive years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service. We also may make voluntary contributions up to the maximum allowed in the applicable pension legislation.
     We also provide other post-employment benefits to some of our employees, including:

  healthcare and life insurance benefits during retirement. The provision of such benefits is being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these other post-employment benefit plans.

  other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other post-employment benefit costs are determined using:

  the projected benefit method, prorated based on years of service, which takes into account future pay levels

98   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected healthcare costs.

We value pension plan assets at fair value using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period during which we expect to realize economic benefits from the amendments.
     Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
     We use the corridor approach to recognize actuarial gains and losses in earnings. We deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses on a market-related value basis. Any excess is amortized over the average remaining service period of active employees. At the end of 2010, this period ranged from 8 to 13 years, with a weighted average period of 10 years.
     December 31 is the measurement date for our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other post-employment benefits. An actuarial valuation was last performed on most of our pension plans on December 31, 2009.
     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.

DEFINED CONTRIBUTION (DC) PLANS

We also maintain DC plans that provide certain employees with pension benefits. Under these plans, we are responsible for contributing an amount to an employee’s retirement savings, based on a predetermined percentage of that employee’s salary and certain incentive compensation.
     We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions.
     Generally, new employees participate only in the DC pension arrangements.

INCOME TAXES

The income tax expense for the period comprises current and future tax expense.
     We use the liability method to account for future income taxes. Future income taxes reflect:

  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

We calculate future income taxes using the rates enacted by tax law and those substantively enacted at the end of the reporting period that are expected to apply when the future tax asset or liability is recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

INVESTMENT TAX CREDITS (ITCs)

We recognize ITCs when there is reasonable assurance that they will be realized, and they are presented as part of Accounts receivable and Other long-term assets on the balance sheet. We use the cost reduction method to account for ITCs, under which the credits are applied against the qualifying expense or asset to which the ITC relates.

COSTS OF ACQUISITION

We expense all subscriber acquisition costs when the related services are activated.

STOCK-BASED COMPENSATION PLANS

BCE Inc.’s stock-based compensation plans include stock option plans, restricted share units (RSUs), deferred share units (DSUs) and the employee savings plan (ESP).
     Any liabilities relating to stock-based compensation plans are recorded as part of Accounts payable and accrued liabilities or Other long-term liabilities.

STOCK OPTIONS

We use the fair value-based method to account for employee stock options granted on or after January 1, 2002 and the Black-Scholes option pricing model to measure compensation expense relating to options.
     We credit contributed surplus for the stock option expense recorded over the vesting period, based on management’s estimate of the number of options that are expected to vest. Upon the exercise of stock options, we credit share capital for the amount paid by the employees as well as the amounts previously credited to contributed surplus.

BCE INC.   2010 ANNUAL REPORT   |   99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs

For each RSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the date of grant, prorated over the vesting period and based on management’s estimate of the number of RSUs that are expected to vest.
     Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares and any change in management’s estimate of the number of RSUs that are expected to vest. The cumulative effect of any change in value is recognized in the period of the change. Vested RSUs are settled in cash or DSUs or through a combination of both, except for executives who can settle in any of BCE Inc. common shares purchased on the open market, cash, DSUs or a combination of these.

DSUs

For each DSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the date of grant. Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares. DSUs are settled in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.

ESPs

We recognize our contributions under ESPs as compensation expense. Beginning in July 2010, employer ESP contributions accrue over a two-year vesting period. We credit contributed surplus for the ESP expense recorded over the vesting period, based on management’s estimate of the accrued contributions that are expected to vest. We adjust retained earnings for any difference between the cost of shares purchased at the time of settlement of ESPs and the amount previously credited to contributed surplus.

FUTURE CHANGES TO ACCOUNTING POLICIES AND STANDARDS

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Canadian Accounting Standards Board (AcSB) set January 1, 2011 as the date that IFRS replaced Canadian GAAP for publicly accountable enterprises, which includes Canadian reporting issuers. We will prepare our financial statements in accordance with IFRS for fiscal years commencing January 1, 2011.

100   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2
SEGMENTED INFORMATION

The accounting policies used in our segment reporting are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating earnings before interest, income taxes, and depreciation and amortization (EBITDA). For financial reporting purposes, we allocate depreciation and amortization, and restructuring and other to the segments to calculate operating income by segment.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.
     Our results of operations are reported in three segments: Bell Wireline, Bell Wireless and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Substantially all of our interest expense, other income (expense), income tax and non-controlling interest are managed on a total company basis and, accordingly, are not reflected in segment results. The inter-segment eliminations eliminate any intercompany transactions included in each segment’s results.
     The Bell Wireline segment provides local telephone, long distance, Internet, data, video and other services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.
     The Bell Wireless segment provides wireless voice and data communication products and services to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, Internet, data, video, wireless and other services and products to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTED INFORMATION

			INTER-			INTER-
			SEGMENT			SEGMENT
	BELL	BELL	ELIMINA-		BELL	ELIMINA-	CONSOLI-
	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	DATED

For the year ended December 31, 2010
Operating revenues
External customers	10,375	4,888	–	15,263	2,806	–	18,069
Inter-segment	320	46	(204)	162	265	(427)	–

Total operating revenues	10,695	4,934	(204)	15,425	3,071	(427)	18,069

Operating expenses	(6,559)	(3,213)	204	(9,568)	(1,740)	427	(10,881)
Depreciation and amortization	(2,169)	(557)	–	(2,726)	(566)	–	(3,292)
Restructuring and other	(155)	(4)	–	(159)	(65)	–	(224)

Operating income	1,812	1,160	–	2,972	700	–	3,672

Other income							124
Interest expense							(670)
Income taxes							(550)
Non-controlling interest							(299)

Earnings from continuing operations							2,277

Segment assets	25,294	8,107	–	33,401	6,404	(529)	39,276
Capital expenditures	1,978	485	–	2,463	496	–	2,959
Additions to advanced wireless services (AWS) spectrum licences	–	47	–	47	–	–	47

For the year ended December 31, 2009
Operating revenues
External customers	10,343	4,507	–	14,850	2,885	–	17,735
Inter-segment	323	51	(204)	170	289	(459)	–

Total operating revenues	10,666	4,558	(204)	15,020	3,174	(459)	17,735

Operating expenses	(6,759)	(2,746)	204	(9,301)	(1,804)	459	(10,646)
Depreciation and amortization	(2,284)	(520)	–	(2,804)	(567)	–	(3,371)
Restructuring and other	(475)	(8)	–	(483)	(44)	–	(527)

Operating income	1,148	1,284	–	2,432	759	–	3,191

Other expense							(18)
Interest expense							(723)
Income taxes							(368)
Non-controlling interest							(333)

Earnings from continuing operations							1,749

Segment assets	24,236	7,868	–	32,104	6,198	(252)	38,050
Capital expenditures	1,717	673	–	2,390	464	–	2,854
Additions to AWS spectrum licences	–	40	–	40	–	–	40

102   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEGMENTED INFORMATION

			INTER-			INTER-
			SEGMENT			SEGMENT
	BELL	BELL	ELIMINA-		BELL	ELIMINA-	CONSOLI-
	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TIONS	DATED

For the year ended December 31, 2008
Operating revenues
External customers	10,272	4,434	–	14,706	2,955	–	17,661
Inter-segment	368	45	(248)	165	342	(507)	–

Total operating revenues	10,640	4,479	(248)	14,871	3,297	(507)	17,661

Operating expenses	(6,772)	(2,709)	248	(9,233)	(1,931)	507	(10,657)
Depreciation and amortization	(2,193)	(492)	–	(2,685)	(579)	–	(3,264)
Restructuring and other	(773)	(37)	–	(810)	(61)	–	(871)

Operating income	902	1,241	–	2,143	726	–	2,869

Other expense							(253)
Interest expense							(791)
Income taxes							(469)
Non-controlling interest							(323)

Earnings from continuing operations							1,033

Capital expenditures	1,966	493	–	2,459	527	–	2,986
Additions to AWS spectrum licences	–	741	–	741	–	–	741

REVENUES BY PRODUCT

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Revenues
Local and access	3,012	3,159	3,360
Long distance	932	1,078	1,165
Data	3,691	3,696	3,723
Wireless	4,481	4,102	4,059
Video	1,749	1,593	1,450
Equipment and other	1,398	1,222	949

Total external revenues	15,263	14,850	14,706
Inter-segment revenues	162	170	165

Bell	15,425	15,020	14,871
Bell Aliant	3,071	3,174	3,297
Inter-segment eliminations	(427)	(459)	(507)

BCE	18,069	17,735	17,661

BCE INC.   2010 ANNUAL REPORT   |   103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3
RESTRUCTURING AND OTHER

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Employee costs
Bell	(15)	(219)	(274)
Bell Aliant	(30)	(41)	(54)
Real estate costs
Bell	(19)	(80)	(81)
Bell Aliant	(1)	–	(7)

Total restructuring costs	(65)	(340)	(416)
Other charges	(159)	(187)	(455)

Total restructuring and other	(224)	(527)	(871)

The liability for restructuring costs at December 31, 2010 is as follows:

		BELL	CONSOLI-
	BELL	ALIANT	DATED

Balance at December 31, 2009	216	41	257
Employee costs	15	30	45
Real estate costs	19	1	20
Less: Cash payments	(147)	(55)	(202)

Balance at December 31, 2010	103	17	120

RESTRUCTURING COSTS

Restructuring costs at Bell consist of:

  employee termination charges related to both voluntary and involuntary workforce reduction initiatives. The 2009 charge of $219 million includes $139 million relating to a voluntary retirement incentive program. The 2008 charge of $274 million is related to involuntary departures.

  real estate costs incurred because of workforce reduction initiatives related to costs for relocating employees, closing real estate facilities, lease vacancy charges and buyout costs related to the relocation to campus environments in Calgary, Toronto and Montréal.

	2010	2009	2008

Workforce reduction	19	24	32
Campus environments	–	56	49

Real estate costs	19	80	81

Our cumulative expense since 2004 as a result of workforce reduction initiatives is $261 million and since 2008 for costs related to campus environments is $121 million.
     Restructuring costs at Bell Aliant consist mainly of employee termination charges related to workforce reduction initiatives. Employee termination charges in 2010 and in 2009 related to both voluntary and involuntary employee departures. Employee termination charges in 2008 related to involuntary employee departures.

OTHER CHARGES

We recorded other charges of $159 million in 2010 which includes charges of $120 million related to the CRTC’s decision to include interest and other amounts in our deferral account balance and $30 million for the impairment of certain customer lists at Bell Aliant.
     We recorded other charges of $187 million in 2009. Of the total, $152 million related to the Supreme Court of Canada decision rendered in September 2009 to uphold the CRTC’s decision that the funds remaining in our deferral account could be used for uneconomic broadband expansion or returned to customers.
     We recorded other charges of $455 million in 2008 comprised of $236 million related to the CRTC’s decision in the first quarter of 2008 on the use of deferral account funds for the uneconomic expansion of broadband, $187 million related to employee retention (see Note 21, Stock-Based Compensation Plans), costs associated with the proposed privatization transaction and costs related to Bell’s rebranding.

104   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4
OTHER INCOME (EXPENSE)

FOR THE YEAR ENDED DECEMBER 31	NOTE	2010	2009	2008

Gains (losses) on investments	22	136	49	(308)
Interest income		7	14	97
Securitization losses	9	(18)	(27)	(52)
Foreign currency gains		13	3	19
Premium on redemption of debt	16	(11)	(45)	–
Other		(3)	(12)	(9)

Total other income (expense)		124	(18)	(253)

GAINS (LOSSES) ON INVESTMENTS

Gains on investments of $136 million in 2010 resulted from a gain of $125 million realized on the sale of certain of our publicly-traded investments for proceeds of approximately $118 million, mainly from our investment in SkyTerra Communications Inc. As a result, we reclassified unrealized gains of $125 million out of Other comprehensive (loss) income and into Other income (expense). We used the average cost method in determining the gain.
     In 2009, we received proceeds of $109 million on sales of AFS financial assets and realized a pre-tax gain of $35 million. We used the average cost method in determining the gain.
       Losses on investments of $308 million in 2008 resulted from write-downs of our AFS investments. The decline in fair values of these investments was assessed to be other than temporary. The impairments were based on business valuations or quoted market prices.

PREMIUM ON REDEMPTION OF DEBT

On September 13, 2010, Bell Aliant redeemed early $345 million principal amount of its 4.72% medium-term notes, which were due on September 26, 2011, out of a total outstanding principal amount of $750 million. We incurred an $11 million charge for the premium cost of early redemption.
     On July 30, 2009, Bell Canada redeemed early its 5.5% Series M-16 debentures, issued under its 1997 trust indenture, having an outstanding principal amount of $600 million, which were due on August 12, 2010. We incurred a $29 million charge for the premium costs on early redemption.
     On June 8, 2009, BCE Inc. redeemed early its 7.35% Series C Notes, with an outstanding principal amount of $650 million, which were due on October 30, 2009. We incurred a $16 million charge for the premium costs on early redemption.

NOTE 5
INTEREST EXPENSE

FOR THE YEAR ENDED DECEMBER 31	NOTE	2010	2009	2008

Interest expense on long-term debt		(686)	(745)	(755)
Interest expense on other debt		(40)	(34)	(36)
Capitalized interest	11	56	56	–

Total interest expense		(670)	(723)	(791)

Included in interest expense on long-term debt is $147 million of interest on capital leases for 2010, $148 million for 2009 and $99 million for 2008.

BCE INC.   2010 ANNUAL REPORT   |   105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6
INCOME TAXES

The following table reconciles the amount of reported income tax expense in the statements of operations with income tax expense at Canadian statutory rates of 30.6% in 2010, 32.3% in 2009 and 32.6% in 2008.

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Income tax expense computed at statutory rates	(957)	(791)	(595)
Non-taxable portion of gains (losses) on investments	39	15	(97)
Non-taxable portion of Bell Aliant’s income	91	112	109
Resolution of uncertain tax positions	160	132	70
Recognition of previously unrecognized non-capital loss carryforwards	–	7	17
Effect of changes in future tax rates on temporary differences	–	39	4
Tax rate differential on reversal of temporary differences and other	117	118	23

Total income tax expense	(550)	(368)	(469)

The following table shows the significant components of income tax expense that related to earnings from continuing operations.

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Current income taxes	(312)	(336)	(340)
Future income taxes
Recognition and utilization of loss carryforwards	(16)	(27)	(61)
Resolution of uncertain tax positions	160	132	70
Effect of changes in future tax rates on temporary differences	–	39	4
Change in temporary differences and other	(382)	(176)	(142)

Total income tax expense	(550)	(368)	(469)

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

AT DECEMBER 31	NOTE	2010	2009

Non-capital loss carryforwards		209	225
Employee benefit plans		(408)	(116)
Property, plant and equipment and finite-life intangible assets		(709)	(804)
Indefinite-life intangible assets		(543)	(440)
Investment tax credits		(137)	(175)
Partnership income deferral (1)		(103)	(118)
Other		(304)	(427)

Total future income taxes		(1,995)	(1,855)

Future income tax balances are comprised of:
Future income tax asset – current portion		99	110
Future income tax asset – long-term portion	12	50	52
Future income tax liability – current portion	14	(77)	(31)
Future income tax liability – long-term portion	17	(2,067)	(1,986)

Total future income taxes		(1,995)	(1,855)

(1)	The taxation year end of certain of Bell Aliant’s corporate subsidiaries differs from their partnership year ends. This results in a deferral of partnership income for tax purposes.

At December 31, 2010, BCE had $840 million of non-capital loss carryforwards. We:

  recognized a future tax asset of $209 million, of which $190 million related to Bell Aliant, on approximately $743 million of the non-capital loss carryforwards. All non-capital loss carryforwards expire in varying annual amounts from 2020 to 2030.

  did not recognize a future tax asset for approximately $97 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2021 to 2030.

At December 31, 2010, BCE had $1,308 million in unrecognized capital loss carryforwards which can be carried forward indefinitely.

106   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7
DISCONTINUED OPERATIONS

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Expertech Network Installation (US) Inc. (Expertech US)	–	1	(43)
Other(1)	–	(12)	(47)

Net (loss) gain from discontinued operations	–	(11)	(90)

(1)	Due mainly to asset impairments related to our decisions to cease operations or to sell certain of our businesses.

The following table is a summarized statement of operations for the discontinued operations.

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Revenue	–	43	125

(Loss) income from discontinued operations	–	(7)	(43)
(Loss) gain from discontinued operations	–	(13)	(55)
Non-controlling interest	–	9	8

Net (loss) gain from discontinued operations	–	(11)	(90)

EXPERTECH US

In 2008, we decided to sell our investment in Expertech US. As such, we accounted for Expertech US as a discontinued operation and no longer consolidated its financial results. A loss of $15 million was recorded in anticipation of the sale of Expertech US.
     In 2009, operations of Expertech US ceased. Expertech US was included previously in the Bell Wireline segment.

NOTE 8
EARNINGS PER SHARE

The following table is a reconciliation of the components used in the calculation of basic and diluted earnings per common share from continuing operations.

	2010	2009	2008

Earnings from continuing operations	2,277	1,749	1,033
Dividends on preferred shares	(112)	(107)	(124)

Earnings from continuing operations – basic	2,165	1,642	909

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	759.0	772.9	805.8
Assumed exercise of stock options(1)	0.5	–	1.4

Weighted average number of common shares outstanding – diluted	759.5	772.9	807.2

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 3,368,508 in 2010, 10,508,239 in 2009 and 4,646,531 in 2008.

BCE INC.   2010 ANNUAL REPORT   |   107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9
ACCOUNTS RECEIVABLE

AT DECEMBER 31	NOTE	2010	2009

Trade accounts receivable		1,353	1,245
Allowance for doubtful accounts	19	(95)	(105)
Allowance for revenue adjustments		(89)	(83)
Income taxes receivable		139	118
Investment tax credits		306	300
Other accounts receivable		171	130

Total accounts receivable		1,785	1,605

SECURITIZATION OF ACCOUNTS RECEIVABLE

At December 31, 2010, an interest of $1,140 million of Bell Canada’s accounts receivable had been sold to a securitization trust for cash ($1,140 million in cash at December 31, 2009) under a revolving sales agreement that expires on May 13, 2013. Bell Canada had a retained interest of $177 million in the accounts receivable at December 31, 2010 ($192 million at December 31, 2009), which equals the amount of overcollateralization in the receivables sold.
     At December 31, 2010, an interest of $128 million of Bell Aliant’s accounts receivable had been sold to a securitization trust for cash ($165 million in cash at December 31, 2009) under a revolving sales agreement that expires on July 29, 2011. Bell Aliant had a retained interest of $26 million in the accounts receivable at December 31, 2010 ($43 million at December 31, 2009).
     Bell Canada and Bell Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amount securitized. Bell Canada and Bell Aliant have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant accounts receivable until the agreements expire. The buyers and their investors have no further claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.
     In 2010, we recognized a loss of $18 million on the revolving sale of accounts receivable for the combined securitizations, compared to losses of $27 million in 2009 and $52 million in 2008.
     The following table shows balances for the securitization programs and the assumptions that were used on the date of transfer at December 31, 2010. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE FOR 2010	2010	2009

Securitized interest in accounts receivable		1,268	1,305
Retained interest		203	235
Servicing liability		2	2
Average accounts receivable managed		2,148	2,146
Assumptions
Cost of funds	1.57%–1.91%	1.62%	2.05%
Average delinquency ratio	10.62%–11.58%	10.62%	11.60%
Average net credit loss ratio	0.96%–1.01%	1.01%	1.00%
Weighted average life (days)	27–33	33	34
Servicing fee liability	2.00%	2.00%	2.00%

The following table is a summary of certain cash flows received from and paid to the trusts during the year.

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Collections reinvested in revolving sales	19,827	19,423	18,374
Decrease in sale proceeds	(37)	–	(27)

NOTE 10
INVENTORY

AT DECEMBER 31	2010	2009

Inventory
Work in progress	63	57
Finished goods	408	433
Provision	(34)	(42)

Total inventory	437	448

The total amount of inventories recognized as an expense was $2,211 million in 2010, $1,877 million in 2009 and $1,664 million in 2008.

108   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11
CAPITAL ASSETS

	2010			2009

		ACCUMULATED			ACCUMULATED
		DEPRECIATION			DEPRECIATION
		AND	NET BOOK		AND	NET BOOK
AT DECEMBER 31	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE

Property, plant and equipment
Network infrastructure and equipment	53,485	36,722	16,763	51,389	34,847	16,542
Land and buildings	3,851	1,784	2,067	3,681	1,671	2,010
Plant under construction	869	–	869	889	–	889

Total property, plant and equipment	58,205	38,506	19,699	55,959	36,518	19,441

Finite-life intangible assets
Software	5,362	3,654	1,708	4,910	3,102	1,808
Customer relationships	894	240	654	924	204	720
Other	28	15	13	28	15	13

Total finite-life intangible assets	6,284	3,909	2,375	5,862	3,321	2,541

Indefinite-life intangible assets
Brand	2,024	–	2,024	2,024	–	2,024
Spectrum and other licences	1,882	–	1,882	1,779	–	1,779

Total indefinite-life intangible assets	3,906	–	3,906	3,803	–	3,803

Total capital assets	68,395	42,415	25,980	65,624	39,839	25,785

	2010	2009

Assets under capital leases
Cost	3,127	3,198
Additions	266	196
Net book value	1,743	1,955
Additional information on additions
Finite-life intangible asset additions	600	660
Indefinite-life intangible asset additions	103	106

FOR THE YEAR ENDED
DECEMBER 31	NOTE	2010	2009	2008

Depreciation of property, plant and equipment(1)		2,542	2,595	2,537
Amortization of finite-life intangible assets		750	776	727
Capitalized interest on spectrum licences	5	56	56	–

(1)	Includes depreciation of capital leases of $258 million in 2010, $213 million in 2009 and $257 million in 2008.

The future annual amortization expense for finite-life intangible assets, calculated based on the asset values at December 31, 2010, is as follows.

FOR THE YEAR ENDED DECEMBER 31

2011	(599)
2012	(445)
2013	(310)
2014	(198)
2015	(105)

Total estimated amortization expense	(1,657)

BCE INC.   2010 ANNUAL REPORT   |   109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12
OTHER LONG-TERM ASSETS

AT DECEMBER 31	NOTE	2010	2009

Accrued benefit asset	23	3,312	2,316
Future income taxes	6	50	52
AFS publicly-traded and privately-held securities		162	283
Investment tax credits		9	141
Long-term notes and other receivables		51	102
Other		379	313

Total other long-term assets		3,963	3,207

NOTE 13
GOODWILL

The consolidated statements of operations include the results of acquired businesses from the date they were purchased. We cease including results from businesses we have sold on the date they are sold. The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2010 and 2009.

	BELL	BELL	BELL	CONSOLI-
	WIRELINE	WIRELESS	ALIANT	DATED

Balance at December 31, 2008	2,497	2,186	976	5,659
2009 acquisitions	–	115	–	115
Other	4	–	(4)	–

Balance at December 31, 2009	2,501	2,301	972	5,774
2010 acquisitions	33	–	–	33
Other	(2)	(3)	–	(5)

Balance at December 31, 2010	2,532	2,298	972	5,802

2009 ACQUISITIONS

On July 1, 2009, we acquired the remaining 50% interest that we did not already own in Virgin Mobile Canada, a mobile virtual network operator.
     Also on July 1, 2009, we acquired substantially all of the assets of the national electronics retailer The Source.

PURCHASE PRICE ALLOCATIONS

Purchase price allocations include certain estimates and are completed within 12 months of the acquisition date. All acquisitions in each of 2010, 2009 and 2008 were individually immaterial. In 2009, we acquired The Source and Virgin Mobile Canada.

The following table provides details on these acquisitions.

AT DECEMBER 31, 2009	TOTAL

Consideration given
Cash	322
Acquisition costs	6

Purchase price	328

Non-cash working capital	110
Property, plant and equipment	32
Other long-term assets	4
Finite-life intangibles (1)
Dealer network	5
Customer relationships	58
Software	13
Indefinite-life intangible
Brand	10
Other long-term liabilities	(22)

210
Cash and cash equivalents	6

Fair value of net assets acquired	216

Goodwill(2)	112

(1)	The dealer network, customer relationships and majority of software acquired are amortized over ten, six and two years, respectively.
(2)	None of the goodwill is deductible for tax purposes.

110   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

AT DECEMBER 31	NOTE	2010	2009

Trade accounts payable and accruals		1,860	1,637
Compensation payable		537	499
Deferred revenues		661	615
Taxes payable		127	113
Restructuring costs payable		58	175
Future income taxes	6	77	31
Deferral account commitment		296	152
Other current liabilities		472	497

Total accounts payable and accrued liabilities		4,088	3,719

NOTE 15
DEBT DUE WITHIN ONE YEAR

		WEIGHTED
		AVERAGE
AT DECEMBER 31	NOTE	INTEREST RATE	2010	2009

Bank advances		2.91%	82	42
Notes payable		1.05%	236	11

Total bank advances and notes payable			318	53

Long-term debt due within one year
Bell Canada		6.72%	586	529
Bell Aliant		4.75%	428	19

			1,014	548
Unamortized premium			3	5
Unamortized debt issuance costs			(6)	(6)

Total long-term debt due within one year	16		1,011	547

Total debt due within one year			1,329	600

RESTRICTIONS

Some of the credit agreements:

  require us to meet specific financial ratios

  require us to offer to repay and cancel the credit agreement upon a change of control of BCE Inc. or Bell Canada.

We are in compliance with all conditions and restrictions.

CREDIT FACILITIES

Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their committed revolving bank credit facilities. The total amount of these committed revolving bank credit facilities may be drawn at any time.

BCE INC.   2010 ANNUAL REPORT   |   111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below is a summary of our total bank credit facilities at December 31, 2010.

			ISSUED AND
			UNDRAWN	COMMERCIAL
	TOTAL		LETTERS OF	PAPER	NET
	AVAILABLE	DRAWN	CREDIT	OUTSTANDING	AVAILABLE

Committed credit facilities
Bell Canada(1) –
Revolving facility (including supporting commercial paper program)	1,400	–	265	–	1,135
Other	5	–	–	–	5
Bell Aliant(1) –
Revolving facility (including supporting commercial paper program)	550	–	24	209	317
Other	564	40	261	–	263

Total committed credit facilities	2,519	40	550	209	1,720

Non-committed credit facilities
Bell Canada	269	42	100	–	127
Bell Aliant	13	–	1	–	12

Total non-committed credit facilities	282	42	101	–	139

Total committed and non-committed credit facilities	2,801	82	651	209	1,859

(1)

Bell Canada’s current $1,400 million supporting committed revolving bank credit facility expires in May 2013 and Bell Aliant’s current $550 million supporting committed revolving bank credit facility expires in July 2011.

NOTE 16
LONG-TERM DEBT

		WEIGHTED
		AVERAGE
AT DECEMBER 31	NOTE	INTEREST RATE	MATURITY	2010	2009

Bell Canada(a)
Debentures
1997 trust indenture		5.46%	2011–2035	5,100	4,100
1976 trust indenture		9.59%	2014–2054	1,250	1,584
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases		7.63%	2011–2047	1,976	1,929
Other				185	157

Total – Bell Canada				8,786	8,045

Bell Aliant(b)
Debentures, notes and bonds		5.36%	2011–2037	2,743	2,740
Other				53	45

Total – Bell Aliant				2,796	2,785

Total debt				11,582	10,830
Unamortized premium				52	57
Unamortized debt issuance costs				(42)	(41)
Less: Amount due within one year	15			(1,011)	(547)

Total long-term debt				10,581	10,299

112   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESTRICTIONS

Some of the debt agreements:

  require us to meet specific financial ratios

  impose covenants, maintenance tests and new issue tests

  require us to make an offer to repurchase certain series of debentures upon the occurrence of a change of control event as defined in the relevant debt agreements.

We are in compliance with all conditions and restrictions.

(A) BELL CANADA

All outstanding debentures are issued under trust indentures and are unsecured. All debentures are issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified in each series.
     On December 2, 2010, Bell Canada issued 3.60% Series M-21 debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on December 2, 2015.
     On June 29, 2009, Bell Canada issued 4.85% Series M-20 debentures under its 1997 trust indenture for a principal amount of $1 billion, which mature on June 30, 2014.

(B) BELL ALIANT

All outstanding debentures, notes and bonds are issued under trust indentures and are unsecured with the exception of Télébec’s debentures of $100 million, which are secured by a mortgage on a property located in the province of Québec. At December 31, 2010, the carrying value of this property was $6 million. All debentures, notes and bonds are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified for each series.
     On September 13, 2010, Bell Aliant Regional Communications, Limited Partnership issued $350 million principal amount of 4.37% medium-term notes, which mature on September 13, 2017. Net proceeds were used to partially redeem early its 4.72% medium-term notes with a $345 million principal amount, which were due on September 26, 2011, out of a total outstanding principal amount of $750 million. We incurred an $11 million charge for the premium cost of early redemption, which is included in Other income (expense).
     On May 12, 2009, Bell Aliant Regional Communications, Limited Partnership issued 6.29% medium-term notes with a principal amount of $350 million, which mature on February 17, 2015.

NOTE 17
OTHER LONG-TERM LIABILITIES

AT DECEMBER 31	NOTE	2010	2009

Future income taxes	6	2,067	1,986
Accrued benefit liability	23	1,823	2,016
Deferral account commitment	3	208	273
Deferred revenue on long-term contracts		142	154
Restructuring costs payable		62	82
Other		284	431

Total other long-term liabilities		4,586	4,942

NOTE 18
NON-CONTROLLING INTEREST

AT DECEMBER 31	2010	2009

Non-controlling interest in subsidiaries
Bell Aliant	966	1,030
Other	20	19

Total non-controlling interest	986	1,049

BCE INC.   2010 ANNUAL REPORT   |   113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19
FINANCIAL AND CAPITAL MANAGEMENT

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE Inc. and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks that include credit risk, liquidity risk, interest rate risk, foreign currency risk and equity price risk.

DERIVATIVES

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE Inc. common shares that may be issued under our stock-based compensation plans .We do not use derivative instruments for speculative purposes, and so we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2010:

  foreign currency forward contracts that hedge foreign currency risk on a portion of our long-term debt foreign currency forward contracts that manage the foreign exchange risk of certain purchase commitments interest rate swaps that hedge interest rate risk on a portion of our long-term debt forward contracts on BCE Inc. common shares that hedge the fair-value exposure related to stock-based compensation plans.

The amount of hedge ineffectiveness recorded in Other income (expense) in the statement of operations was not material for the years ended December 31, 2010 and 2009.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the balance sheet.
     We are exposed to credit risk if counterparties to our accounts receivable and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. We regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at December 31, 2010 and December 31, 2009. We deal with institutions that have strong credit ratings and as such we expect that they will be able to meet their obligations.
     The following table provides the change in allowance for doubtful accounts for trade accounts receivable.

AT DECEMBER 31	NOTE	2010	2009

Balance, beginning of the year		(105)	(131)
Additions		(20)	(37)
Use		30	63

Balance, end of the year	9	(95)	(105)

For many of our customers, accounts receivable are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.
     The following tables provide further details on trade accounts receivable past due but not provisioned.

AT DECEMBER 31	NOTE	2010	2009

Trade accounts receivable not past due		942	835
Trade accounts receivable past due and not provisioned
Under 60 days		149	91
60 to 120 days		113	108
Over 120 days		54	106

Trade accounts receivable, net of allowance for doubtful accounts	9	1,258	1,140

LIQUIDITY RISK

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed bank facilities in place should our cash requirements exceed cash generated from our operations.
     Financial liabilities that are due within one year have been classified as current and presented as such on the balance sheet.

114   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table is a maturity analysis for each of the next five years and thereafter for financial liabilities with maturities that are greater than one year, including capital leases, at December 31, 2010 and December 31, 2009.

						THERE-
AT DECEMBER 31, 2010	2011	2012	2013	2014	2015	AFTER	TOTAL

Long-term debt	684	520	77	1,561	1,367	5,348	9,557
Notes payable and bank advances	318	–	–	–	–	–	318
Capital leases (1)	461	312	250	214	179	1,664	3,080
Interest payable on long-term debt, notes payable and bank advances	572	522	502	452	397	5,120	7,565
Net interest receipts on derivatives	(23)	(18)	(17)	(12)	(9)	(9)	(88)

Total (2)	2,012	1,336	812	2,215	1,934	12,123	20,432

(1)	Imputed interest included in capital leases is $1,055 million.
(2)	Excluded from the table are commitments under contractual obligations (see Note 24, Commitments and Contingencies).

						THERE-
AT DECEMBER 31, 2009	2010	2011	2012	2013	2014	AFTER	TOTAL

Long-term debt	357	1,009	513	73	1,559	5,349	8,860
Notes payable and bank advances	53	–	–	–	–	–	53
Capital leases (1)	332	363	224	225	199	1,784	3,127
Interest payable on long-term debt, notes payable and bank advances	567	530	470	450	400	5,516	7,933
Net interest receipts on derivatives	(32)	(23)	(13)	(8)	(3)	(2)	(81)

Total (2)	1,277	1,879	1,194	740	2,155	12,647	19,892

(1)	Imputed interest included in capital leases is $1,157 million.
(2)	Excluded from the table are commitments under contractual obligations.

MARKET RISK

CURRENCY EXPOSURES

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use foreign currency forward contracts to manage foreign currency risk on anticipated transactions including certain purchase commitments.
     At December 31, 2010, the amounts to be received under currency contracts were US$1,280 million (2009 – US$967 million) and the amounts to be paid were $1,333 million (2009 – $1,146 million).
     The effect on net earnings from a 10% increase or decrease in the CAD/USD exchange rate was $14 million at December 31, 2010 and not significant at December 31, 2009. The effect on other comprehensive income from a 10% change in the CAD/USD exchange rate was $75 million at December 31, 2010 and $42 million at December 31, 2009.

The following table provides further details of our outstanding cross-currency swaps and forward contracts at December 31, 2010 and 2009.

			AMOUNTS		AMOUNTS
	TYPE OF	BUY	TO RECEIVE	SELL	TO PAY
	HEDGE	CURRENCY	IN USD	CURRENCY	IN CAD	MATURITY	HEDGED ITEM

At December 31, 2010	Cash flow	USD	43	CAD	60	2011	Debt due within one year
	Cash flow	USD	14	CAD	24	2013	Long-term debt
	Cash flow	USD	603	CAD	617	2011	Purchase commitments
	Cash flow	USD	485	CAD	496	2012	Purchase commitments
	Economic	USD	135	CAD	136	2011	Purchase commitments

			1,280		1,333

At December 31, 2009	Fair value	USD	200	CAD	269	2010	Debt due within one year
	Cash flow	USD	10	CAD	14	2010	Debt due within one year
	Cash flow	USD	43	CAD	60	2011	Long-term debt
	Cash flow	USD	14	CAD	24	2013	Long-term debt
	Cash flow	USD	575	CAD	647	2010	Purchase commitments
	Economic	USD	125	CAD	132	2010	Purchase commitments

			967		1,146

BCE INC.   2010 ANNUAL REPORT   |   115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. The effect on net earnings and other comprehensive income of a 1% increase or decrease in interest rates is not significant at December 31, 2010 and December 31, 2009. The following table shows interest rate swaps outstanding at December 31, 2010 and 2009.

			RECEIVE	PAY
	TYPE OF	NOTIONAL	INTEREST	INTEREST
	HEDGE	AMOUNT	RATE	RATE	MATURITY	HEDGED ITEM

At December 31, 2010	Fair value	700	5.00%	3-month CDOR (1) + 0.42%	2017	Long-term debt

At December 31, 2009	Fair value	700	5.00%	3-month CDOR + 0.42%	2017	Long-term debt
	Fair value	USD 200	9.50%	3-month CDOR + 5.34%	2010	Debt due within one year

(1)	Canadian dollar offered rate

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE Inc. common shares to hedge the fair-value exposure related to RSUs and DSUs. See Note 21, Stock-Based Compensation Plans, for details on our RSU and DSU programs.
     At December 31, 2010 and December 31, 2009, the effect on net earnings and other comprehensive income of a 10% change in the market price of the BCE Inc. common share was not significant.

FAIR VALUE

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity.
     Certain fair value estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.

The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term obligations approximates fair value due to their short-term nature. At December 31, 2010, the carrying value of debt is $10,821 million (2009 – $9,877 million) with a fair value of $12,061 million (2009 – $10,928 million). Other financial instruments are measured as follows:

		2010				2009

		FAIR VALUE				FAIR VALUE

	CARRYING				CARRYING
AT DECEMBER 31	VALUE	LEVEL 1	(1)	LEVEL 2 (2)	VALUE	LEVEL 1	LEVEL 2

Assets
AFS publicly-traded securities	12	12		–	126	126	–
Liabilities
Long-term debt due within one year	–	–		–	213	–	213
Long-term debt	771	–		771	756	–	756
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares	114	–		114	35	–	35
Currency swaps – Cash flow hedge	(47)	–		(47)	(73)	–	(73)
Cross-currency swap – Fair value hedge	–	–		–	(56)	–	(56)
Economic hedges	(1)	–		(1)	–	–	–
Interest rate swaps	80	–		80	68	–	68

(1)	Quoted prices in active markets for identical instruments
(2)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates

At December 31, 2010 and 2009, there were no financial instruments categorized as Level 3 for which valuation techniques using non-observable market inputs were required.

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.

116   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Our definition of capital includes shareholders’ equity, debt, and cash and cash equivalents.
     In order to meet our objectives of maintaining a net debt to Adjusted EBITDA ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense ratio greater than 7.5 times, we monitor our capital structure and make adjustments, including to our dividend policy, as required.
     In 2009, the board of directors of BCE Inc. approved increases in the annual dividend on BCE Inc.’s common shares as follows:

  5.5%, from $1.46 per common share to $1.54 per common share in February 2009

  5.2%, from $1.54 per common share to $1.62 per common share in August 2009

  7.4%, from $1.62 per common share to $1.74 per common share in December 2009.

In 2010, the board of directors of BCE Inc. approved increases in the annual dividend on BCE Inc.’s common shares as follows:

  5.2%, from $1.74 per common share to $1.83 per common share in August 2010

  7.7%, from $1.83 per common share to $1.97 per common share in December 2010.

In addition, on December 17, 2009, BCE Inc. announced plans to repurchase up to $500 million of its outstanding common shares through a normal course issuer bid (NCIB) during 2010. The program was completed in December 2010.
     The following table summarizes some of our key ratios used to monitor and manage Bell Canada’s capital structure. These ratios are calculated for BCE, excluding Bell Aliant.

AT DECEMBER 31	2010	2009

Net debt to EBITDA (earnings before interest, income tax, depreciation and amortization of intangible assets) including Bell Aliant distributions to Bell (1) (2)	1.73	1.89
EBITDA to interest, securitization costs and preferred dividends (3)	10.70	8.79

(1)

We define net debt as debt due within one year plus long-term debt, securitization of accounts receivable and 50% of preferred shares less cash and cash equivalents. In 2009, net debt included 100% of preferred shares.

(2)	EBITDA is a non-GAAP measure. It therefore is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses. The most comparable Canadian GAAP financial measure is operating income.
(3)	In 2010, consistent with our definition of net debt, 50% of preferred dividends are included (2009 included 100% of preferred dividends).

NOTE 20
SHARE CAPITAL

PREFERRED SHARES

BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.
     The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2010. BCE Inc.’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES		STATED CAPITAL AT DECEMBER 31

	ANNUAL				REDEMP-		ISSUED
	DIVIDEND	CONVERT-	CONVERSION	REDEMPTION	TION		AND OUT-
SERIES	RATE	IBLE INTO	DATE	DATE	PRICE	AUTHORIZED	STANDING	2010	2009	2008

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–	–
R	4.49%	Series Q	December 1, 2015	December 1, 2015	$25.00	8,000,000	8,000,000	200	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57	57
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	143	143
Y	floating	Series Z	December 1, 2012	At any time	$25.50	10,000,000	8,126,330	203	203	203
Z	4.331%	Series Y	December 1, 2012	December 1, 2012	$25.00	10,000,000	1,873,670	47	47	47
AA	4.80%	Series AB	September 1, 2012	September 1, 2012	$25.00	20,000,000	10,081,586	257	257	257
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	9,918,414	253	253	253
AC	4.60%	Series AD	March 1, 2013	March 1, 2013	$25.00	20,000,000	9,244,555	236	236	236
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	10,755,445	274	274	274
AE	floating	Series AF	February 1, 2015	At any time	$25.50	24,000,000	1,422,900	36	48	48
AF	4.541%	Series AE	February 1, 2015	February 1, 2015	$25.00	24,000,000	14,577,100	364	352	352
AG	4.35%	Series AH	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	251	251
AH	floating	Series AG	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	99	99
AI	4.65%	Series AJ	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	350	350
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	–	–	–	–

								2,770	2,770	2,770

BCE INC.   2010 ANNUAL REPORT   |   117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VOTING RIGHTS

All of the issued and outstanding preferred shares at December 31, 2010 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

ENTITLEMENT TO DIVIDENDS

Holders of Series R, T, Z, AA, AC, AF, AG and AI shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation, as amended.
     Holders of Series S, Y, AB, AD, AE and AH shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles of amalgamation, as amended.
     If Series Q and AJ shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

CONVERSION FEATURES

All of the issued and outstanding preferred shares at December 31, 2010 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation, as amended.

REDEMPTION FEATURES

BCE Inc. may redeem each of Series R, T, Z, AA, AC, AF, AG and AI shares at $25.00 per share on the applicable redemption date and every five years after that date.

CONVERSION OF PREFERRED SHARES

On October 12, 2010, BCE notified holders of its Cumulative Redeemable First Preferred Shares, Series R (Series R Preferred Shares) that they could elect to convert their shares into Cumulative Redeemable First Preferred Shares, Series Q (Series Q Preferred Shares) subject to the terms and conditions attached to those shares. Only 71,965 of BCE’s 8,000,000 Series R Preferred Shares were tendered for conversion into Series Q Preferred Shares. As this would have resulted in less than one million Series Q Preferred Shares outstanding, no Series R Preferred Shares were converted on December 1, 2010 into Series Q Preferred Shares.
     The Series R Preferred Shares will pay on a quarterly basis, for the five-year period that began on December 1, 2010, as and when declared by the board of directors of BCE, a fixed dividend based on an annual dividend rate of 4.490%.
     On February 1, 2010, 592,772 of BCE Inc.’s 14,085,782 Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2010, 1,084,090 of BCE Inc.’s 1,914,218 Series AE Preferred Shares were converted, on a one-for-one basis, into Series AF Preferred Shares.
     The Series AE Preferred Shares pay a monthly floating adjustable cash dividend. For the five-year period that began on February 1, 2010, the Series AF Preferred Shares pay a quarterly fixed dividend based on the annual dividend rate of 4.541%. Dividends are paid as and when declared by the board of directors of BCE Inc.
     On March 1, 2008, 10,755,445 of BCE Inc.’s 20,000,000 Cumulative Redeemable First Preferred Shares, Series AC were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AD.

COMMON SHARES AND CLASS B SHARES

BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2010, 2009 or 2008.

118   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides details about the outstanding common shares of BCE Inc.

		2010		2009		2008

		NUMBER	STATED	NUMBER	STATED	NUMBER	STATED
	NOTE	OF SHARES	CAPITAL	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, January 1		767,180,429	12,921	803,056,958	13,525	805,264,816	13,536
Shares issued under employee stock option plan (1)	21	1,323,162	44	130,471	2	1,785,142	56
Shares repurchased and cancelled		(16,236,182)	(274)	(36,007,000)	(606)	(3,993,000)	(67)

Outstanding, December 31		752,267,409	12,691	767,180,429	12,921	803,056,958	13,525

(1)	Includes a $5 million reclassification in 2010 (nil in 2009 and $6 million in 2008) from contributed surplus relating to the exercise of employee stock options.

NCIB

			2008/2009 NCIB

	2010 NCIB		2009		2008		TOTAL

	NUMBER	TOTAL	NUMBER	TOTAL	NUMBER	TOTAL	NUMBER	TOTAL
AT DECEMBER 31	OF SHARES	COST	OF SHARES	COST	OF SHARES	COST	OF SHARES	COST

Shares repurchased (millions)	16.2	500	32.5	808	7.5	178	40.0	986
Shares cancelled (millions)	(16.2)	(500)	(36.0)	(894)	(4.0)	(92)	(40.0)	(986)

2010 NCIB PROGRAM

BCE Inc. repurchased and cancelled a total of 16.2 million common shares, for a total cost of $500 million in 2010. Of the total cost, $274 million represents stated capital and $18 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $208 million was charged to the deficit.
     The program was completed in December 2010.

2008/2009 NCIB PROGRAM

In December 2008, BCE Inc. announced its plan to repurchase up to 5% of its outstanding common shares through a NCIB.
     In 2008, BCE Inc. repurchased a total of 7.5 million common shares, of which 4 million were cancelled, for a total cost of $92 million. Of the total cost, $67 million represents stated capital and $5 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $20 million was charged to the deficit.
     In 2009, BCE Inc. repurchased a total of 32.5 million common shares and cancelled 36 million common shares for a total cost of $894 million. Of the total cost, $606 million represents stated capital and $44 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $244 million was charged to the deficit.
     The total cost of the program was $986 million and the program was completed in May 2009.

DIVIDEND REINVESTMENT PLAN

The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. determines the method the trustee uses to buy the shares.

	2010	2009	2008

Shares purchased on open market	2,228,569	2,234,159	882,438
Cost	69	56	33

CONTRIBUTED SURPLUS

The following table is a reconciliation of the contributed surplus balance during the year.

	2010	2009

Balance at January 1	2,490	2,531
Repurchase of common shares – NCIB	(18)	(44)
Other	(2)	3

Balance at December 31	2,470	2,490

BCE INC.   2010 ANNUAL REPORT   |   119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21
STOCK-BASED COMPENSATION PLANS

The following stock-based compensation amounts are included in the consolidated statements of operations as selling, general and administrative expenses(1).

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Employee savings plans	(26)	(37)	(39)
Stock options	(2)	(3)	(6)
Restricted share units (1)	(83)	(91)	(36)
Deferred share units	(4)	(3)	(3)
Deferred unit plan – Bell Aliant	(6)	(8)	(13)

Total stock-based compensation expense (2)	(121)	(142)	(97)
Income tax benefit arising from stock-based compensation	34	41	25

	(87)	(101)	(72)

(1)	The 2008 expense also includes $44 million recorded as restructuring and other.
(2)	The cash outflows in respect of stock-based compensation plans were $217 million in 2010, $46 million in 2009 and $212 million in 2008. In 2008, $79 million related to going-private costs.

DESCRIPTION OF THE PLANS

ESPs

ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions in order to buy BCE Inc. common shares. In some cases, the employer also will contribute up to a maximum percentage of the employee’s eligible annual earnings to the plan. Beginning in July 2010, employer contributions to the plan are subject to employees keeping their shares for a two-year vesting period. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares. Dividends related to employer contributions are also subject to the two-year vesting period.
     Each participating company decides on its maximum percentage contribution. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESP buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. determines the method the trustee uses to buy the shares.
     There were 24,625 employees participating in the plan at December 31, 2010. The total number of common shares bought for employees was 3,678,932 in 2010, 4,717,877 in 2009 and 4,058,498 in 2008.
     At December 31, 2010, 13,513,812 common shares were authorized for issuance under the ESP.
     The following table is a summary of the status of ESPs that have not vested.

NUMBER OF ESPs

Unvested contributions, January 1, 2010	–
Contributions (1)	368,413
Dividends credited	1,721
Vested	(2,933)
Forfeited	(7,120)

Unvested contributions, December 31, 2010	360,081

(1)	The weighted average fair value of the total ESPs contributed in 2010 was $12 million.

STOCK OPTIONS

Under BCE Inc.’s long-term incentive plans, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. Prior to 2008, the subscription price was equal to the market value of the shares on the last trading day before the grant came into effect. Since 2008, the subscription price of a grant is based on the higher of: (1) the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant, and (2) the volume-weighted average of the trading price for the last five consecutive trading days ending immediately on the trading day prior to the effective date of the grant. At December 31, 2010, 31,848,845 common shares were authorized for issuance under these plans.
     Most options granted in March 2007 vest evenly over a four-year period of continuous employment from the date of grant, unless a special vesting period applies. Options granted in December 2008 vested fully after two years of continuous employment from the date of the grant. All options become exercisable when they vest and generally can be exercised for a period of up to six years from the date of grant.
     Special vesting provisions may apply if:

  there is a change in control of BCE Inc. and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE Inc. and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the plan.

120   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes BCE Inc.’s outstanding stock options as at December 31, 2010.

					WEIGHTED
					AVERAGE		WEIGHTED
			NUMBER		GRANT DATE		AVERAGE
			OF OPTIONS		FAIR VALUE ($)		EXERCISE PRICE ($)

		NON-			NON-		NON-
	NOTE	VESTED	VESTED	TOTAL	VESTED	VESTED	VESTED	VESTED	TOTAL

Outstanding, January 1, 2010		2,500,000	8,798,239	11,298,239	$4	$5	$28	$34	$32
Vested		(1,635,000)	1,635,000	–	$3	$3	$27	$27	–
Exercised (1)	20	–	(1,323,162)	(1,323,162)	–	$5	–	$29	$29
Expired		–	(1,088,438)	(1,088,438)	–	–	–	$40	$40
Forfeited		(56,250)	(339,163)	(395,413)	$4	$7	$31	$36	$36

Outstanding, December 31, 2010 (2)		808,750	7,682,476	8,491,226	$4	$5	$31	$32	$32

(1)	The aggregate intrinsic value of options exercised was $5 million.
(2)	The aggregate intrinsic values of options outstanding were $4 million for non-vested options and $34 million for vested options.

The following table provides additional information about BCE Inc.’s stock option plans at December 31, 2010.

	STOCK OPTIONS EXERCISABLE			STOCK OPTIONS OUTSTANDING

		WEIGHTED	WEIGHTED		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE		AVERAGE	AVERAGE
RANGE OF		REMAINING	EXERCISE		REMAINING	EXERCISE
EXERCISE PRICES	NUMBER	LIFE	PRICE ($)	NUMBER	LIFE	PRICE ($)

$20–$29	2,397,718	2.8	$26	2,397,718	2.8	$26
$30–$39	4,014,545	1.6	$33	4,823,295	1.7	$32
$40 or more	1,270,213	0.2	$41	1,270,213	0.2	$41

	7,682,476	1.7	$32	8,491,226	1.8	$32

The following table summarizes stock options outstanding at December 31, 2009 and 2008.

		2009		2008

			WEIGHTED		WEIGHTED
			AVERAGE		AVERAGE
		NUMBER	EXERCISE	NUMBER	EXERCISE
	NOTE	OF OPTIONS	PRICE ($)	OF OPTIONS	PRICE ($	)

Outstanding, January 1		15,026,888	$33	17,697,380	$33
Granted		–	–	790,000	$23
Exercised (1)	20	(130,471)	$18	(1,785,142)	$28
Expired/forfeited		(3,598,178)	$36	(1,675,350)	$34

Outstanding, December 31		11,298,239	$32	15,026,888	$33

Exercisable, December 31		8,798,239	$34	11,550,638	$34

(1)	The aggregate intrinsic value of options exercised was $1 million and $16 million in 2009 and 2008, respectively.

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL

The following table shows the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model in 2008.

2008

Weighted average fair value per option granted ($)	3
Dividend yield	6.5%
Expected volatility	30%
Risk-free interest rate	1.9%
Expected life (years)	3.5

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs

The following table summarizes RSUs outstanding at December 31, 2010, 2009 and 2008.

			2010

			NON-
NUMBER OF RSUs	VESTED		VESTED	TOTAL	2009	2008

Outstanding, January 1	–		7,215,338	7,215,338	5,033,924	633,143
Granted	–		120,399	120,399	2,282,755	5,033,924
Dividends credited	–		415,511	415,511	435,875	6,074
Vested	7,428,970		(7,428,970)	–	–	–
Settled	(3,568,839)		–	(3,568,839)	–	(561,859)
Forfeited	–		(225,712)	(225,712)	(537,216)	(77,358)

Outstanding, December 31	3,860,131	(1)	96,566	3,956,697	7,215,338	5,033,924

(1)

In 2010, RSUs were settled fully in shares or DSUs. The RSUs outstanding at December 31, 2010 were partially cash settled in December 2010. The balance of the cash settlement, $6 million, was paid in February 2011.

RSUs are granted to executives and other key employees. The value of an RSU is equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution.
     As a result of the proposed privatization transaction, in 2007 the board approved the implementation of a retention policy, in lieu of the RSU plan. RSUs held by executives who became eligible for a retention incentive were forfeited in 2007. Retention payments were paid in 2008 and were greater than the value of the original RSUs. The difference between what would have been paid under the original RSU plan and what was paid under the retention policy was expensed as restructuring and other over the retention period.

DSUs

Eligible bonuses and RSUs may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. For non-management directors, their compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter. DSUs are settled when the holder leaves the company.
     The value of a DSU is equal to the value of one BCE Inc. common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares.
     The following table is a summary of the status of DSUs.

NUMBER OF DSUs	2010	2009	2008

Outstanding, January 1	1,183,695	1,098,978	1,538,640
Issued	2,444,720	337,478	72,880
Dividends credited	75,934	76,652	29,946
Settled	(226,984)	(329,413)	(542,488)

Outstanding, December 31	3,477,365	1,183,695	1,098,978

122   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22
ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE-	DERIVATIVES		ACCUMULATED
	FOR-SALE	DESIGNATED	CUMULATIVE	OTHER
	FINANCIAL	AS CASH FLOW	TRANSLATION	COMPREHENSIVE
	ASSETS	HEDGES	ADJUSTMENT	INCOME (LOSS)

Balance in accumulated other comprehensive income (loss) at January 1, 2009	41	–	(2)	39

Other comprehensive income (net of non-controlling interest)
Unrealized gains (losses)	106	(25)	–	81
Income taxes on unrealized gains (losses)	–	6	–	6
Gains realized in earnings	(24)	(12)	–	(36)
Income taxes on amounts realized in earnings	–	2	–	2

Other comprehensive income (loss) for the year ended December 31, 2009	82	(29)	–	53

Balance in accumulated other comprehensive income (loss) at December 31, 2009	123	(29)	(2)	92

Other comprehensive income (net of non-controlling interest)
Unrealized gains (losses)	4	(49)	1	(44)
Income taxes on unrealized gains (losses)	–	13	–	13
(Gains) losses realized in earnings	(125)	45	–	(80)
Income taxes on amounts realized in earnings	–	(11)	–	(11)

Other comprehensive (loss) income for the year ended December 31, 2010	(121)	(2)	1	(122)

Balance in accumulated other comprehensive income (loss) at December 31, 2010	2	(31)	(1)	(30)

The estimated net amount of unrealized gains reported in accumulated other comprehensive income that is expected to be realized in earnings within the next 12 months as a result of the maturity of 2011 cash flow hedges is a pre-tax loss of $36 million. The market value of the hedge will be realized in earnings when the corresponding U.S. dollar-denominated expenditure is incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23
EMPLOYEE BENEFIT PLANS

We provide pension and other post-employment benefits for most of our employees. These include DB pension plans and DC pension plans.

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Pension benefits
DB plans cost (1)	(109)	(239)	(102)
DC plans cost	(47)	(45)	(45)
Other future benefits cost	(70)	(71)	(103)

Net benefit plans cost (2)	(226)	(355)	(250)

(1)	Includes a reversal of a pension valuation allowance of $51 million in 2010.
(2)	Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

COMPONENTS OF DB PLANS COST

The following table shows the DB plans cost before and after recognizing its long-term nature. The recognized net benefit plans cost reflects the amount reported in our statements of operations and is calculated according to our accounting policy.

	PENSION BENEFITS			OTHER BENEFITS

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008	2010	2009	2008

Current service cost	(184)	(175)	(252)	(6)	(7)	(11)
Interest cost on accrued benefit obligation	(887)	(892)	(864)	(97)	(99)	(99)
Actual return (loss) on plan assets	1,438	1,566	(2,610)	20	28	(6)
Actuarial (loss) gain on accrued benefit obligation	(1,497)	(1,043)	2,295	(208)	(94)	323

Elements of employee future benefit plans cost before recognizing its long-term nature	(1,130)	(544)	(1,431)	(291)	(172)	207

(Excess) deficiency of actual return over expected return (1)	(473)	(685)	3,634	(7)	(16)	18
Deferral of amounts arising during period
Actuarial loss (gain) on accrued benefit obligation	1,497	1,043	(2,295)	208	94	(323)
Amortization of previously deferred amounts
Net past service (costs) credits	(5)	(5)	(5)	24	27	28
Net actuarial losses	(33)	(84)	(29)	(3)	(3)	(32)
Transitional asset (obligation)	–	3	3	(1)	(1)	(1)

Adjustments to recognize long-term nature of employee future benefit plans cost	986	272	1,308	221	101	(310)

Decrease in valuation allowance (2)	35	33	19	–	–	–
Other	–	–	2	–	–	–

DB plans cost, recognized	(109)	(239)	(102)	(70)	(71)	(103)

(1)	The expected return on plan assets for a given year is calculated based on the market-related value of plan assets at the beginning of that year. The market-related value of pension plan assets was $14,206 million at January 1, 2010, $12,612 million at January 1, 2009 and $14,775 million at January 1, 2008.
(2)	Includes a reversal of a pension valuation allowance of $51 million in 2010.

124   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMPONENTS OF ACCRUED BENEFIT ASSET (LIABILITY)

The following table shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

		PENSION BENEFITS		OTHER BENEFITS

AT DECEMBER 31	NOTE	2010	2009	2010	2009

Accrued benefit obligation, beginning of the year		(14,680)	(13,602)	(1,622)	(1,518)
Current service cost		(184)	(175)	(6)	(7)
Interest cost on accrued benefit obligation		(887)	(892)	(97)	(99)
Actuarial loss on accrued benefit obligation		(1,497)	(1,043)	(208)	(94)
Benefit payments		947	1,038	100	96
Employee contributions		(6)	(6)	–	–

Accrued benefit obligation, end of the year		(16,307)	(14,680)	(1,833)	(1,622)

Fair value of plan assets, beginning of the year		13,069	11,510	191	163
Actual return on plan assets		1,438	1,566	20	28
Benefit payments		(947)	(1,038)	(100)	(96)
Employer contributions		1,271	1,025	98	96
Employee contributions		6	6	–	–
Transfers to DC pension plans		(2)	–	–	–

Fair value of plan assets, end of the year		14,835	13,069	209	191

Plan deficit		(1,472)	(1,611)	(1,624)	(1,431)
Unamortized net actuarial losses		4,347	3,358	345	144
Unamortized net past service costs (credits)		51	56	(96)	(120)
Unamortized transitional obligation		1	1	2	3
Valuation allowance		(65)	(100)	–	–

Accrued benefit asset (liability), end of the year		2,862	1,704	(1,373)	(1,404)

Accrued benefit asset included in other long-term assets	12	3,312	2,316	–	–
Accrued benefit liability included in other long-term liabilities	17	(450)	(612)	(1,373)	(1,404)

For DB pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $16,151 million at December 31, 2010 and $14,553 million at December 31, 2009 the fair value of plan assets was $14,574 million at December 31, 2010 and $12,811 million at December 31, 2009.

For DB pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was $156 million at December 31, 2010 and $127 million at December 31, 2009 the fair value of plan assets was $261 million at December 31, 2010 and $258 million at December 31, 2009.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

	PENSION BENEFITS				OTHER BENEFITS

	2010	2009	2008	2010	2009	2008

At December 31
Accrued benefit obligation
Discount rate, end of year	5.5%	6.4%	7.0%	5.5%	6.4%	7.0%
Rate of compensation increase, end of year	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

For the year ended December 31
Net benefit plans cost
Discount rate, end of preceding year	6.4%	7.0%	5.6%	6.4%	7.0%	5.6%
Expected return on plan assets, end of preceding year	7.00%	7.25%	7.25%	7.00%	7.25%	7.25%
Rate of compensation increase, end of preceding year	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

We assumed the following trend rates in healthcare costs:

  an annual rate of increase of 4.5% in the cost per person of covered healthcare benefits for 2010 and the foreseeable future an annual rate of increase in the cost of medication:
  – for retirees under age 65 of 7.0% for 2010 with a gradual decline to 4.5% over ten years
  – for retirees over age 65 of 4.5%.

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans. The following table shows the effect of a 1% change in the assumed trend rates in healthcare costs.

	1% INCREASE	1% DECREASE

Effect on other benefits – total service and interest cost	7	(6)
Effect on other benefits – accrued obligation	139	(120)

PENSION PLAN ASSETS

The investment strategy for the major pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while taking into account the liability structure of the pension plan and maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets.
     The following table shows the allocation of our pension plan assets at December 31, 2010 and 2009, target allocations for 2010 and the expected long-term rate of return by asset class.

						WEIGHTED
	WEIGHTED					AVERAGE
	AVERAGE					EXPECTED
	TARGET	PERCENTAGE OF PLAN ASSETS AT DECEMBER 31		FAIR VALUE OF PLAN ASSETS		LONG-TERM
	ALLOCATION			AT DECEMBER 31		RATE OF RETURN

ASSET CATEGORY	2010	2010	2009	2010	2009	2010

Equity securities	35%–55%	45%	44%	6,665	5,789	9.1%
Debt securities	45%–65%	55%	56%	8,170	7,280	5.0%

Total/average		100%	100%	14,835	13,069	7.0%

Equity securities included approximately $19 million of BCE Inc. common shares and Bell Aliant units, or 0.1% of total plan assets at December 31, 2010, and approximately $34 million of BCE Inc. common shares and Bell Aliant units, or 0.3% of total plan assets at December 31, 2009.
     At December 31, 2010, debt securities included approximately $6 million of BCE companies’ debentures or 0.04% of total plan assets. At December 31, 2009, the amount of BCE companies’ debentures included in debt securities was not significant.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following table shows the estimated future payments to pensioners for the next ten years at December 31, 2010.

	PENSION	OTHER
	BENEFITS	BENEFITS

2011	(975)	(114)
2012	(999)	(118)
2013	(1,024)	(123)
2014	(1,050)	(128)
2015	(1,076)	(133)
2016–2020	(5,752)	(715)

Total estimated future benefit payments	(10,876)	(1,331)

126   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS			OTHER BENEFITS

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008	2010	2009	2008

Bell Canada (1)	(1,168)	(933)	(120)	(90)	(88)	(89)
Bell Aliant	(147)	(135)	(112)	(8)	(8)	(7)

Total	(1,315)	(1,068)	(232)	(98)	(96)	(96)

Comprised of:
Contributions to DB plans (1)	(1,271)	(1,025)	(189)	(98)	(96)	(96)
Contributions to DC plans	(44)	(43)	(43)	–	–	–

(1)	Includes a voluntary contribution of $750 million in 2010 and $500 million in 2009.

We expect to contribute approximately $550 million to all of our DB pension plans in 2011, subject to actuarial valuations being completed. We expect to pay approximately $110 million to beneficiaries under other employee benefit plans in 2011. We expect to contribute approximately $50 million to the DC pension plans in 2011.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24
COMMITMENTS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2010 that are due in each of the next five years and thereafter.

						THERE-
	2011	2012	2013	2014	2015	AFTER	TOTAL

Operating leases	189	148	131	115	97	346	1,026
Commitments for capital expenditures	227	190	110	104	82	823	1,536
Purchase obligations	1,111	692	396	375	334	766	3,674

Total	1,527	1,030	637	594	513	1,935	6,236

Rental expense relating to operating leases was $226 million in 2010, $236 million in 2009 and $233 million in 2008.
     Purchase obligations consist of contractual obligations under service and product contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     At December 31, 2010, we had other long-term liabilities that are not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

Deferred revenue and gains on assets are excluded as they do not represent future cash payments.

ACQUISITION OF CTV

BCE has agreed to acquire the remaining 85% interest in CTV that it does not already own for $1.3 billion in equity value. Including the value of BCE’s present 15% ownership stake, the transaction has an equity value of approximately $1.5 billion. Together with $1.7 billion in proportionate debt, the total transaction value is approximately $3.2 billion.

LITIGATION

We become involved in various legal proceedings as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome of the legal proceedings pending at December 31, 2010, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our consolidated financial position or results of operations. We believe that we have strong defences and we intend to vigorously defend our position.

TELEGLOBE LAWSUITS

BCE Inc. and certain former directors and/or officers of Teleglobe Inc. and certain of its subsidiaries were defendants in three lawsuits referred to as the Kroll Restructuring Lawsuit, Teleglobe Inc. Unsecured Creditors Lawsuit and Teleglobe Inc. Plan Administrator Lawsuit. On April 7, 2010, the parties agreed to settle these lawsuits, subject to approval by the U.S. Bankruptcy Court of the District of Delaware, which approval was obtained on August 12, 2010. In addition, BCE Inc. was defendant in a lawsuit referred to as the Teleglobe Lending Syndicate Lawsuit. On November 3, 2010, the parties agreed to settle that lawsuit, subject to execution by all parties of customary releases and discharges, which were all executed by November 10, 2010. In advance of these settlements, BCE Inc. and its insurers settled related coverage issues and, as a result, the settlement of these lawsuits had no material effect on the consolidated financial position or results of operations of BCE.

CLASS ACTION CONCERNING BELL CANADA AND BELL MOBILITY INC. (BELL MOBILITY) LATE PAYMENT CHARGES

Bell Canada and Bell Mobility were defendants in a class action instituted on April 11, 2008 seeking the repayment of certain late payment charges and the payment of punitive damages. On March 29, 2010, the parties agreed to settle this lawsuit, subject to approval by the Québec Superior Court. On June 17, 2010, the Québec Superior Court approved the settlement. The settlement had no material effect on the consolidated financial position or results of operations of BCE.

128   |   BCE INC.   2010 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25
GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.

The following table represents guarantees that BCE has entered into that have a fixed maximum potential exposure, and their respective terms. BCE also has entered into guarantees for which no maximum potential amount is specified.

							INDEFI-
	2011	2012	2013	2014	2015	+	NITE	TOTAL

Sale of assets and businesses	1	–	1	–	–		1,607	1,609
Sale of services	1	77	–	–	40		30	148
Purchase and development of assets	–	–	–	–	–		3	3
Other	6	4	3	3	27		10	53

Total	8	81	4	3	67		1,650	1,813

SALE OF ASSETS AND BUSINESSES

As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations including tax legislation, valuation differences, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.
     A nominal amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2010. Historically, we have not made any significant payments under this type of indemnification or guarantee.

SALE OF SERVICES

In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or changes in or in the interpretation of laws and regulations including tax legislation.
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2010. Historically, we have not made any significant payments under such indemnifications or guarantees.

PURCHASE AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations including tax legislation.
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2010. Historically, we have not made any significant payments under such indemnifications or guarantees.

OTHER TRANSACTIONS

As part of other transactions, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations including tax legislation.
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2010. Historically, we have not made any significant payments under such indemnifications or guarantees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26
SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31	2010	2009	2008

Cash (used in) from non-cash operating assets and liabilities is as follows:
Accounts receivable	(129)	124	52
Inventory	(76)	(149)	(40)
Prepaid expenses	27	(1)	25
Other current assets	(51)	(104)	–
Other long-term assets	(40)	(52)	86
Accounts payable and accrued liabilities	358	9	263
Interest payable	(1)	(24)	(6)
Other long-term liabilities	(16)	141	(29)
Other	(117)	96	13

Total cash (used in) from non-cash operating assets and liabilities	(45)	40	364

130   |   BCE INC.   2010 ANNUAL REPORT

GLOSSARY

Adjusted EPS
This is earnings per share before restructuring and other and net (gains) losses on investments.

ARPU
Average revenue per unit expressed as a rate per month for the year.

Black-Scholes Option Pricing Model
The Black-Scholes option pricing model is the financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

Book Value Per Share
This is common shareholders’ equity divided by the number of common shares outstanding.

Capital Intensity
This is capital expenditures divided by operating revenues.

Churn
This is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.

Cost of Acquisition (COA)
COA is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

Curtailment
A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.

EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

EBITDA Margin
This is EBITDA divided by operating revenues.

Free Cash Flow
We define free cash flow as cash flows from operating activities and distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, other investing activities and Bell Aliant free cash flow.

Goodwill
Goodwill may be created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

Long-Term Debt to Total Shareholders’ Equity
This is long-term debt (including any portion due within one year) divided by shareholders’ equity.

Market Capitalization
This is BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Operating Margin
Operating income divided by operating revenues.

Price to Book Ratio
BCE Inc.’s share price at the end of the year divided by the book value per share.

Price to Cash Flow Ratio
BCE Inc.’s share price at the end of the year divided by the cash flow per share. Cash flow per share is cash flow from operating activities less capital expenditures divided by the average number of common shares outstanding.

Price to Earnings Ratio
BCE Inc.’s share price at the end of the year divided by earnings per share.

Return on Equity
Return on common shareholders’ equity is net earnings available to common shares as a percentage of average common shareholders’ equity.

Total Debt to Total Assets
Total long-term debt (including debt due within one year) divided by total assets.

BCE INC.   2010 ANNUAL REPORT   |   131